

MicroVision

2023 Annual Report
and
Proxy Statement for 2024 Annual Meeting of Shareholders

MICROVISION, INC. | 425.936.6847 | microvision.com | 18390 NE 68th St. | Redmond, WA 98052 | USA

Cautionary Note Regarding Forward-Looking Statements

This Proxy Statement contains forward-looking statements, including those regarding our business, strategy and financial performance, our development and commercialization of products, technologies and solutions, and other statements that are not historical fact, and actual results could differ materially. Risk factors that could cause actual results to differ are set forth in the "Risk Factors" section of, and elsewhere in, our most recent Annual Report on Form 10-K and other filings with the Securities and Exchange Commission. All forward-looking statements are based on management's estimates, projections, and assumptions as of the date hereof, and MicroVision undertakes no obligation to update any such statements.



Dear Fellow Shareholder:

I cordially invite you to attend the MicroVision, Inc. 2024 Annual Meeting of Shareholders. The Annual Meeting will be held virtually at 9:00 a.m., Pacific Time, on Wednesday, June 5, 2024.

Detailed information as to the business to be transacted and matters to be acted upon at the Annual Meeting is contained in the enclosed Notice of Annual Meeting and Proxy Statement.

Your vote is very important. Whether or not you plan to virtually attend the Annual Meeting, please take the time to vote. The proxy materials, including the Proxy Statement and 2023 Annual Report, were mailed to you and our other shareholders on or about April 29, 2024. These proxy materials contain instructions for voting online or by telephone. You can also vote by signing, dating, and mailing your proxy card. I encourage you to review these proxy materials before you vote.

On behalf of the Board of Directors, I would like to express our appreciation for your continued support of MicroVision. We look forward to receiving your proxy and hosting you at our virtual annual meeting.

Sincerely,

Sumit Sharma
Chief Executive Officer

Notice of Annual Meeting of Shareholders and Proxy Statement



NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Wednesday, June 5, 2024
at 9:00 a.m. Pacific Time

To the Shareholders of MicroVision, Inc.:

The 2024 Annual Meeting of Shareholders of MicroVision, Inc., a Delaware corporation, will be held on Wednesday, June 5, 2024 at 9:00 a.m., Pacific Time. The Annual Meeting will be a virtual meeting held online at www.virtualshareholdermeeting.com/MVIS2024 via a live webcast. Shareholders of record at the close of business on April 8, 2024 and holders of proxies for those shareholders may attend and vote at the Annual Meeting. You will be able to vote and submit questions online through the virtual meeting platform during the Annual Meeting. You will not be able to attend the Annual Meeting in person.

The meeting is being held for the following purposes, each of which is more fully described in the accompanying proxy statement:

1. To elect the eight director nominees named in the accompanying proxy statement to serve until the next annual meeting;

2. To conduct an advisory vote on executive compensation;

3. To ratify the appointment of Moss Adams LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2024; and

4. To transact any other business properly presented at the meeting.

Your vote is important to us. You may vote via the internet, by telephone, or by signing, dating, and returning the enclosed proxy card. If you are voting via the internet or by telephone, your vote must be received by 11:59 p.m. Eastern Time on Tuesday, June 4, 2024. For specific voting instructions, please refer to the information provided in the following proxy statement, together with your proxy card or the voting instructions you receive by e-mail or that are provided via the internet.

Thank you for your ongoing support of MicroVision.

By Order of the Board of Directors,

Drew G. Markham
Corporate Secretary

Redmond, Washington
April 29, 2024

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be held on June 5, 2024. The proxy statement and the annual report to shareholders for the fiscal year ended December 31, 2023 have been mailed to shareholders and are available at https://ir.microvision.com/sec-filings.



**PROXY STATEMENT FOR ANNUAL MEETING
OF SHAREHOLDERS
June 5, 2024**

TABLE OF CONTENTS

INFORMATION ABOUT THE ANNUAL MEETING AND VOTING

Q: **Why did you send me these Proxy Materials?**

A: We sent you this proxy statement and the enclosed proxy card to you because our Board of Directors is soliciting your proxy to vote at the 2024 Annual Meeting of Shareholders. The Annual Meeting will be held virtually on June 5, 2024 at 9:00 a.m. Pacific Time, at www.virtualshareholdermeeting.com/MVIS2024. You will be able to virtually attend the Annual Meeting, vote and submit your questions during the Annual Meeting via live webcast through the link. You will need the 16-digit control number provided on your proxy card (if applicable).

This Proxy Statement summarizes the information regarding the matters to be voted upon at the Annual Meeting. You do not need to attend the Annual Meeting, however, to vote your shares. You may simply vote your shares by telephone or over the internet in accordance with the instructions contained on the proxy card. You may also complete, sign, date, and return the enclosed proxy card to the address in the instructions. Please allow sufficient time for delivery of your proxy card if you decide to vote by mail.

On April 8, 2024, the record date, there were 206,055,543 shares of MicroVision common stock outstanding. If you owned shares of our common stock at the close of business on the record date, you are entitled to one vote for each share of common stock you owned as of that date. We made this proxy statement available on or about April 29, 2024 to all shareholders entitled to vote their shares at the Annual Meeting.

Q: **How many votes do I have?**

A: You have one vote for each share of common stock that you owned on the record date. Your proxy card will indicate the number of shares.

Q: **How do I vote by proxy?**

A: If you properly cast your vote by either voting your proxy by telephone or via the internet or executing and returning the proxy card, and your vote is not subsequently revoked by you, your vote will be voted in accordance with your instructions. If you sign the proxy card but do not make specific choices, your proxy will vote your shares as recommended by the Board as follows:

"**FOR**" the election of each of the eight nominees for director named in this proxy statement;

"**FOR**" the approval, on an advisory basis, of the compensation of our named executive officers, as disclosed in this proxy statement under the heading Executive Compensation (commonly referred to as "say-on-pay"); and

"**FOR**" ratification of the selection of Moss Adams LLP as our independent registered public accounting firm.

If any other matter is presented, your proxy will vote in accordance with his or her best judgment. At the time we printed this proxy statement, we knew of no matters that needed to be acted on at the Annual Meeting other than those discussed in this proxy statement.

Q: **May my broker vote for me?**

A: Under the relevant self-regulatory organization and Securities and Exchange Commission rules, if your broker holds your shares in its "street" name, the broker may vote your shares on routine matters even if it does not receive instructions from you, but the broker may not vote your shares on matters that are not routine unless it receives instructions from you. At the Annual Meeting your broker may, without instructions from you, vote on Proposal 3, but may not vote on the other proposals. We encourage you, however, to instruct your broker on all proposals as, even if the rules permit, your broker may choose not to exercise its discretion to vote your shares without receiving your instruction.

Q: **What are abstentions and broker non-votes?**

A: An abstention represents the action by a shareholder to refrain from voting "for" or "against" a proposal. "Broker non-votes" represent votes that could have been cast on a particular matter by a broker, as a shareholder of record, but that were not cast because the broker (i) lacked discretionary voting authority on the matter and did not receive voting instructions from the beneficial owner of the shares or (ii) had discretionary voting authority but nevertheless refrained from voting on the matter.

Q: **May I revoke my proxy?**

A: Yes. You may change your mind after you send in your proxy card or vote your shares by telephone or via the internet by following these procedures. To revoke your proxy:

- Vote again by telephone or internet;

- Send in another signed proxy card with a later date;

- Send a letter revoking your proxy to our Corporate Secretary at our headquarters office in Redmond, Washington; or

- Attend the virtual Annual Meeting and vote during the meeting.

Q: **Is cumulative voting permitted for the election of directors?**

A: No. Neither our charter nor our bylaws permit cumulative voting at any election of directors.

Q: **How do I vote in person at the virtual meeting?**

A: You may attend the virtual meeting via the internet and vote during the meeting. Shareholders may attend, vote, and submit questions in the Annual Meeting by visiting the www.virtualshareholdermeeting.com/MVIS2024. You will need the 16-digit control number included on your proxy card or on the instructions that accompanied your proxy materials. Shares held in your name as the shareholder of record may be voted electronically during the meeting. Shares for which you are the beneficial owner but not the shareholder of record also may be voted electronically during the meeting. However, even if you plan to attend the Annual Meeting virtually, we recommend that you vote your shares in advance, so that your vote will be counted if you later decide not to attend the Annual Meeting.

Q: **What is the quorum requirement for the meeting?**

A: The quorum requirement for holding the meeting and transacting business is one-third of the outstanding shares entitled to be voted. The shares may be present in person or represented by proxy at the meeting. Both abstentions and broker non-votes are counted as present for the purpose of determining the presence of a quorum.

Q: **What vote is required to approve the election of directors (Proposal 1)?**

A: Each nominee for director presented in Proposal 1 must be elected by a plurality of the votes properly cast, which means the eight nominees for director who receive the most "for" votes at the Annual Meeting will be elected. So, if you do not vote for a nominee, or you "withhold authority to vote" for a nominee, your vote will not count either "for" or "against" the nominee. Abstentions and broker non-votes will have no effect on the outcome of voting for directors.

Q: **What vote is required to approve the vote on the compensation of our named executive officers (Proposal 2)?**

A: For Proposal 2, you may vote "**FOR**," "**AGAINST**," or "**ABSTAIN**." Because Proposal 2 is a non-binding advisory vote, there is technically no minimum vote requirement for that proposal. Abstentions and broker non-votes will have no effect on the outcome of the vote.

Q: **What vote is required to ratify the selection of Moss Adams LLP as our independent registered public accounting firm (Proposal 3)?**

A: The affirmative vote of a majority of the votes properly cast on the proposal at the Annual Meeting is required to ratify the appointment of Moss Adams LLP as our independent registered public accounting firm. Abstentions and broker non-votes will have no effect on the outcome of the vote.

Q: **Is voting confidential?**

A: We keep all the proxies and ballots private as a matter of practice.

Q: **Who pays the costs of soliciting these proxies?**

A: MicroVision will pay all the costs of soliciting these proxies. Some of our officers and other employees also may, but without compensation other than their regular compensation, solicit proxies by mail or personal conversations, or by telephone or other electronic means. We will also reimburse banks, brokers, nominees, fiduciaries and solicitors, for the expenses they incur in forwarding the proxy materials to you.

Q: **How can I opt out of receiving paper copies of proxy materials?**

A: Instead of receiving paper copies of MicroVision's Annual Report and Proxy Statement in the mail, registered shareholders can elect to receive these communications electronically. Your election to receive future proxy materials electronically would result in expedited delivery of your materials, conserve natural resources and reduce MicroVision's printing and mailing costs. For additional information or to elect this option, please access www.proxyvote.com.

Many brokers and banks also offer electronic delivery of proxy materials to their clients. If you are a beneficial owner of MicroVision stock, please contact your broker, bank or other holder of record to find out whether this service is available to you.

Q: **Who should I contact if I have any questions?**

A: If you have any questions about the Annual Meeting, voting or your ownership of MicroVision common stock, please send an e-mail to ir@microvision.com.

PROPOSAL ONE—ELECTION OF DIRECTORS

Our Board of Directors is elected each year at the Annual Meeting of Shareholders. We currently have seven directors. Upon the recommendation of the Nominating & Governance Committee, the Board has nominated the eight individuals listed below for election at the Annual Meeting, six of whom currently serve as MicroVision directors. The remaining two nominees have not previously served as MicroVision directors. If these individuals are elected, the Board will have eight members immediately following the Annual Meeting and, accordingly, the Board has authorized the increase of its size to eight members effective immediately following the Annual Meeting. These nominees bring a wide variety of relevant skills, professional experience, and backgrounds, as well as diverse viewpoints and perspectives to represent the long-term interests of shareholders and to fulfill the leadership and oversight responsibilities of the Board.

If any nominee listed below is unable to stand for election at the Annual Meeting, the persons named as proxies may vote any person designated by the Board to replace the nominee. Alternatively, the proxies may vote for the remaining nominees and leave a vacancy that the Board may fill later, or the Board may reduce the authorized number of directors. As of the date of this Proxy Statement, the Board is not aware that any nominee is or will be unable to stand for election. Proxies received from shareholders, unless directed otherwise, will be voted FOR the election of the nominees listed below.

Each director elected at the Annual Meeting will serve until MicroVision's 2025 Annual Meeting of Shareholders or until they are succeeded by another qualified director who has been elected, or, if earlier, until their death, resignation, or removal.

> **THE BOARD RECOMMENDS THAT YOU VOTE "FOR" EACH OF THE FOLLOWING DIRECTOR NOMINEES.**

Set forth below are the name, position held, age, and other relevant data pertaining to each of our director nominees. The principal occupation and recent employment history of each director nominee is described below, and the number of shares of common stock beneficially owned by each as of March 1, 2024 is set forth in the section of this Proxy Statement entitled, "*Information About MicroVision Common Stock Ownership*."

Simon Biddiscombe

Independent Director

Mr. Biddiscombe serves as Chief Financial Officer of privately held Third Wave Automation, a provider of high-reach autonomous forklifts, since August 2022. He also served as Executive Partner at Thomas H. Lee Partners, a premier private equity firm investing in middle market growth companies, from May 2022 to October 2023. Mr. Biddiscombe was Chief Executive Officer and a board member at publicly traded MobileIron, Inc., a security software provider for the digital enterprise protecting corporate data across apps, networks, and clouds, from October 2017 until its sale to Ivanti, Inc. in December 2020. From May 2015 to October 2017, Mr. Biddiscombe served as MobileIron's Chief Financial Officer. From September 2014 to April 2015, he was Chief Financial Officer at ServiceSource International, Inc., a publicly traded global outsourced go-to-market services provider. He previously served in several executive leadership roles including Chief Financial Officer and Chief Executive Officer at QLogic, Chief Financial Officer at Mindspeed Technologies, and Chief Financial Officer at Wyle Electronics. He began his career at PricewaterhouseCoopers LLP where he spent nine years, including the firm's Silicon Valley technology accounting and audit practice. Mr. Biddiscombe holds a BA in business studies from the University of Glamorgan and is a Fellow of the Institute of Chartered Accountants in England and Wales.

Director since 2018

Age 56

Board Committees:

- Compensation, Chair
- Audit

Key Expertise:

- Executive Leadership
- Business Strategy
- Financial & accounting
- Technology & Innovation
- Public Board Service & Governance
- Transportation & Mobility Industries

Robert P. Carlile

Chair of the Board & Lead Independent Director

Mr. Carlile became a director in March 2017 and was appointed as Chairman of the Board in June 2022. Mr. Carlile was a partner at KPMG LLP from 2002 to 2016, and a partner at Arthur Andersen LLP from 1987 to 2002. During his 39-year career in public accounting, Mr. Carlile served as the lead audit partner on numerous public company engagements operating across different industries including technology, retail, transportation, bio-science, and manufacturing. In addition to his experience as a lead audit partner, Mr. Carlile held a variety of operating leadership positions at KPMG and Arthur Andersen in the Pacific Northwest. Since 2019, Mr. Carlile has served on the Board of Directors of publicly traded Expeditors International where he is the Chairman of the Board. Mr. Carlile also serves on the Board of Directors of Virginia Mason Franciscan Health and is a past Chairman of the Northwest Chapter Board of the National Association of Corporate Directors (NACD).

Director since 2017

Age 68

Board Committees:

- Compensation
- Nominating & Governance

Key Expertise:

- Executive Leadership
- Business Strategy
- Financial & accounting
- Public Board Service & Governance

Jeffrey A. Herbst

Independent Director

Mr. Herbst is Co-Founding Managing Partner of GFT Ventures, a venture capital firm focused on investing in early-stage technology companies primarily located in the U.S. and Israel. Prior to launching GFT Ventures in March 2021, Mr. Herbst served in various roles at NVIDIA Corporation from December 2001 to July 2021, most recently serving as Vice President of Business Development where he built an ecosystem of accelerated computing applications spanning the domains of AI, data science, autonomous machines, and graphics and visualization. Prior to that, he practiced as an attorney with Wilson Sonsini Goodrich & Rosati. Mr. Herbst holds a J.D. degree from Stanford University and a B.S. degree with honors in computer science from Brown University.

Director since 2022

Age 59

Board Committees:

- Audit
- Strategic

Key Expertise:

- Executive Leadership
- Business Strategy
- Financial & Accounting
- Technology & Innovation
- Public Board Service & Governance

Peter Schabert

Independent Director Nominee

Mr. Schabert is currently a management consultant advising companies in the automotive supply industry. He previously served as President and Chief Executive Officer of Beijing Benz Automotive Co., Ltd, from August 2015 until his retirement in April 2017. Mr. Schabert spent 31 years at Daimler AG, serving in various leadership roles, including head of global powertrain production, and site manager of several Mercedes-Benz manufacturing sites serving in locations throughout Germany, China, and the U.S. Mr. Schabert holds a mechanical engineering degree from Technische Universität Braunschweig.

Nominated in April 2024

Age 69

Board Committees:

None

Key Expertise:

- Executive Leadership
- Business Strategy
- Transportation & Mobility Industries

Jada Smith

Independent Director Nominee

Ms. Smith is Senior Vice President, Product Strategy & Delivery at Karma Automotive, a privately held ultra-luxury electric vehicle manufacturer, a role she has held since December 2023. Previously, Ms. Smith served in several roles at Aptiv PLC, a publicly traded global technology company serving the automotive industry. At Aptiv, Ms. Smith served as Senior Program Director, Ford, from February 2022 to November 2022, Global Engineering Director, Software Platform, from November 2020 to August 2022, Global Director of Program Management, Connection Systems, from June 2020 to November 2020, Director Program Management, NA Connection Systems, from September 2019 to June 2020, and Vice President Advanced Engineering from July 2017 to September 2019. Prior to Aptiv, Ms. Smith spent nearly 13 years in various engineering roles at Delphi Automotive PLC, a publicly traded high-technology company serving the automotive and transportation sectors. In 2017, Delphi completed the spin-off transaction that created Aptiv PLC. Since September 2019, Ms. Smith has served on the Board of Directors of the nonprofit Center for Automotive Research. Ms. Smith has a Master of Business Administration Degree from Indiana University Kokomo and a B.S. Degree in Electrical Engineering Technology from Purdue University.

Nominated in April 2024

Age 46

Board Committees:

None

Key Expertise:

- Business Strategy
- Technology & Innovation
- Transportation & Mobility Industries

Mark B. Spitzer

Independent Director

Dr. Spitzer is a Fellow of the American Physical Society and a Senior member of the Institute of Electrical and Electronic Engineers. Beginning in 2012, Dr. Spitzer served as the Director of Operations for Project Glass at Google X (now X Development LLC), moving to the virtual reality team at Google in 2015 and retiring from Google in 2017. Prior to Google, Dr. Spitzer founded The MicroOptical Corporation (eventually renamed Myvu Corporation) in 1996, where he served as Chief Executive Officer. In the early 1990s, Dr. Spitzer served as Principal Scientist at Kopin Corporation. In 2014, Dr. Spitzer received the Special Recognition Award from the Society for Information Display for contributions to the development of active-matrix liquid-crystal microdisplays, microdisplay viewing optics, and wearable computer technology. He has 70 patents in the fields of photovoltaics, micro-displays, micro-electromechanical systems (MEMS), optics, augmented reality and virtual reality. Dr. Spitzer received a B.A. with distinction in physics at Boston University and a Ph.D. in physics at Brown University.

Director since 2020

Age 70

Board Committees:

- Nominating & Governance
- Strategic, Chair

Key Expertise:

- Executive Leadership
- Business Strategy
- Technology & Innovation

Sumit Sharma

Chief Executive Officer & Director

Mr. Sharma has served as Chief Executive Officer of MicroVision, Inc. since February 2020, and served as Chief Operating Officer from June 2018 to February 2020, after serving as Vice President of Product Engineering and Operations since February 2017 and Vice President and Senior Director of Operations since September 2015. Prior to MicroVision, from April 2015 to September 2015, he was a Product Development and Operations consultant at BlueMadison Consulting. From November 2013 to March 2015, he was the Senior Director, Advanced Manufacturing Operations and Technology Development at Jawbone. From March 2011 to October 2013, he was the Head of Manufacturing Operations for project GLASS at Google. Mr. Sharma has extensive experience in optics, wearable technology, product development and qualification for automotive industry. Mr. Sharma also has deep experience in global operations and developing strategic partnerships. A patent holder, Mr. Sharma received his baccalaureate degree in engineering from New Jersey Institute of Technology.

Director since 2020

Age 50

Key Expertise:

- Executive Leadership
- Business Strategy
- Technology & Innovation
- Transportation & Mobility Industries

Brian V. Turner

Independent Director

Mr. Turner serves as Chairman of the Board of Directors and Audit Committee of Iron Horse Acquisitions Corp., a blank check company that consummated its initial public offering in December 2023. Mr. Turner also actively serves on the board of directors of several privately held companies. His extensive executive experience includes serving as Chief Financial Officer of Coinstar Inc., a provider of automated retail solutions, from 2003 to 2009. Prior to that, from 2001 to 2003, he served as Senior Vice President of Operations, Chief Financial Officer and Treasurer of RealNetworks, Inc., a digital media and technology company, and from 1999 to 2001, he was with BSquare Corp., a software company, serving as President and earlier as Chief Financial Officer. From 1995 to 1999, Mr. Turner was Chief Financial Officer and Vice President of Administration of Radisys Corp., an embedded software company. Mr. Turner's experience also includes 13 years at PricewaterhouseCoopers LLP. Mr. Turner served on the board of directors of Cray Inc. until its sale to Hewlett Packard Enterprises in September 2019. Mr. Turner holds a Bachelor of Business Administration degree from the University of Washington.

Director since 2006

Age 64

Board Committees:

- Audit, Chair
- Strategic

Key Expertise:

- Executive Leadership
- Business Strategy
- Financial & Accounting
- Public Board Service & Governance

BOARD OF DIRECTORS & GOVERNANCE MATTERS

We seek individuals to serve as directors with established strong professional reputations, sophistication and experience in strategic planning, leadership, business management, innovation and in substantive areas that affect our business such as: technology development; sourcing, manufacturing and operations; financing; finance and accounting; business operations; intellectual property strategy and licensing; legal and regulatory; and sales and marketing. We believe that each of our current directors possesses the professional and personal qualifications necessary for Board service.

We are committed to actively refreshing our Board and each committee to promote a healthy mix of perspectives and tenures, which we believe promotes strong Board governance. From time to time, we have engaged a third-party recruiter to identify and recommend diverse and qualified candidates that will complement the existing skill set and expertise of our current Board.

Board Diversity, Gender and Demographics

We value having a Board that reflects diverse perspectives, including those based on gender, race, ethnicity, skills, and experience. Our Board endeavors to seek out women and ethnically diverse director candidates, but we do not have a formal policy with respect to diversity. The eight director nominees for election at our 2024 Annual Meeting bring to our Board a variety of backgrounds, skills, professional and industry experience, and other attributes and perspectives that contribute to the overall diversity of our Board.

The matrix below summarizes gender and certain demographic information reflected in our current Board.

Board Diversity Matrix

	As of April 29, 2024				As of March 24, 2023			
Total Number of Directors	7				8			
Part I: Gender Identity	Female	Male	Non-Binary	Did not Disclose Gender	Female	Male	Non-Binary	Did not Disclose Gender
Directors	1	6	-	-	2	6	-	-
Part II: Demographic Background								
South Asian	0	1	-	-	0	1	-	-
White	1	5	-	-	2	5	-	-
LGBTQ+	-	-	-	-	-	-	-	-
Did Not Disclose Demographic Background	-	-	-	-	-	-	-	-

Board Meetings and Committees

Our Board met eight times and took action by written consent five times during 2023. Each director attended at least 75% of all Board and applicable committee meetings held during 2023. Directors are highly encouraged to attend our annual meeting of shareholders each year, all the directors nominated for election at our 2023 annual meeting and serving on our Board at the time attended our 2023 annual meeting.

The Board has three principal committees performing the functions required of independent directors by applicable the Securities and Exchange Commission, or SEC, rules and Nasdaq listing standards: Audit Committee, Compensation Committee, and Nominating & Governance Committee. Each of these committees meets regularly and has a written charter approved by the Board that is reviewed annually by the respective committee. In addition to these three principal committees, the Board has in the past and may in the future create special committees from time to time.

At each regularly scheduled Board meeting, the Chair of each committee reports on any significant matters addressed by that committee during the quarter. Each director serving on our principal committees is an independent director pursuant to applicable Nasdaq listing standards and SEC rules.

The current charters for each of our principal committees can be found on the investor relations section of our website at www.ir.microvision.com. The composition of our principal committees as of April 29, 2024 was as shown in the table below. We anticipate that some changes in committee composition may be made soon after the 2024 Annual Meeting.

Audit Committee	Compensation Committee	Nominating & Governance Committee
Brian Turner (Chair)	Simon Biddiscombe (Chair)	Judith Curran (Chair)
Jeffrey Herbst	Robert Carlile	Robert Carlile
Simon Biddiscombe	Judith Curran	Mark Spitzer

The Audit Committee

Our Audit Committee:

- oversees our accounting and financial reporting processes and the audits of our financial statements and internal control over financial reporting;

- oversees the qualifications, independence, performance, and engagement of our independent registered public accounting firm;

- oversees our disclosure controls and procedures, and internal audit function;

- reviews and pre-approves all audit and permitted non-audit services and fees;

- reviews and approves all related-person transactions;

- oversees compliance with policies on business ethics and public responsibility; and

- oversees financial-related risks and the enterprise risk management program, including management of risks related to cybersecurity.

Changes to the composition of the committee in 2023 included the appointment of Simon Biddiscombe as a committee member, replacing Seval Oz. The Audit Committee met four times and took action by written consent one time during 2023.

The "audit committee financial experts" designated by the Board are Simon Biddiscombe, Robert Carlile, Jeffrey Herbst, and Brian Turner, each an independent director. Mr. Biddiscombe has eleven years of experience as a chief financial officer of four public companies and nine years of experience in various roles at PricewaterhouseCoopers LLP. Mr. Carlile has thirty-nine years of experience in various roles in public accounting at KPMG and Arthur Andersen. Mr. Herbst has twenty-two years of experience overseeing venture investments and strategic acquisitions in roles at NVIDIA Corporation and at GFT Ventures, a venture capital firm he co-founded. Mr. Turner has thirteen years of experience as a chief financial officer of four public companies and thirteen years of experience in various roles at PricewaterhouseCoopers LLP.

The Compensation Committee

Our Compensation Committee:

- oversees our compensation and employee benefit programs, policies, plans and overall compensation philosophy;

- determines compensation policies for executive officers and employees;

- reviews the performance, and determines the compensation, of executive officers;

- approves and oversees equity-related incentive plans and executive bonus plans;

- evaluate compensation policies and practices as they relate to risk management practices;

- recommends the compensation program for Board members; and

- oversees management of people operations and resources, including our culture and diversity, equity, and inclusion initiatives.

The Compensation Committee's charter provides the committee with the authority to retain a compensation consulting firm in its discretion. Throughout 2023, the Compensation Committee retained Frederic W. Cook & Co., Inc., or F.W. Cook, to provide independent compensation consulting services after assessing the independence and determining that there was no conflict of interest. F. W. Cook advised the Compensation Committee on a variety of matters including executive compensation, pay philosophy, compensation peer group, competitive market information, incentive plan design, emerging best practices in compensation matters and alignment of executive compensation with shareholder interests.

The Compensation Committee also serves as the Plan Administrator for our equity award plans pursuant to authority delegated by the Board. The Committee may delegate its authority when it deems appropriate and in the best interest of the company and when such delegation would not violate applicable law, regulation, or Nasdaq rules or SEC requirements.

Following the 2023 annual shareholder meeting, Mark Spitzer ceased to be a member of the Compensation Committee due to his appointment to the Nominating & Governance Committee. The Compensation Committee met five times and took action by written consent one time during 2023.

The Nominating & Governance Committee

Our Nominating & Governance Committee:

- counsels the Board of Directors with respect to Board and committee structure and membership;

- establishes criteria for nomination to the Board and its committees, taking into account the composition of the Board as a whole;

- identifies, reviews, and recommends director candidates for the Board;

- recommends directors for election at the annual meeting of shareholders and to fill new or vacant positions;

- establishes policies with respect to the process by which our shareholders may recommend candidates for consideration for nomination as a director;

- assesses and monitors, with Board involvement, the performance of the Board; and

- recommends directors for membership on Board Committee.

Following the 2023 annual shareholder meeting, Mark Spitzer was appointed to the Nominating & Governance Committee to replace Brian Turner. The Nominating & Governance Committee met six times and took action by unanimous written consent one time during 2023.

Independence Determination

No director will be deemed to be independent unless the Board affirmatively determines that the director has no material relationship with the company, directly or as an officer, share owner, or partner of an organization that has a relationship with the company. The Board observes all criteria for independence set forth in the Nasdaq listing standards and other governing laws and regulations.

In its annual review of director independence, the Board considers all commercial, banking, consulting, legal, accounting, charitable, or other business relationships any director may have with us, either directly or indirectly. As a result of its annual review, the Board has determined that all of the directors and proposed nominees for director, with the exception of Mr. Sharma, are independent and we refer to them throughout this document as the Independent Directors.

The Nasdaq listing standards have both objective tests and a subjective test for determining who is an independent director. The objective tests state, for example, that a director is not considered independent if such director is our employee, or is a partner in, or executive officer of, an entity to which we made, or from which we received, payments in the current or any of the past three fiscal years that exceed the greater of 5% of the recipient's consolidated gross revenue for that year or $200,000. The subjective test states that an independent director must be a person who lacks a relationship that, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. None of the Independent Directors were disqualified from "independent" status under the objective tests. In assessing independence under the subjective test, the Board took into account the standards in the objective tests and reviewed and discussed additional information provided by the directors and us with regard to each director's business and personal activities as they may relate to us and our management. Based on all of the foregoing, as required by the Nasdaq listing standards, the Board made a subjective determination as to each Independent Director and proposed nominees for director, that no relationship exists which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Board has not established categorical standards or guidelines to make these subjective determinations but considers all relevant facts and circumstances.

In addition to the Board-level standards for director independence, the directors who serve on the Audit Committee each satisfy standards established by the SEC, providing that to qualify as "independent" for purposes of membership on that Committee, members of audit committees may not accept, directly or indirectly any consulting, advisory, or other compensatory fee from us other than their director compensation.

Compensation Committee Interlocks and Insider Participation

Mr. Biddiscombe, Mr. Carlile, Ms. Curran and Mr. Spitzer have not at any time during the prior three years been one of our officers or employees. None of our executive officers currently serve, or in the past fiscal year have served, as a member of the Board or compensation committee of any entity that has one or more executive officers serving on our Board or compensation committee.

Board's Role in Risk Oversight

It is management's responsibility to manage risk and bring to the Board's attention risks that are material to the company. The Board has oversight responsibility of the processes established to report and monitor systems for the most significant risks applicable to the company. The Board administers its risk oversight role directly and through its committee structure and the committees' regular reports to the Board at Board meetings. The Board reviews strategic, financial and execution risks and exposures associated with the annual plan and multi-year plans, major litigation and other matters that may present material risk to our operations, plans, prospects or reputation; acquisitions and divestitures and senior management succession planning.

Corporate Governance Guidelines

Our Board has adopted Corporate Governance Guidelines that set forth, expectations and responsibilities for our directors, board committee structure and functions, board leadership responsibilities, and other policies regarding the operations of our Board. Our Corporate Governance Guidelines are available without charge on our Investor Relations section of our website, which is located at https://ir.microvision.com.

Board Leadership Structure

Our Board annually elects a Chair of the Board. The Board has chosen to separate the roles of Chair and Chief Executive Officer. Mr. Carlile currently serves as Chair and Lead Independent Director. In this role, among other duties, Mr. Carlile meets with our Chief Executive Officer and with senior officers as necessary, schedules and presides at meetings of the Board, including meetings of the Independent Directors, serves as a liaison between the Board and our management, approves meeting schedules and agendas, and undertakes other responsibilities designated by the Board. The Board believes that the separate roles of Chief Executive Officer and Chair and Lead Independent Director currently well serve the interests of us and our shareholders. Our Chief Executive Officer can devote his attention to leading the company and focus on our business strategy. The Board believes that our separate Chair and Lead Independent Director provides an appropriate level of independence in the company's leadership through his review and approval of meeting agendas and his leadership of the Board.

The Nominating & Governance Committee will consider recommendations for directorships submitted by shareholders, or groups of shareholders, that have beneficially owned at least 5% of our outstanding shares of common stock for at least one year prior to the date the nominating shareholder submits a candidate for nomination as a director. A nominating shareholder or group of nominating shareholders may submit only one candidate for consideration. Shareholders who wish the Nominating & Governance Committee to consider their recommendations for nominees for the position of director should submit their request in writing no later than the 120th calendar day before the anniversary of the date of the prior year's annual meeting proxy statement was released to shareholders. Such written requests should be submitted to the Nominating & Governance Committee care of the Corporate Secretary, MicroVision, Inc., 18390 NE 68th Street, Redmond, Washington 98052, must contain the following information and must comply with the procedures in sections 1.11 and 1.12 of our bylaws:

- All information regarding the nominating shareholder specified in our by-laws, including: the name, address, and number of shares of common stock beneficially owned by the nominating shareholder and any Stockholder Associated Person (as defined in our by-laws);

- A representation that the nominating shareholder, or Stockholder Associated Persons, has been the beneficial owner of more than 5% of our outstanding shares of common stock for at least one year and will continue to beneficially own at least 5% of our outstanding shares of common stock through the date of the annual meeting;

- All information regarding the candidate that we would be required to disclose in a proxy statement filed pursuant to the rules and regulations of the SEC with respect to a meeting at which the candidate would stand for election;

- Confirmation that the candidate is independent, with respect to the company, under the independence requirements established by us, the SEC, and Nasdaq listing requirements, or, if the candidate is not independent with respect to the company under all such criteria, a description of the reasons why the candidate is not independent;

- The consent of the candidate to be named as a nominee and to serve as a member of the Board if nominated and elected;

- A representation signed by the candidate that if elected he or she will: (1) represent all shareholders of the company in accordance with applicable laws, and our certificate of incorporation, by-laws, and other policies; (2) comply with all rules, policies, or requirements generally applicable to non-employee directors; and (3) upon request, complete and sign customary Directors & Officers Questionnaires.

In addition to satisfying the foregoing requirements under our by-laws and to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than the company's nominees for the 2025 Annual Meeting of Shareholders must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act of 1934, as amended.

Any eligible shareholder who wishes to submit a nomination should review the requirements in our by-laws on nominations by shareholders.

In its assessment of each potential candidate, the Nominating & Governance Committee will review the nominee's judgment, experience, independence, understanding of our or other related industries and such other factors the Nominating & Governance Committee determines are pertinent in light of the current needs of the Board. The Nominating & Governance Committee will also take into account the ability of a director to devote the time and effort necessary to fulfill his or her responsibilities.

Nominees may be suggested by directors, members of management, and, as described above, by shareholders. In identifying and considering candidates for nomination to the Board, the Nominating & Governance Committee considers, in addition to the requirements set out in the Nominating & Governance Committee charter, quality of experience, our needs and the range of talent and experience represented on the Board.

Shareholder Communication with the Board of Directors

We have adopted written procedures establishing a process by which our shareholders can communicate with the Board regarding various topics related to the company. A shareholder desiring to communicate with the Board, or any individual director, should send his or her written message addressed to the Board of Directors (or the applicable director or directors) care of the Corporate Secretary, MicroVision, Inc., 18390 NE 68th Street, Redmond, Washington 98052. Each submission will be forwarded, without editing or alteration, by the Secretary of the company to the Board, or the applicable director or directors, on or prior to the next scheduled meeting of the Board. The Board will determine the method by which such submission will be reviewed and considered. The Board may also request the submitting shareholder to furnish additional information it may reasonably require or deem necessary to sufficiently review and consider the submission of such shareholder.

Code of Ethics

We have adopted a code of ethics applicable to all of our executive officers, known as the Code of Ethics for MicroVision Executives. We have also adopted a code of conduct applicable to our directors, officers, and employees, known as the Code of Conduct. The Code of Ethics for MicroVision Executives and the Code of Conduct are available on our website. In the event that we amend or waive any of the provisions of the Code of Ethics for MicroVision Executives we intend to disclose the same on our website at *www.microvision.com*.

Policy Against Employee, Officer and Director Hedging

We consider it improper and inappropriate for any director, officer or other employee of ours to engage in speculative transactions in MicroVision securities. It is, therefore, our policy that directors, officers and other employees may not engage in any of the following transactions with respect to MicroVision's securities:

- Short Sales: Short sales of MicroVision securities portray an expectation on the part of the seller that the securities will decline in value and could signal to the market that the seller has no confidence in the company or its short-term prospects. For these reasons, short sales of MicroVision securities are prohibited by our policy.

- Publicly Traded Options: Transactions in options also may focus the person's attention on short-term performance at the expense of our long-term objectives. Accordingly, transactions in puts, calls or other derivative securities, on an exchange or in any other organized market, are prohibited by our policy.

- Hedging Transactions: We strongly discourages hedging transactions of MicroVision securities, such as zero-cost collars and forward sale contracts. Any requests to engage in hedging transactions of MicroVision stock must be submitted to the General Counsel (or the Board of Directors for our named executive officers). No such transactions were approved during the most recently completed fiscal year.

- Margin Accounts and Pledges: Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material, nonpublic information or otherwise is not permitted to trade in MicroVision securities, directors, officers and other employees are prohibited from holding MicroVision securities in a margin account or pledging MicroVision securities as collateral for a loan, except to MicroVision.

- Limit Orders: The General Counsel must review the effective period and timing of any limit order in advance of placing such an order. In general, limit orders will not be approved that begin before or extend after the trading window guidelines discussed above. Despite prior approval an employee must cancel any limit order if the employee later learns material, nonpublic information before the execution of the trade.

Director Compensation for 2023

The following table provides information concerning the compensation of our non-employee directors during the year ended December 31, 2023.

Name	Fees Earned or Paid in Cash		Stock Awards (2)(3)		Option Awards(4)		Total	
Simon Biddiscombe	$	90,000	$	141,386		—	$	231,386
Robert P. Carlile	$	125,000	$	141,386		—	$	266,386
Judith M. Curran	$	85,000	$	141,386		—	$	226,386
Jeffrey A. Herbst	$	75,000	$	141,386		—	$	216,386
Seval Oz (1), former director	$	18,750		—		—	$	18,750
Mark B. Spitzer	$	75,000	$	141,386		—	$	216,386
Brian V. Turner	$	95,000	$	141,386		—	$	236,386

(1) Ms. Oz departed from the Board in connection with our 2023 annual shareholder meeting on May 17, 2023.
(2) The amounts reported reflect the aggregate grant date fair value, excluding the effect of estimated forfeitures, of awards granted in the year shown pursuant to our 2022 Equity Incentive Plan, determined in accordance with financial accounting rules (FASB ASC Topic 718), rather than an amount paid to or realized by the director. For a discussion of valuation assumptions for these awards, see *Note 11* to our Notes to Financial Statements included in our annual report on Form 10-K for the most recently completed fiscal year.
(3) As of December 31, 2023, each of our non-employee directors held an outstanding RSU award covering 22,878 shares of MicroVision common stock. Additionally, Mr. Spitzer, pursuant to a deferral election for tax planning purposes, deferred settlement of 22,878 RSUs granted in 2023. In accordance with Mr. Spitzer's deferral election the vested shares to be issued in settlement of such RSUs will be delivered to him when he ceases to provide services to us or upon our change of control.
(4) As of December 31, 2023, the number of outstanding shares underlying option awards for each of our non-employee directors was 30,000 for each of Mr. Biddiscombe, Mr. Carlile, Ms. Curran, and Mr. Spitzer, 7,500 for Ms. Oz, and 0 for Mr. Herbst and Mr. Turner.

All directors are reimbursed for reasonable travel and other out-of-pocket expenses incurred in attending meetings of the Board.

We believe it is important to have a compensation policy for non-employee directors that enables us to attract and retain skilled board members with relevant expertise. Our Director Compensation Policy was revised May 2021 to provide a total annual compensation approach that is split between cash and equity based on dollar value. Under the policy, base cash compensation is $75,000 for each director. Board and committee chairs receive additional cash compensation that reflects additional responsibilities: Board chair, $50,000; audit committee chair, $20,000; compensation committee chair, $15,000; and nominating & governance committee chair, $10,000. Independent Directors are generally required to serve on two committees. Cash is paid in equal quarterly installments. Annual equity compensation for each director is in the form of an award of RSUs equal to $100,000 on the date of grant. The number of shares granted to non-employee directors is based on the average closing price of our common stock over the 20 trading days prior to the Annual Meeting of Shareholders. Equity vests in equal quarterly installments, with the final installment vesting the earlier of the one-year anniversary of the grant date or the day before the next Annual Meeting. New directors do not receive a separate initial fee or equity grant but receive cash and an equity grant on a pro rata basis depending on the director's start date with us.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Other than compensation arrangements for our named executive officers and directors, we describe below each transaction or series of similar transactions, since January 1, 2023, to which we were a party or will be a party, in which: (i) the amounts involved exceeded or will exceed $120,000; and (ii) any of our directors, executive officers or holders of more than 5% of our capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest: In March 2023, we entered into a subscription agreement with Sumit Sharma, our chief executive officer, pursuant to which Mr. Sharma purchased an aggregate of 100,000 shares of our common stock, at $2.14 per share, for an aggregate purchase price of $0.2 million. In November 2023, we entered into a subscription agreement with Mr. Sharma pursuant to which Mr. Sharma purchased an aggregate of 10,153 shares of our common stock, at $1.97 per share, for an aggregate purchase price of $20,000.

Policies and Procedures with Respect to Related Person Transactions

Under the Code of Conduct adopted by us, officers, directors and employees must avoid even the appearance of a conflict of interest. Under the Code of Ethics for MicroVision Executives we have adopted, all of our executive officers must report any material transaction or relationship that reasonably could be expected to give rise to a conflict of interest. We also review questionnaires completed by all directors and executive officers for potential "related-person transactions" between us and related persons. The Board's Audit Committee is responsible for review, approval, or ratification of related-person transactions. The Audit Committee determines whether the related person has a material interest in a transaction and may approve, ratify, rescind, or take other action with respect to the transaction in its discretion.

INFORMATION ABOUT MICROVISION COMMON STOCK

Security Ownership of Certain Beneficial Owners and Management

The following table shows as of March 1, 2024 (the "table date"), the number of shares of our common stock beneficially owned by our directors and nominees, named executive officers, and all directors and executive officers as a group and each person known by us to own beneficially more than 5% of our outstanding common stock.

Name of Beneficial Owner	Number of Shares(1)	Percent of Common Stock(2)
Sumit Sharma(3)	1,211,484	*
Anubhav Verma	95,006	*
Drew G. Markham	36,700	*
Simon Biddiscombe(4)	163,389	*
Robert P. Carlile(4)	222,889	*
Judith M. Curran(4)	101,024	*
Jeffrey A. Herbst	72,817	*
Peter Schabert	0	*
Jada Smith	0	*
Mark B. Spitzer(4)(5)	106,100	*
Brian V. Turner	336,852	*
All executive officers and directors as a group (11 persons)(6)	**2,346,261**	**1.2%**
BlackRock(7)	17,227,841	**8.8%**
Vanguard(8)	13,732,638	**7.0%**

* Less than 1% of the outstanding shares of common stock.
(1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants that are currently exercisable or convertible or may be exercised or converted within sixty days are deemed to be outstanding and to be beneficially owned by the person holding these options or warrants for the purpose of computing the number of shares beneficially owned and the percentage of ownership of the person holding these securities, but are not outstanding for the purpose of computing the percentage ownership of any other person or entity. Subject to community property laws where applicable, and except as otherwise noted, we believe that each shareholder named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned thereby.
(2) Percentage of common stock is based on 195,474,276 shares of common stock outstanding as of March 1, 2024.
(3) Includes 187,500 shares issuable upon exercise of options and 300,000 RSUs scheduled to vest within 60 days of the table date.
(4) Includes 30,000 shares issuable upon exercise of options.
(5) Includes 34,317 vested RSUs that have not been delivered to Mr. Spitzer pursuant to his deferral election for tax planning purposes.
(6) Includes 307,500 shares issuable upon exercise of options, 300,000 RSUs scheduled to vest within 60 days of the table date and 34,317 vested RSUs that have not been delivered pursuant to a deferral election.
(7) The Schedule 13G filed with the SEC by BlackRock, Inc. on January 24, 2024 indicates that as of December 31, 2023, BlackRock beneficially owned 17,227,841 shares of MicroVision common stock, with sole voting power over 17,026,415 shares and sole dispositive power over 17,227,841 shares. BlackRock's reported address is 50 Hudson Yards, New York, NY 10001.
(8) The Schedule 13G filed with the SEC by The Vanguard Group on February 13, 2024 indicates that as of December 31, 2023, Vanguard beneficially owned 13,732,638 shares of MicroVision common stock, with sole voting power over 0 shares and sole dispositive power over 13,230,093 shares. Vanguard's reported address is 100 Vanguard Blvd., Malvern, PA 19355.

Based solely on a review of the copies of such forms in our possession, and on written representations from reporting persons, we believe that all of these reporting persons complied with their filing requirements during 2023.

PROPOSAL TWO—ADVISORY VOTE ON EXECUTIVE COMPENSATION

Our Board is asking shareholders to cast a non-binding, advisory vote **FOR** the approval of the compensation paid to MicroVision's named executive officers, as disclosed in the Executive Compensation section of this proxy statement.

Our executive compensation program embodies a pay-for-performance philosophy that is intended to reinforce and propel our business strategy and closely align the interests of our executives with our shareholders. This performance-based philosophy is achieved through a program that emphasizes at-risk compensation tied to the achievement of performance objectives and shareholder value. Our executive compensation program is also designed to attract and retain highly talented executives who are critical to the successful implementation of our business strategy.

For these reasons, our Board is asking shareholders to support this proposal. Although the vote is non-binding, our Compensation Committee and Board value the views of our shareholders and will consider the outcome of the vote when determining future compensation arrangements for our named executive officers. We seek your vote on this proposal pursuant to Section 14A of the Securities Exchange Act of 1934, as amended, and we seek advisory votes on executive compensation each year.

OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS FOR FISCAL 2023, AS DISCLOSED IN THIS PROXY STATEMENT.

EXECUTIVE COMPENSATION

Compensation Discussion & Analysis

This compensation discussion and analysis describes the principles underlying our executive compensation program and discusses how those principles affected our policies and decisions regarding the compensation of our named executive officers during 2023.

Executive Summary

Our Business and Strategy. MicroVision is a global developer and supplier of lidar hardware and software solutions focused primarily on automotive lidar and advanced driver-assistance systems (ADAS) markets where we can deliver safe mobility at the speed of life. We offer a suite of light detection and ranging, or lidar, sensors and perception and validation software to automotive OEMs, for ADAS and autonomous vehicle (AV) applications, as well as to complementary markets for non-automotive applications including industrial, robotics and smart infrastructure. Our long history of developing and commercializing the core components of our lidar hardware and related software, combined with the experience of the team acquired from Ibeo Automotive Systems GmbH (Ibeo) in January 2023 with automotive-grade qualification, gives us a compelling advantage as a development and commercial partner.

For the automotive market, our integrated solution combines our MEMS-based dynamic-range lidar sensor and perception software, to be integrated on our custom ASIC, targeted for sale to premium automotive OEMs and Tier 1 automotive suppliers. Our ADAS solution is intended to leverage edge computing and custom ASICs to enable our hardware and perception software to be integrated into an OEM's ADAS stack.

In addition to our dynamic-range and long-range MAVIN sensor and perception software solution for the automotive market, our product suite includes our short-range flash-based MOVIA lidar sensor, for automotive and industrial applications, including smart infrastructure, robotics, and other commercial segments. Also, our validation software tool, the MOSAIK suite, is used by OEMs and other customers including Tier 1s for validating vehicle sensors for ADAS and AV applications. The tool includes software that automates the manual data classification or annotation process, significantly reducing the time and resources required by OEMs to validate their ADAS and AV systems.

Our Financial Results. Revenue in 2023 was $7.3 million, which was significantly higher than 2022 revenue of $0.7 million; gross profit in 2023 was $4.5 million, which was also significantly higher than 2022 gross profit of $0.6 million. Although our development and productization efforts are now solely focused on our lidar sensors and related software solutions, our revenue in the past two fiscal years was largely derived from one customer, Microsoft Corporation, related to components that we developed for a high-definition display system. This arrangement generated royalty income, which will not continue in future periods.

Throughout 2023, we invested heavily in our growth and strategic positioning to commercialize our products. In particular, in January 2023 we acquired certain strategic assets of Germany-based Ibeo, allowing us to expand our product portfolio, employee base, and automotive qualification expertise. With the acquisition, as well as other actions to promote our strategic goals, our R&D expenses grew to $56.7 million in 2023 from $30.4 million in 2022, and SG&A expenses grew to $36.7 million in 2023 from $24.0 million in 2022.

We ended 2023 with a cash and investments balance of approximately $73.8 million, compared to $82.7 million at the end of 2022, which we believe evidences our fiscal discipline and a focus on maximizing cash resources.

Our Pay-for-Performance Philosophy. With a focus on commercialization, and business development goals, including deep customer engagement with our products through RFI and RFQ processes and sample sales, we designed our compensation program across the entire company to emphasize performance and drive the team toward a common set of objectives. For our employees, we continued our milestone equity award program, which bases a portion of their compensation on the achievement of collective performance goals. Pursuant to this program our global engineering teams were motivated to collaboratively work toward quarterly development objectives in order to earn grants of restricted stock units, or RSUs. Once earned and granted, the milestone awards became subject to time-based vesting over approximately two years.

We have a similar performance-based philosophy for the design of our executive compensation program. The leadership team, led by CEO Sumit Sharma, drove our efforts to advance our strategic objectives and make significant progress on ambitious product and business development goals. During 2023, we successfully integrated our global team, products and technologies, following the closing of the Ibeo acquisition in January 2023, participated in RFI and RFQ processes with leading automotive OEMs, expanded our direct sales pipeline and invested in our manufacturing capabilities to build out inventory to support direct sales and position ourselves to scale production capabilities.

2023 Compensation Highlights. A central compensation focus in 2023 was to continue to motivate our global leadership team and workforce to drive the company toward success, primarily in business development and supporting customer engagement, to enhance long-term value creation for MicroVision and increase the trading price of our stock over the long-term.

Comparing our 2023 executive compensation to our peers (see "*The Role of Peer Groups*" below for more information on our peer group):

- Base salaries for our executives were below the median.

- Target total cash compensation, which included a 40% short-term incentive bonus target for Mr. Verma and Ms. Markham, was below the median for all three named executive officers and Mr. Sharma had no target bonus opportunity and was not paid a bonus for 2023.

- No equity compensation was awarded during 2023 to our executives, other than Mr. Sharma pursuant to the terms of his employment agreement entered into in 2021.

- The value of total compensation for all three named executive officers as reported in the Summary Compensation Table in this proxy statement was below the median of our 2022 peer group used by the Compensation Committee when they established 2023 compensation.

Highlights relating to our CEO's compensation, based on the employment agreement approved by our Board in April 2021:

- Base annual salary, which is subject to annual review by our Board was increased to $530,000 during 2023. This was the first increase to Mr. Sharma's base salary since entering into his employment agreement in April 2021. Mr. Sharma's increased base salary of $530,000 was below the median as compared to our 2022 peer group that was used as context in 2023.

- No short-term incentive bonus opportunity until April 2024 and no bonus was paid for 2023.

- To strongly align the interests of our CEO and our shareholders, pursuant to his employment agreement Mr. Sharma was entitled to a special equity award of 1.2 million shares in the aggregate, comprised of four annual grants of 300,000 shares, subject to his continued employment on each grant date. Mr. Sharma was granted this annual award in each of 2021, 2022, 2023, and 2024.

- Although his employment agreement was scheduled to terminate in April 2024, the Board and Mr. Sharma agreed to extend the agreement, with no other modifications of terms, until a new agreement is effectuated.

No adjustments were made to Mr. Verma's or Ms. Markham's compensation during 2023. Each had a performance-based bonus target of 40% base salary but no payout has been made or approved and our Compensation Committee has not yet set a date for any such determination. In May 2023, bonuses were paid in connection with fiscal year 2022 as a result of achieving certain strategic objectives, as determined by our Compensation Committee. These incentive performance-based bonuses are more fully described later in this compensation discussion and analysis.

Executive Compensation Philosophy and Elements

The overall objectives of our executive compensation program are to provide compensation at competitive levels in order to recruit and retain talented executives, motivate our executives to achieve our strategic and financial objectives, and provide incentives to help align the interests of our executives with the interests of our shareholders.

Our executive compensation program includes the following primary elements of compensation:

Base Salary	Base salaries for our executives are primarily based on the role, taking into account competitive market compensation paid by other companies in our peer group for comparable positions. Each named executive officer's base salary is also determined by reviewing the other components of an executive's compensation to ensure that the total compensation is in line with the Compensation Committee's overall compensation philosophy, recognizing the opportunity for long-term equity and cash bonus.
Annual Performance-Base Incentive Bonus	The Compensation Committee believes that a portion of each executive's total cash compensation should be based on the company's performance. The Compensation Committee believes that structuring a significant portion of each executive's annual cash compensation as a short-term incentive bonus, and the contingent nature of that compensation, induces an executive to drive toward achievement of both the short- and long-term goals of the company. The amount of the bonus depends generally on the level of company performance, with a target set as a percentage of base salary. The Compensation Committee approves the target bonus percentages and the actual bonus awards for all executives, except the CEO.
	The amount of any bonus actually awarded to executives is determined solely in the discretion of the Compensation Committee, or by the Board in the case of our CEO, based on achievement of preestablished performance objectives. For 2023, Mr. Verma and Ms. Markham were eligible to earn a target cash incentive bonus of 40% of their base salary based upon achievement of preestablished performance objectives for 2022 and were also eligible for the same target bonus for performance in 2023. Mr. Sharma was not eligible for a short-term bonus opportunity in 2023 in light of his special 2021 equity award pursuant to his employment agreement and was paid no bonus in 2023.
Long-Term Equity Incentive Awards	A key component of our executive compensation program, equity awards, both time-based and performance-based, are designed to attract and retain executive officers and to motivate them to enhance shareholder value by aligning the financial interests of executives with those of shareholders.

The Roles of our Board, Compensation Committee and Chief Executive Officer. Our Compensation Committee's purpose is to discharge the Board of Director's responsibilities relating to the compensation of our executive officers and the adoption of policies that govern our compensation and benefit programs, other than with respect to our CEO's compensation. Our Compensation Committee reviews and recommends the CEO's compensation, which is subject to the approval of the Board. The Board is able to make any adjustments that it may determine are appropriate with respect to our CEO's compensation. The Compensation Committee determines all compensation for our other named executive officers. At the invitation of our Compensation Committee, our CEO provides input regarding the performance and appropriate compensation of the other named executive officers. The Compensation Committee gives considerable weight to the CEO's assessment of the other named executive officers because of his direct knowledge of each executive's role, performance and contributions. During 2023, our CEO attended part or all of each Compensation Committee meeting at the request of the Committee. However, the Compensation Committee ultimately discussed and determined each executive officer's compensation without the executive officer present.

The Role of the Compensation Consultant. Our Compensation Committee has selected and directly retains the services of Frederic W. Cook & Co., Inc. ("F.W. Cook"), an independent executive compensation consulting firm. F.W. Cook does not provide any other services to MicroVision and works with our management only on matters for which the Compensation Committee is responsible. The Compensation Committee has assessed the independence of F.W. Cook pursuant to SEC rules and concluded that no conflict of interest exists that would prevent F.W. Cook from serving as an independent consultant to the Compensation Committee. The Compensation Committee periodically seeks input from F.W. Cook on a range of external market factors, including evolving compensation trends, appropriate peer companies and market survey data. F.W. Cook also provides general observations on our compensation programs, but it does not determine or recommend the amount or form of compensation for our named executive officers. A representative of F.W. Cook attends Compensation Committee meetings from time to time, when requested by the Compensation Committee.

The Role of Peer Groups. In 2022, the Compensation Committee, with input from F.W. Cook reviewed the composition of the peer group established by the Compensation Committee in 2021 and determined to remove the following larger cap or acquired companies from the peer group: Plug Power, Rapid 7, MaxLinear and Xperi and add generally smaller cap technology companies: Advent Technologies, CyberOptics Corporation, Luminar Technologies, and Velodyne Lidar. The 2022 peer group, was used by the Compensation Committee for the purpose of evaluating the compensation arrangement of our CEO in order to make a recommendation to our Board in their annual evaluation of the CEO's compensation for 2023.

The 18 companies in the 2022 peer group are publicly traded, U.S.-based technology companies.

Advent Technologies*	InterDigital	SecureWorks
Akoustis Technologies	Luminar Technologies*	Vicor
Ambarella	PagerDuty	Velodyne Lidar*(1)
CEVA	PDF Solutions	
CyberOptics Corporation*(2)	PROS	Workhorse Group
Digimarc	Progress Software	
FuelCell Energy	Rambus	

*Added to the 2022 peer group to replace the following companies from our 2021 peer group: Plug Power, Rapid 7, MaxLinear and Xperi.

(1) After establishing our 2022 Peer Group, in February 2023, Velodyne Lidar merged with Ouster, Inc.

(2) After establishing our 2022 Peer Group, in November 2022, Nordson Corporation acquired CyberOptics Corporation.

We consider competitive market data regarding compensation as context for compensation decisions, but we do not rely solely on market data. Management and the Compensation Committee incorporate flexibility into our compensation programs and the assessment process so that we are able to respond to and adjust for the evolving business environment and the value delivered by our named executive officers. In addition to competitive data, we may take into account a variety of other factors, such as general market conditions, internal equity, an individual's level of responsibilities, as well as an individual's recent or future expected contributions.

Consideration of Say-on-Pay Vote Results. We provide our shareholders with the opportunity to cast an annual advisory vote on executive compensation. At our 2023 annual meeting of shareholders, which took place last May, our shareholders approved the compensation of our named executive officers as disclosed in our 2023 proxy statement with approximately 93% of the votes cast in favor of the proposal. To enhance engagement with our large base of retail shareholders, management may hold virtual meetings or "fireside chats" with groups of shareholders at various times throughout the year. The Compensation Committee will continue to consider the results of the annual say-on-pay vote and specific shareholder input in determining 2024 and future compensation programs for our executive officers.

2023 Compensation—Our Chief Executive Officer

Employment Terms. Mr. Sharma was appointed as our CEO in February 2020. In April 2021, we entered into an employment agreement with Mr. Sharma, which was scheduled to expire in April 2024 but was extended by mutual agreement of our Board and Mr. Sharma until such time as a new agreement is effectuated. The agreement provides for an annual base salary to be reviewed annually and set by the Board. Effective April 1, 2023, the Board approved an increase to Mr. Sharma's salary from $300,000 to $530,000, which is below the median of our 2022 peer group.

In accordance with the terms of his employment agreement, Mr. Sharma did not participate in any short-term cash incentive program in 2023. His compensation program is focused on long-term equity incentives that are more aligned with shareholder value than a short-term cash program. In lieu of our typical short-term cash incentive bonus and long-term equity incentive award, pursuant to his employment agreement Mr. Sharma was entitled to a special equity award of fully vested RSUs covering an aggregate of 1.2 million shares to be granted in equal annual installments of 300,000 shares, with the initial grant having occurred in May 2021 and subsequent installments granted each year on the anniversary of the April 2021 effective date through April 2024, in each case subject to his continued employment on such date (the "Annual CEO RSUs"). The employment agreement provides that other than the Annual CEO RSUs, Mr. Sharma is not entitled to receive any other equity-based award that is subject solely to time-based vesting; he remains eligible, however, to receive equity-based awards that are subject to performance-based vesting conditions. The last tranche of the Annual CEO RSUs was granted to Mr. Sharma in April 2024.

Pursuant to his employment agreement, if the company terminates Mr. Sharma's employment other than for "cause" or if Mr. Sharma terminates employment for "good reason" (each as defined in the agreement) prior to the end of the term, in addition to receiving earned but unpaid pay and unreimbursed business expenses, he will be eligible to receive continued payment of his base salary for a period of 12 months and reimbursement for the company's portion of group medical, dental and vision insurance premiums for up to 12 months following such termination, subject to possible early termination if Mr. Sharma and his dependents are no longer entitled to such coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA") or company plans, subject to timely execution of a release of claims in favor of the company.

If a change of control occurs and the company terminates Mr. Sharma's employment other than for "cause" during the term and within two years following such change of control, then, in lieu of the severance payments described above, Mr. Sharma would be entitled to receive a lump sum payment equal to one year of base salary at the rate in effect at the date of termination or, if higher, on the date of the change of control. In addition, the company will pay the full cost of Mr. Sharma's continued participation in the company's group health and dental plans for one year or, if less, for so long as he remains entitled to continue such participation under applicable law, subject to timely execution of a release of claims in favor of the company.

Additionally, if Mr. Sharma's employment is terminated due to his death or if he becomes disabled during his employment through any illness, injury, accident or condition of either a physical or psychological nature and, as a result, is unable to perform substantially all of his duties and responsibilities hereunder, with or without reasonable accommodation as required by law, for a period of more than one hundred twenty (120) days during any period of three hundred and sixty-five (365) consecutive calendar days, then MicroVision will make provision for contribution of the employer-portion of premiums under COBRA for a period of up to 12 months for Mr. Sharma and his dependents, as applicable.

Mr. Sharma is not entitled to receive any tax gross-up payment for any "golden parachute" excise tax, as described in Section 280G and Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), incurred in respect of payments or benefits payable under Mr. Sharma's employment agreement or otherwise. If any payments or benefits would be subject to such excise tax under Section 280G and Section 4999 of the Code, they will be reduced if and to the extent the reduction is more favorable to Mr. Sharma on an after-tax basis.

PRSU Award. In June 2022, Mr. Sharma was granted PRSUs covering 2,800,000 shares that are only earned if specific stock price targets are met, with each price hurdle reflecting a very substantial increase over the current stock price. The PRSU award is more fully described later in the table "Outstanding Equity Awards at Fiscal Year End." To date, no portion of the PRSU award has become eligible to vest.

Tax Equalization. The expansion and integration of our global operations after the January 2023 acquisition from Ibeo, as well as key engagement with European automotive OEMs, necessitated that Mr. Sharma spend a substantial amount of time working on the company's behalf in Germany throughout 2023. We expect this will continue throughout 2024. To minimize any tax burden in Germany as a result of this work, in 2023 our Board approved a tax equalization plan whereby the company will cover incremental taxes and any related tax preparation services required to be paid in connection with Mr. Sharma's work in Germany. The tax equalization plan is intended to result in a net-neutral tax position for Mr. Sharma such that he will neither benefit from nor owe additional tax due to his business travel. Payments for the tax equalization may occur in the year following the actual tax year in which tax is incurred. Mr. Sharma remains financially responsible for taxes he incurs in the U.S.

2023 Compensation—Our Other Executive Officers

Base Salaries. Base salaries for our named executive officers are determined for each executive based on position, responsibility, experience and competitive market data. Base salaries are adjusted from time to time to recognize various levels of responsibility, promotions, individual performance, market conditions and internal equity issues. Rather than applying a formulaic approach, the Compensation Committee awards base salaries for our named executive officers within the context of our overall merit increase system considering level of responsibility, individual performance, market competitive factors, and the critical role of the executive in our future growth and strategy.

Based on her responsibilities including oversight of the company's Legal, Human Resources and People Operations functions, as well as market data from the independent compensation consultant, the Compensation Committee set Ms. Markham's base salary at $372,000 effective January 1, 2022. Ms. Markham's base salary was not increased in 2023. In connection with his hire in November 2021, Mr. Verma's base salary was established at $400,000 and was not increased for 2022 or 2023. The base salary for each of Mr. Verma and Ms. Markham was below the median as compared to our peer group.

Annual Performance-Based Incentive Bonuses. Historically, the Compensation Committee has approved an annual performance-based incentive bonus opportunity for each executive in order to motivate and reward an individual's annual contribution to company performance. For fiscal year 2023, both Mr. Verma and Ms. Markham were eligible to earn an annual incentive bonus targeted at 40% of their respective base salaries, dependent on performance although not subject to a formal or formulaic bonus plan. In May 2023, our Compensation Committee approved an annual incentive bonus for each executive based on the achievement of strategic objectives in 2022 and these bonuses were deemed earned by Mr. Verma equal to $160,000, or 40% of his annual base salary, and by Ms. Markham equal to $148,800, or 40% of her annual base salary. For fiscal year 2022 performance, these bonuses were paid during the second quarter of 2023. For performance during fiscal year 2023, no performance-based incentive bonuses have been approved by the Compensation Committee.

Equity Compensation Program. The equity compensation program is designed to align executive compensation with the interests of our shareholders and also with the company's long-term performance because the value of an equity award depends on our stock price. Our executive and employee equity compensation has been comprised of a combination of time-based equity awards and performance-based equity awards. Time-based equity compensation awards are an important retention tool as they generally vest over a multi-year period, subject to continued service by the award recipient. Performance-based equity awards, including the PRSU program supported by our shareholders and approved by our Compensation Committee in 2022, are intended to motivate our executives and employees to be focused on executing our strategy and building long-term and sustained shareholder value. No equity awards were granted to our named executive officers in 2023 except for the Annual CEO RSUs awarded pursuant to Mr. Sharma's 2021 employment agreement as a contractual obligation. No PRSUs granted pursuant to the PRSU program approved in 2022 have become eligible to vest to date.

Stock Retention Policy. Furthering our goal of aligning the long-term interests of our executive officers with those of our shareholders, we have adopted a stock retention policy that requires the CEO and other executive officers to obtain over time and then retain equity with a minimum value of five times base salary in the case of the CEO and three times base salary in the case of other executives.

Benefits. Benefits are part of a competitive compensation package to attract and retain employees, including executives. Our executive officers are eligible to participate in all of the benefit programs offered to employees. These programs include medical, dental, vision, group life and disability insurance, and a medical reimbursement plan. Our employees, including our named executive officers, are also eligible to participate in our 401(k) savings plan, a tax-qualified retirement savings plan pursuant to which all U.S.-based employees are able to contribute to the plan on a before-tax basis, pursuant to Internal Revenue Service rules. MicroVision will match 50% of the first 6% of eligible pay that is contributed to the 401(k) savings plan, up to a maximum of 3% of eligible earnings. All employee contributions to the 401(k) savings plan are fully vested upon contribution. Matching contributions by MicroVision become fully vested after one year. Our executive officers are eligible to participate in these benefit programs on the same basis as our other employees.

Perquisites. We may offer other benefits to our employees and executive officers from time to time, including relocation packages, which benefits are typically offered to help us compete more effectively to attract or retain an executive officer.

Change of Control Severance Plan. In November 2011, we adopted a Change of Control Severance Plan (the "Severance Plan"), which was amended in May 2022. Under the Severance Plan, as amended, a "change of control" is defined as the occurrence of any of the following events: (i) the acquisition by any person or group of more than 50% of the then outstanding securities of the company entitled to vote generally in the election of directors; (ii) individuals who constitute the board of directors cease for any reason to constitute at least a majority of the board, provided, however, that any individual becoming a director whose election, or nomination for election, by the company's shareholders, was approved by a vote of at least a majority of the incumbent directors are considered as though such individual were a member of the incumbent board; (iii) certain reorganizations, recapitalizations, mergers or consolidations; (iv) the sale, transfer or other disposition of all or substantially all of the assets of the company; or (v) approval by the shareholders of the company of a complete liquidation or dissolution of the company.

In the event that a "designated participant," including our Chief Financial Officer and General Counsel, is terminated on, or during the two-year period following, a change of control, for any reason other than by the company for cause or by the designated participant for good reason (or, in the case of a participant other than a designated participant, any termination of the participant's employment, on or during the eighteen-month period following a change of control, by the company other than for cause or by the participant for good reason), the company will pay the participant an amount equal to one year of base salary at the rate in effect at the date of termination or, if higher, on the date of the change of control, plus a payment equal to the target bonus for which the participant is eligible, which amount shall be payable within ten business days following the later of the effective date of the release of claims described below or the date it is received by the company. If, however, the timing associated with the execution, revocation and effectiveness of the release of claims would otherwise allow the payment described above to be made in either of two taxable years, such payment will not be made prior to the first day of the second taxable year. The company will also pay the full cost of the participant's continued participation in the company's group health and dental plans for one year or, if less, for so long as the participant remains entitled to continue such participation under applicable law. In addition, all options held by the participant which are not exercisable, and which have not been exercised and have not expired or been surrendered or cancelled, will become initially exercisable upon termination and will otherwise be and remain exercisable in accordance with their terms, and all other equity-based compensation awards granted to the participant, including, restricted stock and restricted stock units, will become vested and become free of restrictions.

Payment under the Severance Plan is contingent upon the participant executing and delivering to the company a release from all claims in any way resulting from, arising out of or connected with such participant's employment with the company.

Executive Compensation Recoupment Policy. In November 2023, our Board, upon recommendation of our Compensation Committee, adopted a Policy on Recoupment of Incentive Compensation, which supersedes and replaces in entirety our prior Executive Compensation Recoupment Policy. The policy was adopted to comply with new regulatory requirements applicable to public companies, including the SEC's rules under Section 10D and Rule 10D-1 of the Securities Exchange Act of 1934, as amended, and The Nasdaq Stock Market listing standards requiring Nasdaq-listed companies to adopt a compliant recoupment policy no later than December 1, 2023.

Under the policy if we are required to prepare an accounting restatement of our financial statements, then, unless an exception applies, we are obligated to recover any erroneously awarded incentive-based compensation from the qualifying executive officers (as defined in the final SEC rules). "Erroneously awarded incentive-based compensation" is the amount of any cash- or equity-based compensation that was awarded, paid, earned or became vested wholly or in part upon the attainment of any financial reporting measure in excess of the amount that would have been received had the compensation been determined based on the restated financials. The mandatory recovery of such compensation would apply regardless of whether or not an executive officer had engaged in misconduct or otherwise caused or contributed to the requirement to prepare an accounting restatement.

Compensation Risk Assessment. Our Compensation Committee has reviewed our compensation policies and believes that our policies do not encourage excessive or inappropriate risk taking and that the level of risk that they do encourage is not reasonably likely to have a material adverse effect on the company. As part of its assessment, the Compensation Committee considered, among other factors, the allocation of compensation among base salary and short- and long-term compensation, our approach to establishing company-wide and individual financial and other performance targets, our bonus structure of payouts and the nature of our key performance metrics. We believe these practices encourage our employees to focus on sustained long-term growth, which we believe will ultimately contribute to the creation of shareholder value.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis for fiscal year 2023 with MicroVision's management. Based on this review and discussion, the Compensation Committee recommended to our Board of Directors that the Compensation Discussion and Analysis be included in MicroVision's annual report on Form 10-K and proxy statement relating to the 2024 annual meeting of shareholders.


The Compensation Committee of the Board of Directors

Simon Biddiscombe, Chair
Robert P. Carlile
Judith M. Curran


Summary Compensation Table

The following table provides information regarding the compensation paid to, or earned by, each of our named executive officers during the last three fiscal years.

Name and Principal Positions	Fiscal Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Sumit Sharma (5)	2023	462,917	—	4,245,000	—	—	18,812	4,726,729
Chief Executive Officer	2022	300,000	—	8,571,000	—	—	9,000	8,880,000
	2021	294,622	300	4,245,000	—	—	8,700	4,548,622
Anubhav Verma	2023	400,000	—	—	—	—	—	400,000
Chief Financial Officer	2022	400,000	160,000	3,090,000	—	—	—	3,650,000
	2021	46,513	75,000	1,510,563	—	—	—	1,632,076
Drew G. Markham	2023	372,000	—	—	—	—	9,900	381,900
General Counsel, VP People Operations	2022	372,000	148,800	1,854,000	—	—	9,150	2,383,950
	2021	151,042	59,000	927,600	—	—	4,188	1,141,830

(1) Discretionary bonuses paid in 2023 to Mr. Verma and Ms. Markham, were approved by the Compensation Committee on May 15, 2023, and attributed to the achievement of certain strategic objectives during fiscal year 2022. As further described in the Compensation Discussion and Analysis, Mr. Verma and Ms. Markham are each eligible to earn a performance-based bonus target of 40% of their base salaries based upon performance in 2023. The Compensation Committee has not yet made bonus determinations for such bonuses and the Compensation Committee has not yet set the date of such determinations.

(2) The amounts reported reflect the aggregate grant date fair value, excluding the effect of estimated forfeitures, of awards granted or modified in the year shown pursuant to our 2020 Incentive Plan or 2022 Equity Incentive Plan, determined in accordance with financial accounting rules (FASB ASC Topic 718), rather than an amount paid to or realized by the executive officer. For a discussion of valuation assumptions for these awards, see *Note 11* to our Notes to Financial Statements included in our annual report on Form 10-K for the most recently completed fiscal year. For PRSUs granted in 2022, the grant date fair value reported assumes maximum level of achievement.

(3) No short-term incentive bonus opportunities related to preestablished performance objectives were articulated relating to 2023 performance.

(4) With respect to Mr. Sharma for 2023, $8,912 of the amount included in this column reflects tax preparation services for Mr. Sharma's Germany tax filings for 2022. During 2023, we did not pay any tax equalization payments to Mr. Sharma. We may in the future pay a tax equalization payment to Mr. Sharma with respect to his 2023 tax year once his U.S. and Germany tax returns for 2023 are finalized. Please see *"2023 Compensation—Our Chief Executive Officer—Tax Equalization"* for additional information. The remaining amounts included in this column generally consist of matching contributions under MicroVision's 401(k) plan of 50% of the first 6% of eligible pay contributed to the 401(k) plan and which benefit is available to all of the company's employees.

(5) From January 1, 2023 through March 31, 2023, Mr. Sharma's salary was $300,000. Effective as of April 1, 2023, Mr. Sharma's salary was increased to $530,000.

Grants of Plan-Based Awards

The following table provides information regarding the amount of equity awards granted to our named executive officers during the fiscal year ended December 31, 2023. Only Mr. Sharma was granted an equity award in 2023.

| | | | Equity Grants at Target(1) | |
Name	Grant Date	Date of Compensation Committee Action to Grant Award	All Other Stock Awards # of Shares of Stock or Units (#)(1)	Grant Date Fair Value of Stock Awards ($)(2)
Sumit Sharma	04/10/2023	05/06/2021	300,000	$ 4,245,000
Anubhav Verma	—	—	—	—
Drew G. Markham	—	—	—	—

(1) The number of shares reported in this column represent RSUs granted under our 2022 Equity Incentive Plan, pursuant to Mr. Sharma's employment agreement and which is described in more detail in the Compensation Discussion & Analysis.

(2) The dollar amounts reported in this column reflect the aggregate grant date fair value, excluding the effect of estimated forfeitures, of the awards granted in the most recently completed fiscal year pursuant to our 2022 Equity Incentive Plan, determined in accordance with financial accounting rules (FASB ASC Topic 718) rather than an amount paid to or realized by the executive officer. For a discussion of valuation assumptions for these awards, see *Note 11* to our Notes to Financial Statements included in our annual report on Form 10-K for the most recently completed fiscal year. As described in *Note 11,* the grant date fair value of the 300,000 RSUs to Mr. Sharma is based on the closing price of our common stock on May 6, 2021, the date of grant of the full equity award for accounting purposes.

Outstanding Equity Awards at Fiscal Year End

The following table provides information regarding the holdings of stock options and RSUs by each of our named executive officers as of the end of our most recently completed fiscal year. The market value of RSUs is based on the closing price of MicroVision common stock on the Nasdaq Stock Market on December 29, 2023, which was $2.66.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock that Have Not Vested ($)
Sumit Sharma	10,000		3.16	10/7/2025		
	25,000		1.89	6/1/2026		
	65,000		1.67	2/8/2027		
	90,348		0.73	5/22/2029		
					2,800,000(1)	$7,448,000
Anubhav Verma	—	—	—	—	50,296(2)	$ 133,787
					2,000,000(1)	$5,320,000
Drew G. Markham	—	—	—	—	20,000(3)	$ 53,200
					1,200,000(1)	$3,192,000

(1) The following percentages of PRSUs will become eligible to vest if the closing price of our common stock reaches or exceeds the stated price thresholds for at least 20 consecutive trading days during the performance period through December 31, 2025: 10% at $12.00, 30% at $18.00, 30% at $24.00, and 30% at $36.00. If the performance goals are met, the portion of the PRSUs deemed earned will become subject to time-based vesting in equal quarterly installments over two years starting from the date on which the goal is achieved.

(2) The RSUs are scheduled to vest over four years, with 10% vesting on March 16, 2022, 30% on November 16, 2022, 30% on November 16, 2023, 20% on November 16, 2024, and the final 10% on November 16, 2025, with each such vesting event subject to continued employment with MicroVision on the respective vesting date.

(3) The RSUs are scheduled to vest over three years, with 5,000 units vesting on February 10, 2022, 15,000 units vesting on August 10, 2022, and 20,000 units vesting on each of August 10, 2023 and August 10, 2024, with each such vesting event subject to continued employment with MicroVision on the respective vesting date.

Option Exercises and Stock Vested

The following table provides information regarding options exercised and restricted stock unit awards vested for our named executive officers during the fiscal year ended December 31, 2023.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (3)	Number of Shares Acquired on Vesting (#) (1)	Value Realized on Vesting ($) (2)
Sumit Sharma	—	—	300,000	$ 729,000
Anubhav Verma	—	—	50,296	$ 116,687
Drew G. Markham	—	—	20,000	$ 55,200

(1) Of the amounts shown in this column, MicroVision sold the following number of shares to cover tax withholding obligations: 75,511 shares for Mr. Sharma, 11,841 shares for Mr. Verma, and 4,785 shares for Ms. Markham.
(2) Value realized equals the fair market value of MicroVision common stock on the vesting date, multiplied by the number of shares that vested.
(3) Value realized on exercise is the number of shares for which the options were exercised, multiplied by the difference between the closing price of MicroVision common stock on the exercise date and the applicable exercise price per share of the options.

Potential Payments upon Termination or Change in Control

The following table reflects the amount of compensation that would have been payable to each of our named executive officers in the event of the termination of such executive's employment under certain circumstances, assuming that (1) the triggering event took place on December 29, 2023, and (2) the price per share of our common stock was $2.66, which was the closing market price on December 29, 2023.

Name	Benefit	Termination Not in Connection with a Change in Control	Termination In Connection with a Change in Control	Death($)	Disability($)
Sumit Sharma	Salary Severance (1)	$ 530,000	$ 530,000	—	—
	Equity award grant (2)	—	$ 798,000	—	—
	Health care coverage (3)	$ 7,412	$ 7,475	$ 7,412	$ 7,412
Anubhav Verma	Salary Severance (4)	—	$ 400,000	—	—
	Bonus Severance (4)	—	$ 160,000	—	—
	Equity award vesting acceleration (5)	—	$ 133,787	—	—
	Health care coverage (6)	—	$ 7,475	—	—
Drew G. Markham	Salary Severance (4)	—	$ 372,000	—	—
	Bonus Severance (4)	—	$ 148,800	—	—
	Equity award vesting acceleration (5)	—	$ 53,200	—	—
	Health care coverage (6)	—	$ 7,475	—	—

(1) If the company terminates Mr. Sharma's employment other than for "cause" or if Mr. Sharma terminates employment for "good reason" prior to the end of the term set forth in his employment agreement with the company, he will be eligible to receive continued payment of his base salary for a period of 12 months. If a change of control occurs and the company terminates Mr. Sharma's employment other than for "cause" during the term and within two years following such change of control, then, in lieu of the severance payment described in the previous sentence, Mr. Sharma would be entitled to receive a lump sum payment equal to one year of base salary at the rate in effect at the date of termination or, if higher, on the date of the change of control.

(2) If, during Mr. Sharma's employment, MicroVision experiences a change of control, the ungranted portion of the Annual CEO RSUs will be granted as a single fully vested award to Mr. Sharma sufficiently in advance of the closing of the change of control such that he can participate in the transaction as a shareholder with respect to the shares of stock underlying such award.

(3) If the company terminates Mr. Sharma's employment other than for "cause" or if Mr. Sharma terminates employment for "good reason" prior to the end of the term set forth in his employment agreement with the company, he will receive reimbursement for the company's portion of group medical, dental and vision insurance premiums for up to 12 months following such termination. If a change of control occurs and the company terminates Mr. Sharma's employment other than for "cause" during the term and within two years following such change of control, then, in lieu of the severance benefits described in the previous sentence, the company will pay the full cost of Mr. Sharma's continued participation in the company's group health and dental plans for up to one year. If Mr. Sharma's employment is terminated due to his death, or if he becomes disabled during his employment through any illness, injury, accident or condition of either a physical or psychological nature and, as a result, is unable to perform substantially all of his duties and responsibilities hereunder, with or without reasonable accommodation as required by law, for a period of more than one hundred twenty (120) days during any period of three hundred and sixty-five (365) consecutive calendar days, then MicroVision will make provision for contribution of the employer-portion of premiums under COBRA for a period of up to 12 months for Mr. Sharma and his dependents, as applicable.

(4) If the named executive officer's employment is terminated on or during the two-year period following a change of control, for any reason other than by the company for cause or by the named executive officer for good reason, the company will pay the named executive officer an amount equal to one year of base salary at the rate in effect at the date of termination or, if higher, on the date of the change of control, plus a payment equal to the target bonus for which the named executive officer is eligible.

(5) If the named executive officer's employment is terminated on or during the two-year period following a change of control, for any reason other than by the company for cause or by the named executive officer for good reason, all options held by the named executive officer which are not exercisable, and which have not been exercised and have not expired or been surrendered or cancelled, will become initially exercisable upon termination and will otherwise be and remain exercisable in accordance with their terms, and all other equity-based compensation awards granted to the participant, including, restricted stock and restricted stock units, will become vested and become free of restrictions.

(6) If the named executive officer's employment is terminated on or during the two-year period following a change of control, for any reason other than by the company for cause or by the named executive officer for good reason, the company will pay the full cost of the named executive officer's continued participation in the company's group health and dental plans for up to one year.

Effective April 8, 2021, Mr. Sharma and the company entered into an employment agreement that provides for payments to Mr. Sharma upon certain terminations of employment, including in respect of a change of control. The employment agreement with Mr. Sharma provides that if the company terminates his employment other than for "cause" or if Mr. Sharma terminates employment for "good reason" (each as defined in the agreement) prior to the end of the term, in addition to receiving earned but unpaid pay and unreimbursed business expenses, he will be eligible to receive continued payment of his base salary for a period of 12 months and reimbursement for the company's portion of group medical, dental and vision insurance premiums for up to 12 months following such termination, subject to possible early termination if Mr. Sharma and his dependents are no longer entitled to such coverage under COBRA or company plans.

If a change of control occurs and the company terminates Mr. Sharma's employment other than for "cause" during the term and within two years following such change of control, then, in lieu of the severance payments described above, Mr. Sharma would be entitled to receive a lump sum payment equal to one year of base salary at the rate in effect at the date of termination or, if higher, on the date of the change of control. In addition, the company will pay the full cost of Mr. Sharma's continued participation in the company's group health and dental plans for one year or, if less, for so long as he remains entitled to continue such participation under applicable law. Mr. Sharma is not entitled to receive any tax gross-up payment for any "golden parachute" excise tax, as described in Section 280G and Section 4999 of the Code, incurred in respect of payments or benefits payable under Mr. Sharma's employment agreement or otherwise. If any payments or benefits would be subject to such excise tax under Section 280G and Section 4999 of the Code, they will be reduced if and to the extent the reduction is more favorable to Mr. Sharma on an after-tax basis.

The severance benefits provided for in Mr. Sharma's employment agreement are conditioned on Mr. Sharma delivering an effective release of claims in favor of the company within the timeframe specified in the agreement.

Mr. Verma and Ms. Markham are employed at will and do not have employment agreements.

Under the 2013 and 2020 Incentive Plans, 100% of each of Mr. Sharma's options that have not been exercised will become fully vested and immediately exercisable upon a change of control of the company that does not result in an assumption, substitution or payoff of the award by the acquiring company. Mr. Verma and Ms. Markham do not hold any options. In addition, 100% of each named executive officer's restricted stock units will become fully vested upon a change of control of the company if they are not assumed. The 2022 PRSUs granted to each of the named executive officers' are not entitled to any vesting in connection with a change of control unless the specific stock price targets are achieved.

CEO Pay Ratio

The following is a reasonable estimate, prepared under applicable SEC rules, of the ratio of the annual total compensation of Sumit Sharma, our Chief Executive Officer, compared to the median of the annual total compensation of our other employees.

We determined our median employee based on base salary (annualized in the case of full- and part-time employees who joined the company during 2023), bonus, including one-time cash payments and the grant date fair value of equity awards paid or granted during fiscal year 2023 of each of our employees (excluding Mr. Sharma) as of December 31, 2023. All amounts paid in foreign currencies were converted to U.S. dollars based on the annual exchange rate average for 2023.

The annual total compensation of our median employee (other than Mr. Sharma) for 2023 including base salary, bonus and equity grant was $108,854. Mr. Sharma's total compensation for 2023, including base salary, bonus and equity grant as reported in the Summary Compensation Table was $4,726,729.

Based on the foregoing, our estimate of the ratio of the annual total compensation of our Chief Executive Officer to the median of the annual total compensation of all other employees was 43.4 to 1. Given the different methods that other public companies may use to determine an estimated pay ratio, the estimated ratio reported above should not be used as a basis for comparison between companies.

Pay Versus Performance

As required by Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid and our financial performance for each of the last four completed fiscal years. In determining the "compensation actually paid" to our named executive officers (our "NEOs"), we are required to make various adjustments to amounts that have been previously reported in the Summary Compensation Table in each such previous year, as the valuation methods for this disclosure under Item 402(v) differ from those required in reporting the compensation information in the Summary Compensation Table. For our NEOs other than our principal executive officer (our "PEO"), compensation is reported as an average.

Year (1)	Summary Compensation Total for PEO S. Sharma	Compensation Actually Paid to PEO S. Sharma (2)	Summary Compensation Total for PEO P. Mulligan	Compensation Actually Paid to PEO P. Mulligan	Average Summary Compensation Table Total for Non-PEOs	Average Compensation Actually Paid to Non-PEOs (2)	MVIS Total Stockholder Return (3)	Peer Group Total Stockholder Return (3)	Net Loss (in thousands) (4)	Stock Price (5)
(a)	(b)	(c)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2023	$ 4,726,729	$ 796,329	$ —	$ —	$ 390,950	$ 168,392	$ 369.44	$ 146.11	$ (82,842)	$ 2.66
2022	$ 8,880,000	$ 3,202,400	$ —	$ —	$ 3,016,975	$ 1,326,728	$ 326.39	$ 124.04	$ (53,091)	$ 2.35
2021	$ 4,548,622	$ 6,102,497	$ —	$ —	$ 1,339,349	$ 1,474,410	$ 695.83	$ 154.19	$ (43,200)	$ 5.21
2020	$ 241,565	$ 1,414,065	$ 69,679	$ 69,679	$ 342,741	$ 1,353,899	$ 747.22	$ 122.56	$ (13,634)	$ 5.38

(1) The PEO and Non-PEOs for the applicable years were as follows: in 2023 and 2022, Mr. Sharma served as PEO and Mr. Verma and Ms. Markham each served as a Non-PEO for the entire year; in 2021, Mr. Sharma served as PEO for the entire year and Mr. Verma, Ms. Markham, Mr. Stephen Holt and Mr. David Westgor each served as a Non-PEO for a portion of the year; for 2020, Mr. Sharma and Mr. Mulligan each served as PEO for a portion of the year, and Mr. Holt and Mr. Westgor each served as a Non-PEO for the entire year.

(2) The Summary Compensation Table totals reported for the PEO and the average of the Non-PEOs for each year were subject to the following adjustments per Item 402(v)(2)(iii) of Regulation S-K to calculate "compensation actually paid": the summary compensation table totals were decreased for amounts reported under the "Option Awards" and "Stock Awards" columns and increased/decreased for the inclusion of Rule 402(v) equity values, which reflect the aggregate of the following components, as applicable (i) the fair value as of the end of the listed fiscal year of unvested equity awards granted in that year; (ii) the change in fair value during the listed fiscal year of equity awards granted in prior years that remained outstanding and unvested at the end of the listed fiscal year; and (iii) the change in fair value during the listed fiscal year through the vesting date of equity awards granted in prior years that vested during the listed fiscal year, less the fair value at the end of the prior year of awards granted prior to the listed fiscal year that failed to meet applicable vesting conditions during the listed fiscal year. Equity values are calculated in accordance with FASB ASC Topic 718, and the valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of the grant.

Description of Adjustment	2023	2022	2021	2020
Summary Compensation Table Total Compensation for PEO S. Sharma	$ 4,726,729	$ 8,880,000	$ 4,548,622	$ 241,565
Subtract grant date fair value of option awards and stock awards granted in the applicable fiscal year	$ (4,245,000)	$ (8,571,000)	$ (4,245,000)	$ -
Adjust for year-end fair value of equity awards granted in the applicable fiscal year that are outstanding and unvested as of the applicable fiscal year end	$ -	1,786,400	-	-
Adjust for change in fair value at year-end of equity awards granted in prior years that are outstanding and unvested as of the applicable fiscal year	$ (414,400)	$ -	$ (9,250)	$ 1,165,000
Adjust for vesting date fair value of equity awards granted and vested in applicable fiscal year	$ 729,000	1,149,000	4,200,000	$ -
Adjust for change in fair value of equity awards granted in prior years that vested in the applicable fiscal year	$ -	$ (42,000)	$ 1,608,125	$ 7,500
Compensation Actually Paid to PEO S. Sharma	$ 796,329	$ 3,202,400	$ 6,102,497	$ 1,414,065
Summary Compensation Table Total Compensation for Non-PEOs	$ 390,950	$ 3,016,975	$ 1,339,349	$ 342,741
Subtract grant date fair value of option awards and stock awards granted in the applicable fiscal year	-	$ (2,472,000)	$ (1,097,114)	$ -
Add year-end fair value of equity awards granted in the applicable fiscal year that are outstanding and unvested as of the applicable fiscal year-end	$ -	$ 1,020,800	$ 285,137	$ -
Adjust for year-over-year change in fair value of equity awards granted in prior years that are outstanding and unvested as of the applicable fiscal year	$ (225,904)	$ (186,987)	$ (1,850)	$ 1,004,491
Adjust for change in fair value of equity awards granted in prior years that vested in the applicable fiscal year	$ 3,346	$ (52,060)	$ 975,788	$ 6,667
Subtract prior year-end fair value of equity award granted in prior years that failed to vest in the applicable fiscal year	$ -	$ -	$ (26,900)	$ -
Compensation Actually Paid to Non-PEOs	$ 168,392	$ 1,326,728	$ 1,474,410	$ 1,353,899

(3) An investment of $100 is assumed to have been made in our common stock as of December 31, 2019. We have selected the Dow Jones U.S. Electronic & Electrical Equipment Index (DJUSEE) as our peer group. An investment of $100 is assumed to have been made in the DJUSEE as of December 31, 2019.

(4) The dollar amounts reported represent the amount of the net loss reflected in our audited financial statements of the applicable fiscal year.

(5) The stock prices reported here are the closing prices on the last trading day of the relevant fiscal year. Stock price was chosen from the following three most important financial performance measures used to link compensation actually paid to our PEO and other NEOs in 2023 to company performance:

Performance Metrics

Stock Price Targets	Serve as performance objectives in our performance-equity-based PRSU program for executives
Revenue	A factor in assessing market progress and critical to the company's long-term sustainability
Adjusted EBITDA	A key non-GAAP measure used by our Board and management to evaluate company performance

While we are required to disclose our net loss for each covered fiscal year, this is not a metric used in our compensation programs at this time.

Narrative Disclosure of Pay Versus Performance Table. In the "Compensation Discussion & Analysis" section of this Proxy Statement, we provide greater detail on the elements of our executive compensation program and our "pay-for-performance" compensation philosophy. We believe that our executive compensation program and the executive compensation decisions included in the 2023 Summary Compensation Table and related disclosures appropriately reward our PEO and non-PEOs for driving efforts of our entire team toward our collective strategic goals, thereby supporting the long-term value creation for our shareholders.

The values included in the columns for Compensation Actually Paid to our PEO and non-PEOs, calculated in accordance with newly adopted SEC disclosure rules, in each of the fiscal years reported above and over the four-year cumulative period shows how the compensation awarded fluctuated year-over-year, primarily based on our stock price as of the last day of the listed fiscal year, among other factors. As the values change considerably from year-to-year based on stock price performance, they may not serve as a meaningful indicator of our compensation philosophy.

Compensation Actually Paid and Performance Measures. The following graphical comparisons reflect the relationship between our PEO and average non-PEO compensation "actually paid" versus the performance measures in the pay versus performance table from 2020 to 2023:









The significant increase in compensation actually paid to our PEO and non-PEOs from 2020 to 2021 is due to increases in the fair value of equity awards at the time of vesting during 2021, primarily the vesting of awards held by our PEO and former non-PEOs, as well as the lack of any equity award grants in 2020 for any named executive officers. Conversely, the decrease in compensation paid to our PEO and non-PEOs from 2021 to 2022 is due to the decrease in the market price of MicroVision stock from the end of 2021 to the end of 2022. The decrease in compensation paid to our PEO and non-PEOs from 2022 to 2023 is due to the lack of new equity awards being granted in 2023, other than Mr. Sharma's annual award of 300,000 RSUs pursuant to his employment agreement, and the decrease in fair value of outstanding PSU awards.

PROPOSAL THREE—RATIFICATION OF THE SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has selected Moss Adams LLP as our independent registered public accounting firm for the current fiscal year, subject to ratification by our shareholders at the Annual Meeting. We have been advised by Moss Adams LLP that it is a registered public accounting firm with the Public Company Accounting Oversight Board, or PCAOB, and complies with the auditing, quality control, and independence standards and rules of the PCAOB and the SEC. A representative of Moss Adams LLP is expected to be present at the Annual Meeting to make a statement if they wish and to respond to appropriate questions.

Although shareholder ratification of the selection of Moss Adams LLP as our independent registered public accounting firm is not required, the Board is nevertheless submitting the selection of Moss Adams LLP to the shareholders for ratification. Unless contrary instructions are given, shares represented by proxies solicited by the Board will be voted for the ratification of the selection of Moss Adams LLP as our independent registered public accounting firm for the year ending December 31, 2024. Should the selection of Moss Adams LLP not be ratified by our shareholders, the Audit Committee will reconsider the matter. Even in the event the selection of Moss Adams LLP is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change is in the best interests of the company and its shareholders.

> **OUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE SELECTION OF MOSS ADAMS LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.**

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Fees Paid to Moss Adams LLP

The following describes fees paid by MicroVision for professional services rendered by Moss Adams for fiscal year 2023 and 2022. All of the fees shown were approved by our Audit Committee in accordance with its pre-approval process:

- *Audit fees* are the aggregate fees billed for professional services rendered by Moss Adams for the audit of our annual financial statements and the review of the financial statements included in our Quarterly Reports on Form 10-Q were $478,861 for 2023 and $311,814 for 2022.

- *Audit-related fees* include the aggregate fees billed for professional services rendered by Moss Adams in connection with the audit of the MicroVision 401(k) plan, the registration statement on Form S-3 and the acquisition of certain assets acquired from Ibeo Automotive Systems GmbH. Fees for audit related services totaled $249,120 in 2023 and $52,179 in 2022.

- *Tax fees* include the aggregate fees billed for professional services rendered by Moss Adams in connection with federal, state and foreign tax compliance and tax advice. Fees for tax services totaled $37,438 in 2023 and $19,868 in 2022.

- *All other fees* include all other services not described above, such as fees for subscriptions to online accounting research tools. Moss Adams billed no fees for these services in 2023 and 2022.

Our Audit Committee has considered whether the provision of services under the headings "Audit-Related Fees," "Tax Fees" and "All Other Fees" are compatible with maintaining Moss Adams' independence and has determined that such services were compatible.

Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditor

Our Audit Committee has established a policy to pre-approve all audit services and all permitted non-audit services by our independent auditors. As part of its pre-approval process, the Audit Committee considers whether the provision of any proposed non-audit services is consistent with the SEC's rules on auditor independence. Under the pre-approval policy, and to ensure prompt handling of unexpected matters our independent auditors' services, the Audit Committee has delegated authority to approve certain services, subject to a limit of $50,000 per approval, between meetings to the Audit Committee Chair, who reports the decisions made to the full Audit Committee at its next scheduled meeting. Unless a type of service provided by our independent auditor has received general pre-approval pursuant to the pre-approval policy, such service will require separate pre-approval by the Audit Committee. The payment for any proposed services in excess of pre-approved cost levels or budgeted amounts requires specific pre-approval by the Audit Committee.

AUDIT COMMITTEE REPORT

Review of the Company's Audited Financial Statements

The Audit Committee serves as the representative of the Board for general oversight of the company's financial accounting and reporting, systems of internal control, audit process, and monitoring compliance with laws and regulations and standards of business conduct. Management is responsible for the company's internal controls and the financial reporting process. Moss Adams LLP, acting as an independent registered public accounting firm is responsible for performing an independent audit of the company's consolidated financial statements, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB") and for issuing reports thereon.

The Audit Committee has reviewed and discussed the audited consolidated financial statements of the company for the fiscal year ended December 31, 2023 with the company's management, and management represented to the Audit Committee that the company's consolidated financial statements were prepared in conformity with generally accepted accounting principles. The Audit Committee has discussed with Moss Adams LLP, the company's independent auditors for the fiscal year ended December 31, 2023, the matters required to be discussed by the SEC and the PCAOB.

The Audit Committee received from Moss Adams LLP the written disclosures required by Rule 3526 of the PCAOB (Communication with Audit Committee Concerning Independence) and discussed with the firm its independence. Based on the review and discussions noted above, and subject to the limitations on the role and responsibilities of the Audit Committee referred to in the Charter of the Audit Committee, the Audit Committee recommended to the Board that the company's audited consolidated financial statements be included in the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023 for filing with the SEC.

This report of the Audit Committee shall not be deemed to be incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the company specifically incorporates this information by reference.

Audit Committee of the Board of Directors

Brian V. Turner, Chair
Jeffrey A. Herbst
Simon Biddiscombe

OTHER BUSINESS

We know of no other matters to be voted on at the Annual Meeting or any adjournment or postponement of the meeting. If, however, other matters are presented for a vote at the meeting, the proxy holders (the individuals designated on the proxy card) will vote your shares according to their judgment on those matters.

INFORMATION ABOUT SHAREHOLDER PROPOSALS

In order for a shareholder proposal to be considered for inclusion in our Proxy Statement for the 2025 Annual Meeting, our shareholders must adhere to the following procedures as prescribed in Rule 14a-8 under the Exchange Act.

Under Rule 14a-8, a shareholder who intends to present a proposal at the 2025 annual meeting of shareholders and who wishes the proposal to be included in the proxy materials for that meeting must submit the proposal in writing to us so that it is received by our Corporate Secretary no later than December 24, 2024. Please refer to Rule 14a-8 for the requirements that apply to these proposals. Any proposals received after this date will be considered untimely under Rule 14a-8. Written proposals may be mailed in care of our Corporate Secretary, MicroVision, Inc., 18390 NE 68th Street, Redmond, Washington 98052.

In addition, a shareholder may nominate a director or present any other proposal at the 2025 annual meeting of shareholders by complying with the requirements set forth in Section 1.11 and Section 1.12 of our bylaws. You may propose candidates for consideration by the Nominating & Governance Committee for nomination as directors by writing to us. In order to nominate a director for election at next year's annual meeting of shareholders, you must comply with the director recommendation procedures described earlier in this Proxy Statement. To be timely, a shareholder's notice must be delivered to or mailed by first class U.S. mail, postage prepaid, and received by our Corporate Secretary at MicroVision, Inc., 18390 NE 68th Street, Redmond, Washington 98052 not less than 60 calendar days nor more than 90 calendar days prior to the annual meeting of shareholders. If less than 60 days' notice or prior public disclosure of the date of the annual meeting is given or made to our shareholders, then for the notice by the shareholder to be timely it must be received not later than the close of business on the tenth business day following the date on which the notice of the meeting was mailed or such public disclosure was made, whichever occurs first.

Notice of a solicitation of proxies in support of director nominees other than MicroVision's nominees for our 2025 annual meeting will be timely if such notice and additional information required by Rule 14a-19 and our bylaws is mailed or transmitted electronically to our Corporate Secretary no later than April 6, 2025, which is 60 calendar days prior to the one-year anniversary of the 2024 Annual Meeting. The supplemental notice and information required under Rule 14a-19 is in addition to the applicable advance notice requirements under our bylaws as described in this section and it shall not extend any such deadline set forth under our bylaws.

We reserve the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements. Our bylaws describe the requirements for submitting proposals at the Annual Meeting. If you wish to obtain a free copy of MicroVision's bylaws, please contact Investor Relations, MicroVision, Inc., 18390 NE 68th Street, Redmond, Washington 98052.

Annual Report

MicroVision's Annual Report for the fiscal year ended December 31, 2023 was first made available to our shareholders with this Proxy Statement on or about April 29, 2024. The Annual Report is not to be treated as part of the proxy solicitation material or as having been incorporated by reference herein.

Incorporation by Reference

To the extent that this Proxy Statement is incorporated by reference into any other filing by us under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, the section of this Proxy Statement entitled "Audit Committee Report" will not be deemed incorporated, unless otherwise specifically provided in such filing.

A copy of MicroVision's Annual Report on Form 10-K for the fiscal year ended December 31, 2023, as filed with the SEC, was mailed to shareholders with this Proxy Statement. Additional copies may be obtained by shareholders without charge by written or oral request to Investor Relations, MicroVision, Inc., 18390 NE 68th Street, Redmond, Washington 98052, telephone (425) 936-6847 (option 1), or may be accessed on the internet at *www.sec.gov*.

Householding

Only one copy of the Annual Report and proxy materials is being delivered to shareholders residing at the same address, unless such shareholders have notified us of their desire to receive multiple copies. We will promptly deliver, upon oral or written request, a separate copy of these materials to any shareholder residing at an address to which only one copy was mailed. Requests for additional copies should be directed to Investor Relations. Shareholders residing at the same address and currently receiving only one copy of these materials may contact Investor Relations to request multiple copies of this Proxy Statement in the future. Shareholders residing at the same address and currently receiving multiple copies of these materials may contact Investor Relations to request that only a single copy of these materials may be mailed in the future. Contact Investor Relations by phone at (425) 936-6847 (option 1), by mail to Investor Relations, MicroVision, Inc., 18390 NE 68th Street, Redmond, Washington 98052, or by e-mail to ir@microvision.com.

Voting by Telephone or the Internet

Provision has been made for you to vote your shares of common stock by telephone or via the internet. You may also vote your shares by mail. Please see the proxy card or voting instruction form accompanying this Proxy Statement for specific instructions on how to cast your vote by any of these methods.

Votes submitted by telephone or via the internet must be received by 8:59 p.m., Seattle, Washington time, on June 4, 2024. Submitting your vote by telephone or via the internet will not affect your right to vote during the virtual meeting via the internet.

The telephone and internet voting procedures are designed to authenticate shareholders' identities, to allow shareholders to give their voting instructions and to confirm that shareholders' instructions have been recorded properly. We have been advised that the internet voting procedures that have been made available to you are consistent with the requirements of applicable law. Shareholders voting via the internet should understand that there may be costs associated with electronic access, such as usage charges from internet access providers and telephone companies, which must be borne by the shareholder.

Annual Report

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark one)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number: 001-34170



MicroVision, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**91-1600822**
(State or Other Jurisdiction	(I.R.S. Employer
of Incorporation or Organization)	Identification Number)

18390 NE 68th Street
Redmond, Washington 98052
(Address of Principal Executive Offices, including Zip Code)

(425) 936-6847
(Registrant's Telephone Number, including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common Stock, $0.001 par value per share	MVIS	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of common stock held by non-affiliates of the registrant as of June 30, 2023 was approximately $859.3 million (based upon the closing price of $4.58 per share for the registrant's common stock as reported by the Nasdaq Global Market on that date).

The number of shares of the registrant's common stock outstanding as of February 26, 2024 was 195,267,385.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A in connection with the registrant's 2024 Annual Meeting of Shareholders (the "2024 Proxy Statement") are incorporated herein by reference in Part III of this Annual Report on Form 10-K to the extent stated herein.

MICROVISION, INC.
ANNUAL REPORT ON FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2023

TABLE OF CONTENTS

Preliminary Note Regarding Forward-Looking Statements

This Annual Report contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and is subject to the safe harbor created by those sections. Such statements may include, but are not limited to, projections of revenues, income or loss, capital expenditures, plans for product development and cooperative arrangements, acquisition activity and related integration efforts, technology development by third parties, future operations, financing needs or plans of MicroVision, Inc. ("we," "our," or "us"), as well as assumptions relating to the foregoing. The words "anticipate," "could," "would," "believe," "estimate," "expect," "goal," "may," "plan," "project," "will," and similar expressions identify forward-looking statements. Factors that could cause actual results to differ materially from those projected in our forward-looking statements include risk factors identified below in Item 1A.

ITEM 1.   BUSINESS

Overview

MicroVision, Inc. is a global developer and supplier of lidar hardware and software solutions focused primarily on automotive lidar and advanced driver-assistance systems (ADAS) markets where we can deliver safe mobility at the speed of life. We offer a suite of light detection and ranging, or lidar, sensors and perception and validation software to automotive OEMs, for ADAS and autonomous vehicle (AV) applications, as well as to complementary markets for non-automotive applications including industrial, robotics and smart infrastructure. Our long history of developing and commercializing the core components of our lidar hardware and related software, combined with the experience of the team acquired from Ibeo Automotive Systems (Ibeo) with automotive-grade qualification, gives us a compelling advantage as a development and commercial partner.

Founded in 1993, MicroVision, Inc. is a pioneer in laser beam scanning, or LBS technology, which is based on our patented expertise in micro-electromechanical systems, or MEMS, laser diodes, opto-mechanics, electronics, algorithms and software and how those elements are packaged into a small form factor. Throughout our history, we have combined our proprietary technology with our development expertise to create innovative solutions to address existing and emerging market needs, such as augmented reality microdisplay engines; interactive display modules; consumer lidar components; and, most recently, automotive lidar sensors and software solutions for the automotive market.

In January, 2023, we acquired certain strategic assets of Germany-based Ibeo, which was founded in 1998 as a lidar hardware and software provider. Ibeo developed and launched the first lidar sensor to be automotive qualified for serial production with a Tier 1 automotive supplier and that is currently available in passenger cars by premium OEMs. Ibeo developed software solutions, including perception and validation software, which are also used by premium OEMs. In addition, Ibeo sold its products for non-automotive uses such as industrial, smart infrastructure and robotics applications.

For the automotive market, our integrated solution combines our MEMS-based dynamic-range lidar sensor and perception software, to be integrated on our custom ASIC, targeted for sale to premium automotive OEMs and Tier 1 automotive suppliers. Our ADAS solution is intended to leverage edge computing and custom ASICs to enable our hardware and perception software to be integrated into an OEM's ADAS stack.

In addition to our dynamic-range and long-range MAVIN sensor and perception software solution for the automotive market, our product suite includes our short-range flash-based MOVIA lidar sensor, for automotive and industrial applications, including smart infrastructure, robotics, and other commercial segments. Also, our validation software tool, the MOSAIK suite, is used by OEMs and other customers including Tier 1s for validating vehicle sensors for ADAS and AV applications. The tool includes software that automates the manual data classification or annotation process, significantly reducing the time and resources required by OEMs to validate their ADAS and AV systems.

In the recent past, we developed micro-display concepts and designs for use in head-mounted augmented reality, or AR, headsets and developed a 1440i MEMS module supporting AR headsets. We also developed an interactive display solution targeted at the smart speakers market and a small consumer lidar sensor for use indoors with smart home systems.

We completed the acquisition of assets from Ibeo Automotive Systems GmbH, which we refer to throughout this report as Ibeo, on January 31, 2023 pursuant to the terms and subject to the conditions of the Asset Purchase Agreement, dated December 1, 2022, and amended as of January 31, 2023, by and between our wholly owned subsidiary, MicroVision GmbH organized under the laws of The Federal Republic of Germany, and Ibeo for a purchase price of EUR 15.0 million, or approximately $16.3 million, subject to potential reduction on the terms set forth in the Asset Purchase Agreement. Pursuant to the Asset Purchase Agreement, the purchase price also included advanced funds to Ibeo so that it could continue its operations while in insolvency during the period between signing and closing. Specifically, we advanced to Ibeo EUR 3.9 million, or approximately $4.1 million in December 2022; EUR 2.7 million, or approximately $3.0 million in January 2023; and EUR 0.6 million, or approximately $0.7 million in February 2023 shortly after the closing. These fund advances included amounts related to headcount reductions carried out by Ibeo management, decreasing the number of employees to transfer in connection with the acquisition to approximately 250 employees. These headcount reduction costs of approximately EUR 2.3 million, or approximately $2.5 million, were reimbursed to MicroVision by way of deduction from the purchase price in accordance with the Asset Purchase Agreement.

Although our development and productization efforts are now solely focused on our lidar sensors and related software solutions, our revenue in the fiscal year ended December 31, 2023 was largely derived from one customer, Microsoft Corporation, related to components that we developed for a high-definition display system. Our arrangement with this customer generated royalty income, which will not continue in future periods.

To date, we have been unable to secure customers at the scale needed to successfully launch our products. We have incurred significant losses since inception and we expect to continue to incur significant losses in the near term. We have funded our operations to date primarily through the sale of common stock, convertible preferred stock, warrants, the issuance of convertible debt and, to a lesser extent, from development contract revenues, product sales and licensing activities.

MicroVision, Inc. was founded in 1993 as a Washington corporation and reincorporated in 2003 under the laws of the State of Delaware. Our headquarters is located at 18390 NE 68th Street, Redmond, Washington 98052, and our telephone number is (425) 936-6847.

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports are available free-of-charge from the investor page of our website, accessible at www.microvision.com, as soon as reasonably practicable after such material is electronically filed with the Securities and Exchange Commission (SEC). Copies of these filings may also be obtained by visiting the SEC's website, www.sec.gov, which contains current, quarterly and annual reports, proxy and information statements and other information regarding issuers that file electronically.

Our Industry and Market Strategy

We are developing lidar sensors and perception software to address the needs of the Level 2+, or L2+, and Level 3, or L3, advanced driver-assistance systems (ADAS) markets to be used in automotive safety and autonomous driving applications. Our micro-electromechanical systems, or MEMS-based high-speed lidar sensors, which we call MAVIN™, use our pioneering laser beam scanning (LBS) technology. Our solution-based development approach recognizes two key realities of the L2+ and L3 markets: that safety is mission critical and that OEMs require cost efficiency and integration adaptability. With these factors in mind, we believe that our best-in-class MAVIN lidar sensors support critical safety needs by providing the highest resolution at range and velocity of moving objects with a dynamic field of view while running at 30 hertz, thus enabling ADAS features, such as automatic emergency braking, forward collision warning, and automatic emergency steering, at higher speeds of operation than most competing products.

Moreover, we tailor our solution to meet the needs of OEMs, integrating our MEMS-based lidar and edge computing to support Highway Pilot capabilities up to 130km/h, save development cost and time for OEMs with no training required for our sensor-fused output, reduce system cost by requiring fewer and cheaper sensors and reduced processing, and enable seamless integration with an OEM's existing architecture. Our unique solution for the L2+ and L3 markets, we believe, has the potential to achieve our goal of enabling mission-critical safety systems while solving for OEMs' cost and integration objectives.

With this customer-centric approach, our go-to-market strategy depends on building partnerships with OEMs and Tier-1 automotive suppliers, as well as with silicon companies to support our solution on their compute platforms. Although we are working to establish direct marketing and co-development relationships with OEMs, we could also derive revenue directly from Tier-1 suppliers in the form of licensing revenue.

Our Technology and Competitive Strength

We believe a significant competitive strength for us today is our long history of delivering LBS- and MEMS-based hardware and related firmware and software that meets reliability, predictability, and scalability standards of well-known OEMs and ODMs.

Core to our automotive lidar sensors, custom ASICs and perception software is proprietary technology that we have been developing, refining, productizing and protecting for nearly 30 years. Our patented LBS technology combines a MEMS scanning mirror, laser diode light sources, electronics, and optics that are controlled using our proprietary system control algorithms along with edge computing and machine learning in some systems. The MEMS scanning mirror is a key component of our technology system and is one of our core competencies. Our MEMS scanning mirror is a silicon device that oscillates in a precisely controlled closed loop pattern so that we can place a pixel of light at a precise point. This allows us to generate a projected image pixel-by-pixel for use in lidar sensing and display. Scanning modules with our technology can be designed to operate in one of three different modes: lidar sensing only, display and lidar sensing combined, and display only. We believe that our proprietary technology offers significant advantages over other lidar sensing systems and traditional displays.

Early applications of our proprietary technology included heads up displays for the U.S. military and automotive systems. The contemplated uses of our technology require incorporation of our components into the products of other companies or partners. Most recently, our technology can be found in a Microsoft heads up display product. In the past, we have worked with other global brands to incorporate our core technology into their consumer products.

The MAVIN DR, our dynamic-range automotive lidar sensor is designed to, and we believe can, meet or exceed OEM specifications, performing to 220 meters of range with an output resolution of up to 15.0 million points per second. Our hardware delivers a high point cloud density for a single-channel sensor as compared to competitive products. In addition to providing a low-latency, high-resolution point cloud at range, our sensor outputs axial, lateral, and vertical components of velocity of moving objects in the field of view at 30 hertz. This allows our solution to support a detailed understanding of the velocity of moving objects in real time, enabling fast and accurate path planning and maneuvering of the vehicle. Further, our proprietary scan locking feature ensures that our sensor is immune from interference from sunlight and from other lidar sensors.

Our Products and Revenue Strategy

Following our acquisition of assets from Ibeo, our product suite includes our MEMS-based high-speed automotive lidar sensors, perception software, flash-based automotive lidar sensor, lidar sensors for non-automotive industrial markets, and reference and validation software. We also provide engineering services in connection with these hardware and software products.

Central to our development and commercialization efforts is our MAVIN DR dynamic view lidar system targeted for sale to automotive OEMs and Tier 1 automotive suppliers. MAVIN DR combines short-, medium- and long-range sensing and fields of view into one form factor. Dynamic range is key to enabling ADAS features at highway speeds. At speeds of up to 130 km/h (80 mph), ADAS systems need more time to make decisions and react in order to take proactive action and hence need resolution at range. Our MAVIN DR sensor produces an ultra-high-resolution point cloud showing drivable and non-drivable areas of the road ahead. With its low latency point cloud (30 hertz), we believe the MAVIN product line allows ADAS systems to respond more quickly, make split-second decisions and take action at high speeds.

Our perception software integrated with our automotive lidar hardware, and eventually ported into our digital ASIC, is also targeted for sale to automotive OEMs and Tier 1 automotive suppliers. This perception software, included in our acquisition of assets from Ibeo, was developed in collaboration with an OEM customer and successfully passed through that OEM's development qualification processes.

Also stemming from our acquisition of assets are our flash-based sensors, suitable for short- and mid-range use by customers in the automotive market, as well as non-automotive industrial markets. These solid-state sensors, comprising our MOVIA line of lidar sensors, are based on technology developed according to automotive-grade standards, featuring variable scan frequency, high resolution, a modular optics concept, and low power consumption. The availability of our MOVIA sensors support a revenue strategy that includes royalty revenues from automotive production, as well as sales in multiple markets including industrial, smart infrastructure, robotics, and commercial vehicles.

Our acquisition allows us to offer a system solution for validating vehicle sensors for ADAS and AV applications. This system, which we have branded MOSAIK, includes software that automates the manual data classification or annotation process. We believe the MOSAIK solution significantly reduces the time and resources required by OEMs to validate their ADAS and AV systems. In addition to the auto-annotation software, sales of this validation solution may include our lidar sensors.

Research and Development

We believe our research and development efforts have earned us a leadership position in the field of lidar sensors, LBS technology and applications as applied to automotive, consumer electronics and other markets. Our ability to attract customers and grow revenue will depend on our ability to maintain our technology leadership, to continually improve performance, reduce costs, and ensure functional safety and flexible design. Our research and development teams as of December 31, 2023 were located in Redmond, Washington, Hamburg, Germany and Nuremberg, Germany and were comprised of approximately 270 engineering and technical staff in optics, software engineering, electrical engineering, product engineering, and MEMS design.

Sales and Marketing

Our sales and marketing approach is account based, business-to-business targeting of automotive OEMs and Tier 1 suppliers and potential customers in several industrial markets. Our business development efforts are headed by executive management and business development representatives and are supported by engineers that assist customers during the design cycles of products. We have business development offices for our automotive and industrial solutions located in Germany and the United States. We engage potential customers directly, participate in trade shows, and maintain a website.

Manufacturing

We continue to invest in our manufacturing capabilities, evaluating long-term Tier 1 relationships and establishing new relationships with contract manufacturers, as we drive toward our goal of serving as a Tier 1 supplier to automotive OEM customers. While our current partner is manufacturing limited volumes and we are not otherwise manufacturing our products at significant volume at this time, in the past, when we have produced products or components, our products were manufactured by a contract manufacturer based on our proprietary design, process, test, quality, and reliability standards and incorporated our LBS technology and included MEMS and ASICs that were produced to order by semiconductor foundries. Our past manufacturing has not been subject to seasonal variations as our shipments have been relatively small and were in the early stages of product introduction. In the future, depending on our customers' product mix, we may be affected by seasonal fluctuations which could affect working capital demands. Many of the raw materials used in our components are standard, although our MEMS, MEMS die, and ASICs have historically been manufactured to our specifications by separate single-source suppliers.

Competitive Conditions

Many companies are attempting to develop lidar sensors and ADAS solutions; the competitive landscape is highly crowded and rapidly evolving. We compete with pureplay lidar developers, some of which have recently completed de-SPAC transactions raising significant capital. Some of these companies have announced partnerships with OEMs, Tier 1 suppliers, and contract manufacturers that, even if nonexclusive, may appear more credible than we do in the marketplace. We also face competition from OEMs and Tier 1 suppliers that have internally developed lidar sensors. All of these OEMs and Tier 1s are significantly larger, more well-resourced, have long operating histories and enjoy relevant brand recognition. Many lidar developers are also building ADAS solutions with which our solution competes. Our competitors may succeed in developing innovative technologies and products that could render our technology or products commercially infeasible or technologically obsolete.

The lidar sensing industry has been characterized by rapid and significant technological advances. Our LBS technology system and products may not be competitive with such advances, and we may not have sufficient funds to invest in new technologies, products or processes. Although we believe our technology system and products could deliver higher performance and have other advantages, manufacturers of competing technologies may develop improvements to their technology that could reduce or eliminate the anticipated advantages of our products.

Intellectual Property and Proprietary Rights

We create intellectual property from three sources: internal research and development activities, technology acquisitions, and performance on development contracts. The inventions covered by our patent applications generally relate to systems controls in our LBS technology, component miniaturization, power reduction, feature enhancements, specific implementation of various system components, and design elements to facilitate mass production. Protecting these key-enabling technologies and components is a fundamental aspect of our strategy to penetrate diverse markets with unique products. As such, we intend to continue to develop our portfolio of proprietary and patented technologies at the system, component, and process levels.

We believe our extensive patent portfolio is the largest, broadest, and earliest filed LBS technology portfolio. We currently have over 700 issued patents and pending patents worldwide, including approximately 330 patents we acquired in the acquisition from Ibeo in January 2023. As our technology develops, we periodically review our patent portfolio and eliminate patents that are deemed of low value. Due to this ongoing portfolio management practice, the number of patents in our portfolio will vary at any given time.

Since our inception in 1993, we have acquired through portfolio purchases, patents that grant us exclusive rights to various LBS technologies. From time to time some of these patents may expire or be abandoned to better utilize resources expended to maintain and generate new intellectual property.

Our ability to compete effectively in automotive lidar or any other market we may enter may depend, in part, on our ability and the ability of our licensors to maintain the proprietary nature of these technologies.

We also rely on unpatented proprietary technology. To protect our rights in these areas, we require all employees, and where appropriate, contractors, consultants, advisors and collaborators, to enter into confidentiality and non-compete agreements. There can be no assurance, however, that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information.

We have registered the name "MAVIN™," "MOVIA™," "MOSAIK™, "SAFE MOBILITY AT THE SPEED OF LIFE," "PicoP®" and "MicroVision®" with the United States Patent and Trademark Office and in various foreign countries.

Our Employees, People Operations and Workplace Safety

At the end of fiscal year 2023, throughout our global offices, we had approximately 340 predominantly full-time employees. We do not hire seasonal workers and none of our employees are represented by a labor union or works council.

Our principal objectives with respect to our workforce are to attract, retain, motivate, and reward our employees to achieve positive results for our customers and for MicroVision. To achieve these objectives, our employee benefit programs seek to (i) support skill building and prepare our employees for advancement through continuous learning, (ii) reward our employees through compensation awards and resources intended to motivate our employees and promote well-being, and (iii) continuously identify opportunities for development through regular employee input and engagement. We offer competitive compensation and benefits.

We also strive for continuous improvement in diversity and inclusivity among our employees, management, and board of directors, and seek to promote job opportunities to a diverse pool of qualified candidates. We are also committed to providing an inclusive work environment free of discrimination or harassment of any kind, supported by policies, communications, and reporting and resolution resources.

Protecting the safety, health, and well-being of our employees is also a key priority and we have implemented policies and practices to support this. Throughout the COVID-19 pandemic, we remained focused on the health and safety of our employees by implementing appropriate safety protocols.

We work with third party independent experts in the field of laser safety to assist in meeting safety specifications. In addition, we monitor developments in the area of permissible laser exposure limits as established by International Electrotechnical Commission (IEC) and others. Independent experts have concluded that laser exposure to the eye resulting from use of LBS devices under normal operating conditions would be below the calculated maximum permissible exposure level set by the IEC.

ITEM 1A.   RISK FACTORS

You should carefully consider the risks described below together with the other information set forth in this report, which could materially affect our business, financial condition and future results. The risks described below are not the only risks facing our company. Risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and operating results.

Risk Factors Related to Our Business

We have a history of operating losses and expect to incur significant losses in the future.

We have had substantial losses since our inception. We cannot assure you that we will ever become or remain profitable.

- As of December 31, 2023, we had an accumulated deficit of $765.4 million.
- We had an accumulated deficit of $586.2 million from inception through December 31, 2020, a net loss of $43.2 million in 2021, a net loss of $53.1 million in 2022, and a net loss of $82.8 million in 2023.

The likelihood of our success must be considered in light of the expenses, difficulties and delays frequently encountered by companies formed to develop and commercialize new technologies. In particular, our operations to date have focused primarily on research and development of our LBS technology system, including products built around that technology such as our automotive lidar sensor, and development of demonstration units. We are unable to accurately estimate future revenues and operating expenses based upon historical performance.

We cannot be certain that we will succeed in obtaining development revenue or commercializing our technology or products at scale. In light of these factors, we expect to continue to incur significant losses and negative cash flow at least through 2024 and likely thereafter. There is significant risk that we will not achieve positive cash flow at any time in the future.

We will require additional capital to fund our operations at the level necessary to implement our business plan. Raising additional capital will dilute the value of current shareholders' investment in us.

Based on our current operating plan, we anticipate that we have sufficient cash and cash equivalents to fund our operations for at least the next 12 months. We will, however, require additional capital to fund our operating plan past that time. We will seek to obtain additional capital through the issuance of equity or debt securities, development revenue, product sales and/or licensing activities. There can be no assurance that any such efforts to obtain additional capital would be successful.

We are currently focused on developing and commercializing our automotive lidar solution. This involves introducing new technologies into an emerging market which creates significant uncertainty about our ability to accurately project the amounts and timing of revenue, costs and cash flows. Our capital requirements will depend on many factors, including, but not limited to, the commercial success of our technologies, the rate at which OEMs introduce systems incorporating our products and technologies and the market acceptance and competitive position of such systems. Our expenses have increased significantly as a result of the January 2023 Ibeo acquisition and related headcount increase. If revenues continue to be less than we anticipate, if the mix of revenues and the associated margins vary from anticipated amounts, or if expenses exceed the amounts budgeted, we may require additional capital earlier than expected to fund our operations. In addition, our operating plan provides for the development of strategic relationships with suppliers of components, products and systems, and equipment manufacturers that may require additional investments by us.

Additional capital may not be available to us or, if available, may not be available on terms acceptable to us or on a timely basis. Raising additional capital may involve issuing securities with rights and preferences that are senior to our common stock and may dilute the value of our current shareholders' investment in us. If adequate capital resources are not available on a timely basis, we may consider limiting our operations substantially and we may be unable to continue as a going concern. This limitation of operations could include reducing investments in our research and development projects, staff, operating costs, and capital expenditures which could jeopardize our ability to achieve our business goals or satisfy our customer requirements.

Risks Related to our Financial Statements and Results

Our revenue is generated from a small number of customers, and losing a significant customer will have a negative impact on our revenue.

In 2023, one commercial customer, Customer A accounted for $4.6 million in revenue, representing 63% of our total revenue, a second commercial customer accounted for $0.8 million in revenue, representing 11% of our total revenue and a third commercial customer accounted for $0.4 million in revenue, representing 5% of our total revenue. In 2022, Customer A accounted for $0.7 million in revenue, representing 100% of our total revenue. No revenue was recognized from this customer during the second half of 2022 or for the first three quarters of 2023 as no shipments of our components were reported by the customer during that period. In 2021, Customer A accounted for $2.5 million in revenue, representing 100% of our total revenue. Subsequent to fiscal year 2023, we do not expect to recognize further revenue from Customer A, which will negatively affect our future revenue.

We have, in the past, identified a material weakness in our internal controls.

In the second quarter of 2021, we identified a material weakness in the controls that support our determination of the grant date of equity awards. If we identify further material weaknesses in our internal controls, our failure to establish and maintain effective disclosure controls and procedures and internal control over financial reporting could result in material misstatements in our financial statements and a failure to meet our reporting obligations. Any such failure could cause investors to lose confidence in the accuracy of our financial reports, harm our reputation and adversely affect the market price of our common stock.

The audit of our internal controls over financial reporting for fiscal year 2024 will include controls of our subsidiary, MicroVision GmbH, which became a significant subsidiary upon the closing of our acquisition of assets from Ibeo in 2023. Accordingly, our internal control environment will become more complex and, therefore, the risk of a material weakness in internal controls will be higher.

Our stock price has fluctuated in the past, has recently been volatile and may be volatile in the future, and as a result, investors in our common stock could incur substantial losses.

Our stock price has fluctuated significantly in the past, has recently been volatile, and may be volatile in the future. Over the 52-week period ending February 26, 2024, our common stock has traded at a low of $1.82 and a high of $8.20. We may continue to experience sustained depression or substantial volatility in our stock price in the foreseeable future unrelated to our operating performance or prospects. For the fiscal year ended December 31, 2023, we incurred a loss per share of $(0.45).

As a result of this volatility, investors may experience losses on their investment in our common stock. The market price for our common stock may be influenced by many factors, including the following:

- investor reaction to our business strategy;
- the success of competitive products or technologies;
- strategic developments;
- the timing and results of our development and commercialization efforts with respect to our lidar sensors and ADAS solutions;
- changes in regulatory or industry standards applicable to our technologies;
- variations in our or our competitors' financial and operating results;
- developments concerning our collaborations or partners;
- developments or disputes with any third parties that supply, manufacture, sell or market any of our products;
- developments or disputes concerning patents or other proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technology;
- actual or perceived defects in any of our products, if commercialized, and any related product liability claims;
- our ability or inability to raise additional capital and the terms on which we raise it;
- declines in the market prices of stocks generally;
- trading volume of our common stock;
- sales of our common stock by us or our stockholders;
- general economic, industry and market conditions; and
- the effects of other events or factors, including war, terrorism and other international conflicts, public health issues including health epidemics or pandemics, such as the COVID-19 outbreak, and natural disasters such as fire, hurricanes, earthquakes, tornados or other adverse weather and climate conditions, whether occurring in the United States or elsewhere.

Since the price of our common stock has fluctuated in the past, has suffered recent declines and may be volatile in the future, investors in our common stock could incur substantial losses. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management's attention and resources, which could materially and adversely affect our business, financial condition, results of operations and growth prospects. There can be no guarantee that our stock price will remain at current levels or that future sales of our common stock will not be at prices lower than those sold to investors.

Additionally, securities of certain companies have in the past few years experienced significant and extreme volatility in stock price due to short sellers of shares of common stock, known as a "short squeeze." These short squeezes have caused extreme volatility in both the stock prices of those companies and in the market, and have led to the price per share of those companies to trade at a significantly inflated rate that is disconnected from the underlying value of the company. Many investors who have purchased shares in those companies at an inflated rate face the risk of losing a significant portion of their original investment, as in many cases the price per share has declined steadily as interest in those stocks have abated. There can be no assurance that our shares will not be subject to a short squeeze in the future, and investors may lose a significant portion or all of their investment if they purchase our shares at a rate that is significantly disconnected from our underlying value.

If we are unable to maintain our listing on The Nasdaq Global Market, it could become more difficult to sell our stock in the public market.

Our common stock is listed on The Nasdaq Global Market. To maintain our listing on this market, we must meet Nasdaq's listing maintenance standards. If we are unable to continue to meet Nasdaq's listing maintenance standards for any reason, our common stock could be delisted from The Nasdaq Global Market. If our common stock were delisted, we may seek to list our common stock on The Nasdaq Capital Market, the NYSE American or on a regional stock exchange or, if one or more broker-dealer market makers comply with applicable requirements, the over-the-counter (OTC) market. Listing on such other market or exchange could reduce the liquidity of our common stock. If our common stock were to trade in the OTC market, an investor would find it more difficult to dispose of, or to obtain accurate quotations for the price of, the common stock.

A delisting from The Nasdaq Global Market and failure to obtain listing on another market or exchange would subject our common stock to so-called penny stock rules that impose additional sales practice and market-making requirements on broker-dealers who sell or make a market in such securities. Consequently, removal from The Nasdaq Global Market and failure to obtain listing on another market or exchange could affect the ability or willingness of broker-dealers to sell or make a market in our common stock and the ability of purchasers of our common stock to sell their securities in the secondary market.

On February 26, 2024, the closing price of our common stock was $2.09 per share.

Our lack of financial resources relative to our competitors may limit our revenues, potential profits, overall market share or value.

Our products and solutions compete with other pureplay lidar developers, many of which have recently gone public through de-SPAC transactions and therefore have substantially greater financial resources than we have. We also face competition from OEMs and Tier 1 suppliers that have internally developed lidar sensors. All of these OEMS and Tier 1s are significantly larger, more well-resourced, have long operating histories and enjoy relevant brand recognition. Because of their greater resources, our competitors may develop or commercialize products more quickly than us and have access to more entrenched sales channels. This imbalance in financial resources and access could result for us in reduced revenues, lower margins or loss of market share, any of which could reduce the value of our business. Additionally, for a variety of reasons, customers may choose to purchase from suppliers that have substantially greater financial or other resources than we have.

Risks Related to Our Operations

Difficulty in qualifying a contract manufacturer, Tier 1 partner, or foundry for our products, or experiencing changes in our supply chain, could cause delays that may result in lost future revenues and damaged customer relationships.

Historically, we have relied on single or limited-source suppliers to manufacture our products. Establishing and maintaining a relationship with a contract manufacturer, automotive Tier 1 partner, or foundry is a time-consuming process, as our unique technologies may require significant manufacturing process adaptation to achieve full manufacturing capacity. To the extent that we are not able to establish or maintain a relationship with a contract manufacturer, Tier 1 partner, or foundry in a timely manner or at prices or on other terms that are acceptable to us, we may be unable to meet contract or production milestones. Moreover, changes in our supply chain could result in increased cost and delay and subject us to risks and uncertainties regarding, but not limited to, product warranty, product liability and quality control standards. The loss of any single or limited-source supplier, the failure of any of these suppliers to perform as expected or the disruption in the supply chain of components from these suppliers could cause significant delays in product deliveries, which could result in lost future revenues and damaged customer relationships.

Historically, we have been dependent on third parties to develop, manufacture, sell and market products incorporating our technology.

Our business strategy for commercializing our technology in products has historically included entering into development, manufacturing, licensing, sales and marketing arrangements with OEMs, ODMs and other third parties. These arrangements reduce our level of control over production and distribution and may subject us to risks and uncertainties regarding, but not limited to, product warranty, product liability and quality control standards.

We cannot be certain that we will be able to negotiate arrangements on acceptable terms, if at all, or that these arrangements will be successful in yielding commercially viable products. If we cannot establish or maintain these arrangements, we would require additional capital to undertake such activities on our own and would require extensive manufacturing, sales and marketing expertise that we do not currently possess and that may be difficult to obtain.

In addition, we could encounter significant delays in introducing our products and technology or find that the development, manufacture or sale of products incorporating our technology would not be feasible. To the extent that we enter into development, manufacturing, licensing, sales and marketing or other arrangements, our revenues will depend upon the performance of third parties. We cannot be certain that any such arrangements will be successful.

We could face lawsuits related to our use of LBS technology or other technologies, which would be costly, and any adverse outcome could limit our ability to commercialize our technology or products.

We are aware of several patents held by third parties that relate to certain aspects of light scanning displays, 3D sensing products, and other technologies that are core to our sensor hardware. These patents could be used as a basis to challenge the validity, limit the scope or limit our ability to obtain additional or broader patent rights of our patents. A successful challenge to the validity of our patents could limit our ability to commercialize our technology or products incorporating our LBS technology and, consequently, materially reduce our ability to generate revenues. Moreover, we cannot be certain that patent holders or other third parties will not claim infringement by us with respect to current and future technology. Because U.S. patent applications are held and examined in secrecy, it is also possible that presently pending U.S. applications could eventually be issued with claims that could be infringed by our products or our technology.

The defense and prosecution of a patent suit would be costly and time-consuming, even if the outcome were ultimately favorable to us. An adverse outcome in the defense of a patent suit could subject us to significant costs, require others and us to cease selling products incorporating our technology, require us to cease licensing our technology or require disputed rights to be licensed from third parties. Such licenses, if available, would increase our operating expenses. Moreover, if claims of infringement are asserted against our future co-development partners or customers, those partners or customers may seek indemnification from us for any damages or expenses they incur.

If we fail to manage expansion effectively, our revenue and expenses could be adversely affected.

Our ability to successfully offer products incorporating our technologies and implement our business plan in a rapidly evolving market requires an effective planning and management process. The growth in business and relationships with customers and other third parties has placed, and will continue to place, a significant strain on our management systems and resources. We will need to continue to improve our financial and managerial controls, reporting systems and procedures, and will need to continue to train and manage our work force. We continue to strengthen our compliance programs, including our compliance programs related to product certifications (in particular, certifications applicable to the automotive market), export controls, privacy and cybersecurity and anti-corruption. We may not be able to implement improvements in an efficient or timely manner and may discover deficiencies in existing controls, programs, systems and procedures, which could have an adverse effect on our business, reputation and financial results.

We target customers that are large companies with substantial negotiating power and potentially competitive internal solutions; if we are unable to sell our products to these customers, our prospects will be adversely affected.

Our potential customers, automotive OEMs in particular, are large, multinational companies with substantial negotiating power relative to us and, in some instances, may have internal solutions that are competitive to our products. These large, multinational companies also have significant resources, which may allow them to acquire or develop competitive technologies either independently or in partnership with others. Accordingly, even after investing significant resources to develop a product, we may not secure a series production award or, even after securing a series production award, may not be able to commercialize a product on profitable terms. If our products are not selected by these large companies or if these companies develop or acquire competitive technology or negotiate terms that are disadvantageous to us, it will have an adverse effect on our business prospects.

Our technology and products may be subject to environmental, health and safety regulations that could increase our development and production costs.

Our technology and products could become subject to environmental, health and safety regulations or amendments that could negatively impact our ability to commercialize our technology and products. Compliance with any such current or new regulations would likely increase the cost to develop and commercialize products, and violations may result in fines, penalties or suspension of production. If we become subject to any environmental, health, or safety laws or regulations that require us to cease or significantly change our operations to comply, our business, financial condition and operating results could be adversely affected.

Our operating results may be adversely impacted by worldwide political and economic uncertainties and specific conditions in the markets we address.

At various times in our history, including in the recent past, general worldwide economic conditions have experienced downturns due to slower economic activity, concerns about inflation, increased energy costs, decreased consumer confidence, reduced corporate profits and capital spending, and adverse business conditions. Any continuation or worsening of global economic and financial conditions could materially adversely affect: (i) our ability to raise, or the cost of, needed capital, (ii) demand for our current and future products, and (iii) our ability to commercialize products. Additionally, the outbreaks of wars or infectious diseases, as recently experienced, may cause an unexpected deterioration in economic conditions. We cannot predict the timing, strength, or duration of any economic slowdown or subsequent economic recovery, worldwide, regionally or in the automotive or technology industries.

Because we have recently expanded and plan to continue expanding our international operations and using foreign suppliers and manufacturers, our operating results could be harmed by economic, political, regulatory and other factors in foreign countries.

During 2021, we established an office in Germany and on January 31, 2023 we completed our acquisition of certain assets of Ibeo, with the result that we now have more employees and operations in Germany than in the U.S. In addition, we currently use foreign suppliers and partners and plan to continue to do so to manufacture current and future components and products, where appropriate. These international operations are subject to inherent risks, which may adversely affect us, including, but not limited to:

- Political and economic instability, international terrorism and the outbreak of war, such as Russia's invasion and continuing war against Ukraine and the ongoing conflict in Gaza;
- High levels of inflation, as has historically been the case in a number of countries in Asia;
- Burdens and costs of compliance with a variety of foreign laws, regulations and sanctions;
- Foreign taxes and duties;
- Changes in tariff rates or other trade, tax or monetary policies;
- Changes or volatility in currency exchange rates and interest rates;
- Global or regional health crises, such as COVID-19 or other epidemics; and
- Disruptions in global supply chains.

We have recently and may in the future make acquisitions. If we fail to successfully select, execute or integrate our acquisitions, then our business, results of operations and financial condition could be materially adversely affected.

On December 1, 2022, we entered into an Asset Purchase Agreement to acquire certain assets from Ibeo Automotive Systems GmbH. We expended significant management time and effort, as well as capital, identifying, evaluating, negotiating, and executing this transaction and, since the closing of the acquisition on January 31, 2023, we have invested additional time and capital working to integrate our new Hamburg- and Detroit-based teams and operations. We cannot guarantee that these integration efforts will be successful, that the goals of the acquisition will be realized, or that the increase to our operating expenses or cash requirements will be manageable.

In the future, we may again undertake acquisitions to add new products and technologies, acquire talent, gain new sales channels or enter into new markets or sales territories. In addition to possible stockholder approval, we may need approvals and licenses from relevant government authorities for the acquisitions and to comply with any applicable laws and regulations, which could result in increased delay and costs, and may disrupt our business strategy if we fail to do so. Furthermore, acquisitions and the subsequent integration of new assets, businesses, key personnel, customers, vendors and suppliers require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our operations. Acquired assets or businesses may not generate the financial results we expect. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant.

Before our acquisition of assets from Ibeo, we had no experience with acquisitions or the integration of acquired technology and personnel. Failure to successfully identify, complete, manage and integrate acquisitions could materially and adversely affect our business, financial condition and results of operations and could cause our stock price to decline.

Our suppliers' or manufacturing partners' facilities could be damaged or disrupted by a natural disaster or labor strike, either of which would materially affect our financial position, results of operations and cash flows.

A major catastrophe, such as an earthquake, monsoon, flood, infectious disease including the COVID-19 virus, or other natural disaster, labor strike, or work stoppage at our suppliers' or manufacturers partners' facilities or our customers, could result in a prolonged interruption of our business. A disruption resulting from any one of these events could cause significant delays in product shipments and the loss of sales and customers, which could have a material adverse effect on our financial condition, results of operations, and cash flows.

If we are unable to obtain effective intellectual property protection for our products, processes and technology, we may be unable to compete with other companies.

Intellectual property protection for our products, processes and technology is important and uncertain. If we do not obtain effective intellectual property protection for our products, processes and technology, we may be subject to increased competition. Our commercial success will depend, in part, on our ability to maintain the proprietary nature of our key technologies by securing valid and enforceable patents and effectively maintaining unpatented technology as trade secrets.

We protect our proprietary technology by seeking to obtain United States and foreign patents in our name, or licenses to third party patents, related to proprietary technology, inventions, and improvements that may be important to the development of our business. However, our patent position involves complex legal and factual questions. The standards that the United States Patent and Trademark Office and its foreign counterparts use to grant patents are not always applied predictably or uniformly and can change.

Additionally, the scope of patents is subject to interpretation by courts and their validity can be subject to challenges and defenses, including challenges and defenses based on the existence of prior art. Consequently, we cannot be certain as to the extent to which we will be able to obtain patents for our new products and technology or the extent to which the patents that we already own, protect our products and technology. Reduction in scope of protection or invalidation of our licensed or owned patents, or our inability to obtain new patents, may enable other companies to develop products that compete directly with ours on the basis of the same or similar technology.

We also rely on the law of trade secrets to protect unpatented know-how and technology to maintain our competitive position. We try to protect this know-how and technology by limiting access to the trade secrets to those of our employees, contractors and partners, with a need-to-know such information and by entering into confidentiality agreements with parties that have access to it, such as our employees, consultants and business partners. Any of these parties could breach the agreements and disclose our trade secrets or confidential information, or our competitors might learn of the information in some other way. If any trade secret not protected by a patent were to be disclosed to or independently developed by a competitor, our competitive position could be negatively affected.

We could be subject to significant product liability claims that could be time-consuming and costly, divert management attention and adversely affect our ability to obtain and maintain insurance coverage.

We could be subject to product liability claims if any of the product applications are alleged to be defective or cause harmful effects. For example, because some of the scanning modules incorporating our LBS technology could scan a low power beam of colored light into the user's eye, the testing, manufacture, marketing and sale of these products involve an inherent risk that product liability claims will be asserted against us.

Additionally, any misuse of our technology or products incorporating our technology by end users or third parties that obtain access to our technology, could result in negative publicity and could harm our brand and reputation. Product liability claims or other claims related to our products or our technology, regardless of their outcome, could require us to spend significant time and money in litigation, divert management time and attention, require us to pay significant damages, harm our reputation or hinder acceptance of our products. Any successful product liability claim may prevent us from obtaining adequate product liability insurance in the future on commercially desirable or reasonable terms. An inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of our products and technology.

Our operations could be adversely impacted by information technology system failures, network disruptions, or cyber security incidents.

We rely on information technology systems to process, transmit, store, and protect electronic data between our employees, customers, manufacturing partners and suppliers. Our systems and the third parties we rely on for related services are vulnerable to actual or attempted cybersecurity incidents, such as attacks by hackers, acts of vandalism, malware, social engineering, denial or degradation of service attacks, computer viruses, software bugs or vulnerabilities, supply chain attacks, phishing attacks, ransomware attacks, misplaced or lost data, human errors, malicious insiders or other similar events. Such systems are also susceptible to other disruptions due to events beyond our control, including, but are not limited to, natural disasters, power loss, and telecommunications failures. Our system redundancy may be inadequate and our disaster recovery planning may be ineffective or insufficient to account for all eventualities.

As security incidents have become more prevalent across industries we will need to continually examine, modify and update our systems. These updates or improvements may require implementation costs. In addition, we may not be able to monitor and react to all developments in a timely manner. The measures we do adopt may prove ineffective.

Any failure, or perceived failure, by us to comply with current and future regulatory or customer-driven privacy, data protection, and information security requirements, or to prevent or mitigate cyber incidents, could harm our business and expose us to potential litigation, liability, remediation costs, investigation costs, loss of revenue, damage to our reputation and loss of customers. While we maintain insurance coverage to address certain aspects of cyber risks, such insurance coverage may be insufficient to cover all losses or all claims that may arise, should such an event occur.

We, and certain of our third-party vendors, collect and store personal information in connection with human resources operations and other aspects of our business. While we obtain assurances that any third parties we provide data to will protect this information and, where we believe appropriate, monitor the protections employed by these third parties, there is a risk the confidentiality of data held by us or by third parties may be compromised and expose us to liability for such breach.

Loss of any of our key personnel could have a negative effect on the operation of our business.

Our success depends on our executive officers and other key personnel and on the ability to attract and retain qualified new personnel. Achievement of our business objectives will require substantial additional expertise in the areas of sales and marketing, research and product development and manufacturing. Competition for qualified personnel in these fields is intense, and the inability to attract and retain additional highly skilled personnel, or the loss of key personnel, could hinder our ability to compete effectively in the automotive or technology markets and adversely affect our business strategy execution and results of operations.

<u>Risks Related to Development for the Automotive Industry</u>

If our products and solutions are not selected for inclusion in ADAS systems by automotive OEMs or automotive Tier 1 suppliers, our future prospects will be materially and adversely affected.

Automotive OEMs and Tier 1 suppliers design and develop ADAS technology over several years, undertaking extensive testing and qualification processes prior to selecting a product such as our lidar sensors and software for use in a particular system, product or vehicle model because such products will function as part of a larger system or platform and must meet certain other specifications. We have invested and will continue to invest significant time and resources to have our products considered and possibly selected by OEMs or Tier 1 suppliers for use in a particular system, product or vehicle model, which is known as a "series production win" or a "series production award." In the case of ADAS technology, a series production award would mean that our lidar sensor and/or ADAS solution had been selected for use in a particular vehicle model. However, if we are unable to achieve a series production award with respect to a particular vehicle model, we may not have an opportunity to supply our products to the automotive OEM for that vehicle model for a period of many years. In many cases, this period can be as long as five to seven or more years. If our products are not selected by an automotive OEM or our suppliers for one vehicle model or if our products are not successful in that vehicle model, it is unlikely that our product will be deployed in other vehicle models of that OEM. If we fail to win a significant number of vehicle models from one or more of automotive OEMs or their suppliers, our future business prospects will be materially and adversely affected.

The complexity of our products and the limited visibility into the various environmental and other conditions under which potential customers may use the products could result in unforeseen delays or expenses from undetected defects, errors or reliability issues in hardware or software which could reduce the market adoption of our products, damage our reputation with prospective customers, expose us to product liability and other claims, and adversely affect our operating costs.

Our products are highly technical and complex and require high standards to manufacture and may experience defects, errors or reliability issues at various stages of development. We may be unable to timely manufacture or release products, or correct problems that have arisen or correct such problems to the customer's satisfaction. Additionally, undetected errors, defects or security vulnerabilities could result in serious injury to the end users or bystanders of technology incorporating our products, inability of customers to commercialize technology incorporating our products, litigation against us, negative publicity and other consequences. These risks are particularly prevalent in the highly competitive ADAS market. These problems may also result in claims, including class actions, against us that could be costly to defend. Our reputation or brand may be damaged as a result of these problems and potential customers may be reluctant to buy our products, which could adversely affect our financial results.

Adverse conditions in the automotive industry or the global economy more generally could have adverse effects on our results of operations.

While we make our strategic planning decisions based on the assumption that the markets we are targeting will grow, our business is dependent, in large part on, and directly affected by, business cycles and other factors affecting the global automobile industry and global economy generally. Automotive production and sales are highly cyclical and depend on general economic conditions and other factors, including consumer spending and preferences, changes in interest rates and credit availability, consumer confidence, fuel costs, fuel availability, environmental impact, governmental incentives and regulatory requirements, and political volatility, especially in energy-producing countries and growth markets. In addition, automotive production and sales can be affected by our automotive OEM customers' ability to continue operating in response to challenging economic conditions and in response to labor relations issues, regulatory requirements, trade agreements and other factors. The volume of automotive production in North America, Europe and the rest of the world has fluctuated, sometimes significantly, from year to year, and we expect such fluctuations to give rise to fluctuations in the demand for our products. Any significant adverse change in any of these factors may result in a reduction in automotive sales and production by our automotive OEM customers and could have a material adverse effect on our business, results of operations and financial condition.

Developments in alternative technology may adversely affect the demand for our lidar technology.

Significant developments in alternative technologies, such as cameras and radar, may materially and adversely affect our business prospects in ways we do not currently anticipate. Existing and other camera and radar technologies may emerge as OEMs' preferred alternative to our solution, which would result in the loss of competitiveness of our lidar solution. Our R&D efforts may not be sufficient to adapt to these changes in technology and our solution may not compete effectively with these alternative systems.

ADAS features may be delayed in adoption by OEMs, which would negatively impact our business prospects.

The ADAS market is fast evolving and there is generally a lack of an established regulatory framework. Vehicle regulators globally continue to consider new and enhanced emissions requirements, including electrification, to meet environmental and economic needs as well as pursue new safety standards to address emerging traffic risks. To control new vehicle prices, among other concerns, OEMs may need to dedicate technology and cost additions to new vehicle designs to meet these emissions and safety requirements and postpone the consumer cost pressures of new ADAS features. As additional safety requirements are imposed on vehicle manufacturers, our business prospects may be materially impacted.

Because the lidar and ADAS markets are rapidly evolving, it is difficult to forecast customer adoption rates, demand, and selling prices for our products and solutions.

We are pursuing opportunities in rapidly evolving markets, including technological and regulatory changes, and it is difficult to predict the timing and size of the opportunities. For example, lidar-based ADAS solutions require complex technology and because these automotive systems depend on technology from many companies, commercialization of ADAS products could be delayed or impaired on account of certain technological components of ours or others not being ready to be deployed in vehicles. In addition, the selling prices we are able to ultimately charge in the future for the products we are currently developing may be less than what we currently project. Our future financial performance will depend on our ability to make timely investments in the correct market opportunities. If one or more of these markets experience a shift in prospective customer demand, our products may not compete as effectively, if at all, and they may not be designed into commercialized products. Given the evolving nature of the markets in which we operate, it is difficult to predict customer demand or adoption rates for our products, selling prices or the future growth of our target markets. If demand does not develop or if we cannot accurately forecast it, the size of our markets, inventory requirements or future financial results will be adversely affected.

Because lidar is new in the markets we are seeking to enter, our market forecasts may not materialize as anticipated.

Our market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not materialize as anticipated. These forecasts and estimates relating to the expected size and growth of the markets for lidar-based technology may prove to be inaccurate. Even if these markets experience the forecasted growth we anticipate, we may not grow our business at similar rates, or at all. Our future growth is subject to many factors, including market adoption of our products, which is subject to many risks and uncertainties. Accordingly, we cannot assure you that these forecasts will not be materially inaccurate.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

<u>Risk Management and Strategy</u>

Our Cybersecurity Processes

We continue to strengthen our cybersecurity measures to safeguard our information systems based on industry standards. Our measures include policies to promote internal compliance by our employees, policies and procedures to regularly evaluate the security of our information systems and implementation of third-party products, including intrusion prevention and detection solutions, multifactor identification and anti-virus software, to help detect and protect against potential cybersecurity threats. We educate our staff on cybersecurity matters with periodic risk awareness information, phishing awareness campaigns, and training materials. Moreover, given the rapid growth of our global operations in 2023 due to the Ibeo acquisition, and our expectations for near- and long-term strategic growth, our Information Technology, or IT, team is prioritizing enhancements to our response system and continuity plans.

A key dimension to the security and effectiveness of our information system is our compliance with standards that are unique to the industries in which we operate. For instance, it is critical that our information system achieves TISAX certification. Established by the German Association of the Automotive Industry, Trusted Information Security Assessment Exchange, or TISAX, is a globally recognized assessment and exchange mechanism for information security in the automotive industry. Automotive OEMs rely on the TISAX label to ensure that suppliers and partners have a solid information security management system in place. To successfully complete the TISAX assessment process in our German and U.S. operations, we are actively evaluating our cybersecurity measures and seeking enhancements, including engaging a third-party auditor and global standardization of our cybersecurity training program, to ensure a comprehensive and robust system.

We evaluate our third-party information system providers, as well as any other provider that may have access to our data, for their maturity and reliability, and as a matter of policy we choose to only work with reputable vendors.

Risks from Cybersecurity Threats

We have not encountered cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our operations or financial condition. Any material cybersecurity incident could have a material impact on our operations by causing a disruption to our ability to function as a global organization, by interrupting our internal and external communications and reporting or managing our operations. Refer to "Item 1A. Risk Factors" in this annual report on Form 10-K, including "Our operations could be adversely impacted by information technology system failures, network disruptions, or cybersecurity breaches," for additional discussion about cybersecurity-related risks.

<u>Governance</u>

Board of Directors and Audit Committee

With delegated authority from our Board of Directors and in accordance with its charter, our Audit Committee is charged with the oversight of enterprise risk, including risk related to cybersecurity threats. Our Audit Committee Chair is expected to report regularly to our Board of Directors about our Audit Committee's oversight of enterprise risk. Beginning in 2024, our Audit Committee Chair will report quarterly to our Board of Directors specifically about our cybersecurity incident management and governance.

Management, and specifically our Chief Financial Officer, reports to our Audit Committee on cybersecurity, including initiatives and strategies, and incident reporting and any lessons learned. Beginning in 2024, our Chief Financial Officer will make this report on a quarterly basis. From time to time, management will also engage in informal discussions with members of the Audit Committee about our cybersecurity practices and risks, including informing our Audit Committee Chair in a timely manner about any cybersecurity incidents that management determines may have a significant impact on our operations or that may trigger any reporting obligations.

Our Audit Committee will conduct an annual review of our cybersecurity measures and the effectiveness of our risk management strategies.

Management

Anubhav Verma, joined MicroVision in 2021 as our Chief Financial Officer. He is an experienced risk management professional and currently oversees the Company's accounting and finance strategies, including risk management. Mr. Verma also oversees our IT team and, with regular communication with the team, is responsible for approving the IT budget, hiring of IT personnel, including third-party consultants, and approving cybersecurity processes and other cybersecurity-related matters. Although we do not currently employ a chief information security officer, we are working with an outside consulting firm that is serving in this role and assisting our internal team with the primary responsibility of overseeing our cybersecurity measures and risks.

The day-to-day responsibility for assessing, monitoring and managing our cybersecurity risks resides with our IT team. Across the IT team we have employees who have in-depth knowledge and decades of cybersecurity industry experience, including prior experience with developing and overseeing cybersecurity polices and processes for companies required to comply with NIST SP800-171, cybersecurity standards for companies that store sensitive unclassified information on behalf of the United States government, and former Ibeo employees having experience with TISAX compliance. Yet, we recognize the evolving and increasing threat that cybersecurity will have on our operations. As part of our long-term growth strategy, we expect to establish a dedicated cybersecurity team to oversee our cybersecurity risk management.

The IT Team Director regularly meets with the Chief Financial Officer and as appropriate the Chief Executive Officer to discuss cybersecurity risks. This ensures that management is informed about our current cybersecurity measures and aware of any potential risks facing our operations. In the event of a cybersecurity incident, we have put in place a reporting structure to inform the Chief Financial Officer, Chief Executive Officer and General Counsel promptly of any incident so that they may assess the appropriate response to the incident and any reporting concerns that may be triggered by the incident.

ITEM 2.   PROPERTIES

In September 2021, we entered into a lease on approximately 16,681 square feet of space located in Redmond, Washington that we use primarily for general office space. The lease provides for an initial term of 128 months that commenced November 1, 2021.

In September 2021, we entered into a second lease on approximately 36,062 square feet of space located in Redmond, Washington that we use primarily for product testing and lab space. The lease provides for an initial term of 120 months and commenced on December 1, 2022.

In April 2022, we entered into a lease on approximately 3,533 square feet of space located in Nuremberg, Germany that we use primarily for general office space for business development activities. The lease provides for a term of 60 months that commenced May 1, 2022.

In September 2022, we entered into a second lease on approximately 3,810 square feet of space located in Nuremberg, Germany that we use primarily for product testing for engineering and development activities. The lease provides for a term of 60 months that commenced November 15, 2022.

In connection with our January 2023 acquisition of assets from Ibeo, we assumed three leases in Hamburg, Germany covering approximately 45,208 square feet of office space, garages to house test and demonstration vehicles, space for IT network equipment, and long-range laser testing space.

In December 2023, we entered into a lease on approximately 60,000 square feet of space located in Hamburg, Germany that we will use primarily for general office space and product testing. This lease is intended to replace the office space described in the immediately preceding paragraph. The lease provides for a term of 60 months and will commence on the date the property is delivered to us, which is expected to occur between August 1, 2024 and December 31, 2024.

We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional or substitute space will be available to accommodate any such expansion of our operations. For a further description of our leased properties, see Note 11, Leases, of the notes to our consolidated financial statements included elsewhere in this Annual Report, which is incorporated by reference in response to this item.

ITEM 3.   LEGAL PROCEEDINGS

We are subject to various claims and pending or threatened lawsuits in the normal course of business. We are not currently party to any other legal proceedings that management believes are reasonably possible to have a material adverse effect on our financial position, results of operations or cash flows.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

ITEM 4A.   EXECUTIVE OFFICERS OF THE REGISTRANT

Executive officers are appointed by our Board of Directors and hold office until their successors are elected and duly qualified. The following persons serve as executive officers of MicroVision, Inc.:

Sumit Sharma, age 50, was appointed Chief Executive Officer in February 2020 and served as Chief Operating Officer from June 2018 to February 2020, after serving as Vice President of Product Engineering and Operations since February 2017 and Vice President and Senior Director of Operations since September 2015. Prior to MicroVision, from April 2015 to September 2015, he was a Product Development and Operations consultant at BlueMadison Consulting. From November 2013 to March 2015, he was the Senior Director, Advanced Manufacturing Operations and Technology Development at Jawbone. From March 2011 to October 2013, he was the Head of Manufacturing Operations for project GLASS at Google. Mr. Sharma has extensive experience in optics, wearable technology, product development and qualification for automotive industry. Mr. Sharma also has deep experience in global operations and developing strategic partnerships. A patent holder, Mr. Sharma received his baccalaureate degree in engineering from New Jersey Institute of Technology.

Anubhav Verma, age 38, joined MicroVision in November 2021 as Chief Financial Officer. Prior to MicroVision, from October 2016 to November 2021, he led several growth initiatives including M&A and Capital Market transactions as Senior Vice President Finance of Exela Technologies. From November 2013 to October 2016, he was an Investment Professional of HandsOn Global Management driving end-to-end M&A deals including post-merger integration along with several rounds of capital market financings. From July 2009 to October 2013, he advised several Fortune 500 companies as an Investment Banker at Credit Suisse in their New York and Mumbai offices. Mr. Verma has extensive experience in Mergers and Acquisitions (M&A), Capital Markets and Strategic Finance roles for publicly listed and privately held companies. Mr. Verma received a Bachelor of Technology degree in engineering and a Masters of Technology degree in engineering from the Indian Institute of Technology, Bombay.

Drew Markham, age 56, joined MicroVision in June 2021 as Vice President, General Counsel and Secretary. Before joining MicroVision, from January 2017 through June 2021, Ms. Markham was President at Avisé, a social purpose corporation, where she was a legal consultant to publicly traded technology companies. From January 2013 to December 2016, she was Vice President, Deputy General Counsel & Assistant Secretary at RealNetworks, Inc. From June 1999 to December 2012, she was an attorney with Wilson Sonsini Goodrich & Rosati. Ms. Markham received her Juris Doctor degree from the University of Washington School of Law and her Bachelor of Science degree in Accounting from the University of Florida.

PART II.

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock began trading publicly on August 27, 1996. Our common stock trades on The Nasdaq Global Market under the ticker symbol "MVIS." We have never declared or paid cash dividends on our common stock. We currently anticipate that we will retain all future earnings to fund the operations of our business and do not anticipate paying dividends on the common stock in the foreseeable future.

As of February 26, 2024, there were approximately 144 holders of record of 195,267,385 shares of common stock outstanding. As many of our shares of common stock are held by brokerages and institutions on behalf of shareholders, we are unable to estimate the total number of beneficial holders of our common stock represented by these record holders.

Stock Performance Graph

This performance graph shall not be deemed to be "soliciting material" or "filed" or incorporated by reference in future filings with the Securities and Exchange Commission, or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

The following graph shows a comparison from 2018 through 2023 of the cumulative total return for our common stock, the Russell 2000 Index and the Dow Jones US Electronic and Electrical Equipment Index. Our prior annual reports had included cumulative total return from the NASDAQ Electrical Components Index, however it is not included on this graph because the index has been discontinued. The comparisons in the graph are historical and are not intended to forecast or be indicative of possible future performance of our common stock.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among MicroVision, Inc., the Russell 2000 Index
and the Dow Jones US Electronic & Electrical Equipment Index

— MicroVision, Inc.   ···Δ··· Russell 2000   – ☆ – Dow Jones US Electronic & Electrical Equipment

Recent Sales of Unregistered Securities

On November 21, 2023, pursuant to subscription agreements dated as of November 14, 2023, between us and each of the purchasers, we sold in the aggregate 50,761 shares of our common stock, par value $0.001 per share ("Common Stock"), at $1.97 per share, for an aggregate purchase price of approximately $0.1 million. The purchasers consisted of our Chief Executive Officer, Chief Financial Officer, General Counsel and certain members of our Board of Directors.

On March 13, 2023, pursuant to a subscription agreement dated as of March 13, 2023, we sold to our Chief Executive Officer 100,000 shares of Common Stock, at $2.14 per share, for an aggregate purchase price of $0.2 million.

The sales of our Common Stock described above were each undertaken in reliance upon an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Section 4(a)(2).

ITEM 6.   RESERVED

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the related notes included in Part II, Item 8 of this Form 10-K. The following discussion focuses on the results of our operations for the year ended December 31, 2023 compared to the year ended December 31, 2022. Similar discussion of the results of our operations for the year ended December 31, 2022 compared to the year ended December 31, 2021 can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2022.

Overview

Currently, our development and commercialization efforts are focused primarily on automotive lidar and advanced driver-assistance systems (ADAS) markets where we can deliver safe mobility at the speed of life. Our integrated solution combines our lidar sensors, including our MEMS-based dynamic-range and flash-based short/mid-range, with perception software, to be integrated on our custom ASIC, targeted for sale to premium automotive OEMs and Tier 1 automotive suppliers.

Although automotive lidar is our priority now, we have developed solutions for Augmented Reality, Interactive Displays, and Consumer Lidars. In the recent past, our strategy had been to sell AR displays or components, Interactive Displays, or Consumer Lidars to original equipment manufacturers (OEMs) and original design manufacturers (ODMs) for incorporation into their products.

We have incurred substantial losses since inception and expect to incur a significant loss during the fiscal year ending December 31, 2024. We have funded operations to date primarily through the sale of common stock, convertible preferred stock, warrants, the issuance of convertible debt and, to a lesser extent, from development contract revenues, product sales and licensing activities. There can be no assurance that additional capital will be available or that, if available, it will be available on terms acceptable to us on a timely basis. We cannot be certain that we will succeed in commercializing our technology or products.

Key accounting policies and estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that materially affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities. We evaluate our estimates on a continuous basis. We base our estimates on historical data, terms of existing contracts, our evaluation of trends in the consumer display and 3D sensing industries, information provided by our current and prospective customers and strategic partners, information available from other outside sources and on various other assumptions we believe to be reasonable under the circumstances. The results form the basis for making judgments regarding the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following key accounting policies require significant judgments and estimates used in the preparation of our consolidated financial statements.

Business combination

Our business combination is accounted for under the acquisition method. We allocate the fair value of purchase consideration to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. The excess of the fair value of the underlying net assets acquired and liabilities assumed over the purchase consideration is included in bargain purchase gain in the Consolidated Statement of Operations. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets.

Intangible assets

Our intangible assets consist of acquired technology from the January 2023 Ibeo asset purchase and purchased patents. The estimated fair value of acquired technology was calculated through the income approach using the multi-period excess earnings and relief from royalty methodologies. The intangible assets are amortized using the straight-line method over their estimated period of benefit, ranging from one to seventeen years. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. Recoverability of these assets is measured by comparison of their carrying values to the projected undiscounted net cash flows associated with the related intangible assets or group of assets over their remaining lives. Measurement of an impairment loss for our intangible assets is based on the difference between the fair value of the asset and its carrying value.

Share-based compensation

We issue share-based compensation to employees in the form of stock options, restricted stock units (RSUs), and performance stock units (PSUs). We account for the share-based awards by recognizing the fair value of share-based compensation expense on a straight-line basis over the service period of the award, net of estimated forfeitures. The fair value of stock options is estimated on the grant date using the Black-Scholes option pricing model. The fair value of RSUs and non-executive PSUs is determined by the closing price of our common stock on the grant date or the period end date for the awards that are being measured by the service inception date. For performance-based awards, expense is recognized when it is probable the performance criteria will be achieved. If the likelihood becomes improbable that the performance criteria will be achieved, the expense is reversed. Executive PSUs that have market-based performance criteria are valued using a binomial option pricing model using the following inputs: stock price, volatility, and risk-free interest rates. Changes in estimated inputs or using other option valuation methods may result in materially different option values and share-based compensation expense.

Leases

Significant judgment may be required when determining whether a contract contains a lease, the length of the lease term, the allocation of the consideration in a contract between lease and non-lease components, and the determination of the discount rate included in our office lease. We review the underlying objective of each contract, the terms of the contract, and consider our current and future business conditions when making these judgments.

<u>Results of Operations</u>

YEAR ENDED DECEMBER 31, 2023 COMPARED TO YEAR ENDED DECEMBER 31, 2022.

Revenue

	2023	2022	$ change	% change
(In thousands)				
Revenue	$ 7,259	$ 664	6,595	993.2

Revenues are recognized when control of the promised goods or services are transferred to our customers, in an amount that reflects the consideration that we expect to receive in exchange for those goods or services. We recognize revenue either at a point in time, or over time, depending upon the characteristics of the individual contract. If control of the deliverable(s) transfers over time, the revenue is recognized in proportion to the transfer of control. If control passes to the customer only upon completion and transfer of the asset, revenue is recognized at the completion of the contract.

In April 2017, we signed a contract with Microsoft Corporation to develop an LBS display system; the contract terminated effective December 31,2023. Under the agreement, we received an upfront payment of $10.0 million. In March 2020, Microsoft took over production of components that we had been producing for them. As a result, beginning in March 2020, we earned a royalty on each component shipped approximately equal to the gross profit we would have earned if we had continued to produce and ship the components. The increase in revenue for the year ended December 31, 2023 compared to the same period in 2022 was primarily due to the recognition of the remaining $4.6 million of revenue as we believe the likelihood of further deliveries under the contract is remote. We do not expect to recognize any further revenue in connection with this contract.

The remaining increase in revenue during the twelve months ended December 31, 2023 compared to the prior year was primarily a result of customer contracts assumed in connection with our January 2023 acquisition of assets from Ibeo.

The revenue backlog during the twelve months ended December 31, 2023 was $3.1 million as compared to $0.0 million in 2022.

Cost of revenue

(In thousands)	2023		% of revenue	2022		% of revenue	$ change		% change
Cost of revenue	$	2,772	38.2	$	100	n/a	$	2,672	2,672.0

Cost of revenue includes the direct and allocated indirect costs of products and services sold to customers. Direct costs include labor, materials, reserves for estimated warranty expenses, and other costs incurred directly, or charged to us by our contract manufacturers, in the manufacture of these products. Indirect costs include labor, overhead, and other costs associated with operating our manufacturing capabilities. Overhead includes the costs of procuring, inspecting and storing material, facility and other costs, and is allocated to cost of revenue based on the proportion of indirect labor which supported revenue activities.

Cost of revenue can fluctuate significantly from period to period, depending on the product mix and volume, the level of overhead expense and the volume of direct material purchased. The increase in cost of revenue for the twelve months ended December 31, 2023 compared to the same period in 2022 was primarily due to the amortization of intangible assets obtained in the acquisition of Ibeo assets of $1.4 million. The increase in 2023 was also driven by materials and labor associated with the corresponding increase in revenue this year.

Research and development expense

(In thousands)	2023		2022		$ change		% change
Research and development expense	$	56,707	$	30,413	$	26,294	86.5

Research and development expense consists of compensation related costs of employees and contractors engaged in internal research and product development activities, direct material to support development programs, laboratory operations, outsourced development and processing work, and other operating expenses. We assign our research and development resources based on the business opportunity of the available projects, the skill mix of the resources available and the contractual commitments we have made to our customers. We believe that a substantial level of continuing research and development expenses will be required to further develop our scanning technology.

The increase in research and development expense during the year ended December 31, 2023 compared to the same period in 2022 was primarily due to the Ibeo acquisition that resulted in higher salary and benefits expenses as a result of increased headcount of $21.2 million, increased depreciation expenses of $1.6 million, increased facilities and information technology expenses of $1.6 million compared to the prior year.

Sales, marketing, general and administrative expense

(In thousands)	2023		2022		$ change		% change
Sales, marketing, general and administrative expense	$	36,689	$	24,041	$	12,648	52.6

Sales, marketing, general and administrative expense includes compensation and support costs for marketing, sales, management and administrative staff, and for other general and administrative costs, including legal and accounting services, consultants and other operating expenses.

The increase in sales, marketing, general and administrative expense during the year ended December 31, 2023 as compared to the same period in 2022 was primarily due to the Ibeo acquisition that resulted in increased salary and benefits expenses as a result of increased headcount of approximately $7.0 million, increased professional services of $1.3 million incurred in connection with the Ibeo acquisition, increased non-cash compensation expense of $1.1 million, increased depreciation expense of $1.1 million and increased purchased labor of $0.7 million.

Bargain purchase gain, net of tax

(In thousands)	2023	2022	$ change	% change
Bargain purchase gain, net of tax	$ 1,669	$ -	$ 1,669	-

During the twelve months ended December 31, 2023, we recorded a bargain purchase gain related to the acquisition of assets from Ibeo. The bargain purchase gain represents the excess of the fair value of the underlying net assets acquired and liabilities assumed over the purchase consideration paid in the transaction.

Other income (expense), net

(In thousands)	2023	2022	$ change	% change
Other income (expense), net	$ 5,510	$ 799	$ 4,711	589.6

The increase in other income during the twelve months ended December 31, 2023 compared to the same period in 2022 is due to a payment of $3.0 million as an incentive to terminate our previous building lease. The remainder of the increase is primarily due to income from investment securities.

Income taxes

During the years ended December 31, 2023 and 2022, we recognized tax expense of $1.1 million and $0.0 million, respectively, mainly related to income in foreign jurisdictions offset, partially offset by a deferred income tax benefit generated by the reduction to a deferred tax liability created as a result of the acquisition of Ibeo in Q2 2023. The change in income tax expense during the year ended December 31, 2023 was largely the result of profitability in foreign jurisdictions related to the Ibeo acquisition. As of December 31, 2023, we had net operating loss carryforwards of approximately $463.1 million for federal income tax reporting purposes. In addition, we have research and development tax credits of $10.1 million. During 2023, $23.1 million federal net operating losses and $0.3 million general business credits expired unused. A majority of the net operating loss carryforwards and research and development credits available to offset future taxable income, if any, will expire in varying amounts from 2024 to 2043, if not previously used.

In certain circumstances, as specified in the Internal Revenue Code, a 50% or more ownership change by certain combinations of our shareholders during any three-year period would result in a limitation on our ability to use a portion of our net operating loss carryforwards.

We recognize interest accrued and penalties related to unrecognized tax benefits in tax expense. We did not have any unrecognized tax benefits at December 31, 2023 or at December 31, 2022.

Liquidity and Capital Resources

We have incurred significant losses since inception. We have funded operations to date primarily through the sale of common stock, convertible preferred stock, warrants, the issuance of convertible debt and, to a lesser extent, from development contract revenues, product sales, and licensing activities. At December 31, 2023, we had $45.2 million in cash and cash equivalents and $28.6 million in investment securities. We also have approximately $19.0 million availability left on our existing $35.0 million ATM facility that was put in place in the third quarter of 2023. Based on our current operating plan for 2024 and beyond, we anticipate that we have sufficient cash and cash equivalents to fund our operations for at least the next 12 months.

Operating activities

Cash used in operating activities totaled $67.1 million during 2023, compared to $38.0 million in 2022. Cash used in operating activities resulted primarily from cash used to fund our net loss, after adjusting for non-cash charges such as share-based compensation, depreciation and amortization charges and changes in operating assets and liabilities. The changes in cash used in operating activities were primarily attributed to the Ibeo acquisition that resulted in increased operating expenses to support the development of our lidar sensors. During the second half of 2023, we made a payment of $3.1 million to our contract manufacturing partner in connection with the buildup of MOVIA sensor inventory for direct sales to both automotive and non-automotive customers. Moreover, we expect to make additional payments to this partner totaling approximately $6.2 million over the first six months of 2024 in line with agreed-upon deliveries.

Investing activities

Cash provided by investing activities totaled $21.8 million in 2023, compared to cash used in investing activities of $38.1 million in 2022. During the twelve months ended December 31, 2023, we purchased short-term investment securities totaling $41.7 million and sold short-term investment securities totaling $76.7 million. During the twelve months ended December 31, 2022, we purchased short-term investment securities totaling $90.2 million and sold short-term investment securities totaling $60.6 million. Purchases of property and equipment during the twelve months ended December 31, 2023 and 2022 were $2.0 million and $4.4 million, respectively. During the twelve months ended December 31, 2023, we made payments totaling $11.2 million related to the acquisition of Ibeo assets. We expect to make the final payment related to the Ibeo acquisition of approximately $3.0 million and we expect restricted cash of $3.3 million to be released from escrow to Ibeo during the first quarter of 2024. In 2022, operating funds advanced to Ibeo during the pre-closing period totaling $4.1 million were included in cash used in investing activities.

Financing activities

Cash provided by financing activities totaled $72.4 million in 2023, compared to $14.3 million in 2022. During the year ended December 31, 2022, we made principal payments under long-term debt totaling $0.4 million related to the loan under the Paycheck Protection Program of the 2020 CARES Act (PPP) administered by the Small Business Administration compared to $0.5 million in the prior year. Proceeds received from stock option exercises totaled $0.3 million during 2023 compared to $0.7 million during 2022.

The following is a list of our financing activities during 2023 and 2022.

- In August 2023, we entered into a $35.0 million ATM equity offering agreement with Craig-Hallum. Under the agreement, we are able, at our discretion, to offer and sell shares of our common stock having an aggregate value of up to $35.0 million through Craig-Hallum. As of December 31, 2023, we had completed sales under such sales agreement, having sold 6.1 million shares for net proceeds of $15.5 million. As of December 31, 2023, we have approximately $19.0 million available under this ATM agreement.
- In June 2023, we entered into a $45.0 million ATM equity offering agreement with Craig-Hallum. Under the agreement, we were able, at our discretion, to offer and sell shares of our common stock having an aggregate value of up to $45.0 million through Craig-Hallum. As of June 30, 2023, we had completed sales under such sales agreement, having sold 10.9 million shares for net proceeds of $43.9 million. No further shares are available for sales under this agreement.
- In June 2021, we entered into a $140.0 million ATM equity offering agreement with Craig-Hallum. Under the agreement we were able, at our discretion, to offer and sell shares of our common stock having an aggregate value of up to $140.0 million through Craig-Hallum. As of December 31, 2022, we had issued 8.3 million shares of our common stock for net proceeds of $81.8 million under this ATM agreement. During the quarter ended March 31, 2023, we issued 5.0 million shares of our common stock for net proceeds of $12.5 million under the agreement. The sales agreement was terminated in June 2023.

Our capital requirements will depend on many factors, including, but not limited to, the rate at which OEMs and other potential customers introduce products incorporating our technology and the market acceptance and competitive position of such products. Our ability to raise capital will depend on numerous factors, including the following:

- Perceptions of our ability to continue as a going concern;
- Market acceptance of products incorporating our technology;
- Changes in evaluations and recommendations by any securities analysts following our stock or our industry generally;
- Announcements by other companies in our industry;
- Changes in business or regulatory conditions;
- Announcements or implementation by our competitors of technological innovations or new products;
- The status of particular development programs and the timing of performance under specific development agreements;
- Economic and stock market conditions;
- The cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
- Our ability to establish cooperative development or licensing arrangements; or
- Other factors unrelated to our company or industry.

If we are successful in establishing OEM co-development arrangements, we may receive full or partial funding for certain non-recurring engineering costs for technology development and/or product development. Nevertheless, we expect our capital requirements to remain high as we expand our activities and operations with the objective of commercializing our technology.

Contractual obligations

The following table lists our contractual obligations as of December 31, 2023 (in thousands):

Contractual Obligations	Payments Due By Period				
	< 1 year	1-3 years	3-5 years	> 5 years	Total
Open purchase obligations *	$ 10,414	$ 320	$ -	$ -	$ 10,734
Minimum payments under finance leases	-	-	-	-	-
Minimum payments under operating leases+	2,951	6,819	6,686	8,527	24,983
	$ 13,365	$ 7,139	$ 6,686	$ 8,527	$ 35,717

* *Open purchase obligations represent commitments to purchase materials, capital equipment, maintenance agreements and other goods used in the normal operation of our business.*
+ *Minimum payments under operating leases included payments associated with the forward-starting lease of MicroVision GmbH with a target commencement date of August 1, 2024.*

Recent accounting pronouncements

See Note 2, "Summary of significant accounting policies," in the Notes to the consolidated financial statements found in Part II, Item 8 of this Form 10-K.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate and Market Liquidity Risks

As of December 31, 2023, all of our cash and cash equivalents have variable interest rates; however, we believe our exposure to market and interest rate risks is not material. Due to the generally short-term maturities of our investment securities, we believe that the market risk arising from our holdings of these financial instruments is not significant. We do not believe that inflation has had a material effect on our business, financial condition or results of operations; however, we do anticipate our labor costs to increase as a result of inflationary pressures.

Our investment policy generally directs that the investment managers should select investments to achieve the following goals: principal preservation, adequate liquidity, and return. As of December 31, 2023, our cash and cash equivalents are comprised of short-term highly rated (A rated securities and above) money market savings accounts and our short-term investments are comprised of highly rated corporate and government debt securities (A rated securities and above). The values of cash and cash equivalents and investment securities, available-for-sale as of December 31, 2023, are as follows (in thousands):

	Amount	Percent
Cash and cash equivalents	$ 45,167	61.2%
Less than one year	28,611	38.8
	$ 73,778	100.0%

Foreign Exchange Rate Risk

Our major contract and collaborative research and development agreements, product sales, and licensing activity payments are currently made in U.S. dollars or Euros. Changes in the relative value of the U.S. dollar to the Euro and other currencies may affect revenue and other operating results as expressed in U.S. dollars. In addition, our international subsidiary financial statements are denominated in Euros. As such, the consolidated financial statements will continue to remain subject to the impact of foreign currency translation as our international operations continue to expand. We may enter into foreign currency hedges to offset material exposure to currency fluctuations when we can adequately determine the timing and amounts of the exposure.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

29

To the Shareholders and the Board of Directors of
MicroVision, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MicroVision, Inc. (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive loss, shareholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and schedule (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 29, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Business Combination – Valuation of Acquired Intangible Assets

As described in Note 3 to the consolidated financial statements, the Company acquired certain net assets of Ibeo Automotive Systems (Ibeo), a lidar hardware and software provider based in Hamburg, Germany for total consideration of approximately EUR 20.0 million or $21.6 million, subject to settlement of working capital adjustments. The acquisition was accounted for as a business combination and included acquired intangible assets.

We identified the business combination, and in particular, the valuation of acquired intangible assets, as a critical audit matter because determining the fair value of acquired intangible assets required management to use complex valuation models based on underlying assumptions to estimate future cash flows. This, in turn, required significant and subjective auditor judgment, including the need to involve fair value specialists, in performing procedures and evaluating audit evidence obtained.

The primary procedures we performed to address this critical audit matter included:

● Testing the design, implementation, and operating effectiveness of internal controls over the valuation of acquired intangible assets, including controls surrounding the valuation methodology and selection of assumptions used in the determination of the fair value of acquired intangible assets.

● With the assistance of valuation specialists, testing the reasonableness of the valuation methodology, discount rate, royalty rate, contributory asset rate, internal rate of return, and weighted average cost of capital used to estimate the fair value of acquired intangible assets.

● Testing the significant assumptions used to estimate future cash flows by testing the underlying data to supporting the assumptions and comparing the assumptions to industry trends and subsequent results to evaluate the reasonableness of management's estimates as of the date of the acquisition.

/s/ Moss Adams LLP

Seattle, Washington
February 29, 2024

We have served as the Company's auditor since 2012.

MicroVision, Inc.
Consolidated Balance Sheets
(In thousands)

	December 31, 2023	December 31, 2022
Assets		
Current assets		
Cash and cash equivalents	$ 45,167	$ 20,536
Investment securities, available-for-sale	28,611	62,173
Restricted cash, current	3,263	-
Accounts receivable, net of allowances	949	-
Inventory	3,874	1,861
Advance to Ibeo	-	4,132
Other current assets	4,890	2,306
Total current assets	86,754	91,008
Property and equipment, net	9,032	6,830
Operating lease right-of-use asset	13,758	14,579
Restricted cash, net of current portion	961	1,418
Intangible assets, net	17,235	75
Other assets	1,895	1,086
Total assets	$ 129,635	$ 114,996
Liabilities and shareholders' equity		
Current liabilities		
Accounts payable	$ 2,271	$ 2,061
Accrued liabilities	8,640	2,058
Accrued liability for Ibeo business combination	6,300	-
Contract liabilities	300	4,601
Current portion of operating lease liability	2,323	1,846
Current portion of finance lease obligations	-	21
Other current liabilities	669	839
Total current liabilities	20,503	11,426
Operating lease liability, net of current portion	12,714	13,829
Other long-term liabilities	614	-
Total liabilities	33,831	25,255
Commitments and contingencies (Note 13)		
Shareholders' equity		
Preferred stock, par value $0.001; 25,000 shares authorized; zero and zero shares issued and outstanding, respectively	-	-
Common stock, par value $0.001; 310,000 shares authorized; 194,736 and 170,503 shares issued and outstanding at December 31, 2023 and 2022, respectively	195	171
Additional paid-in capital	860,765	772,221
Accumulated other comprehensive gain (loss)	210	(127)
Accumulated deficit	(765,366)	(682,524)
Total shareholders' equity	95,804	89,741
Total liabilities and shareholders' equity	$ 129,635	$ 114,996

The accompanying notes are an integral part of these consolidated financial statements

MicroVision, Inc.
Consolidated Statements of Operations
(In thousands, except per share data)

		Year Ended December 31,				
		2023		**2022**		**2021**
Revenue	$	7,259	$	664	$	2,500
Cost of revenue		2,772		100		2
Gross profit		4,487		564		2,498
Research and development expense		56,707		30,413		24,111
Sales, marketing, general and administrative expense		36,689		24,041		22,256
Gain on disposal of fixed assets		(34)		-		-
Total operating expenses		93,362		54,454		46,367
Loss from operations		(88,875)		(53,890)		(43,869)
Bargain purchase gain, net of tax		1,669		-		-
Gain on debt extinguishment		-		-		692
Other income (expense), net		5,510		799		(23)
Net loss before taxes	$	(81,696)	$	(53,091)	$	(43,200)
Income tax expense		(1,146)		-		-
Net loss	$	(82,842)	$	(53,091)	$	(43,200)
Net loss per share - basic and diluted	$	(0.45)	$	(0.32)	$	(0.27)
Weighted-average shares outstanding - basic and diluted		182,802		165,958		160,662

The accompanying notes are an integral part of these consolidated financial statements.

32

Consolidated Statements of Comprehensive Loss
(In thousands)

	Year Ended December 31,					
		2023		2022		2021
Net loss	$	(82,842)	$	(53,091)	$	(43,200)
Other comprehensive loss						
Unrealized gain (loss) on investment securities, available-for-sale		153		(108)		(19)
Unrealized gain on translation		184		-		-
Comprehensive loss	$	(82,505)	$	(53,199)	$	(43,219)

The accompanying notes are an integral part of these consolidated financial statements.

MicroVision, Inc.
Consolidated Statements of Shareholders' Equity (Deficit)
(In thousands)

	Common Stock		Additional paid-in capital	Subscriptions receivable	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders' equity (deficit)
	Shares	Par value					
Balance at December 31, 2020	152,926	153	601,224	(6,135)	-	(586,233)	9,009
Share-based compensation expense	2,365	2	15,282	-	-	-	15,284
Exercise of options	1,518	2	2,652	-	-	-	2,654
Sales of common stock, net of issuance costs	7,554	7	122,884	6,135	-	-	129,026
Net loss	-	-	-	-	-	(43,200)	(43,200)
Other comprehensive loss	-	-	-	-	(19)	-	(19)
Balance at December 31, 2021	164,363	164	742,042	-	(19)	(629,433)	112,754
Share-based compensation expense	1,294	1	15,460	-	-	-	15,461
Exercise of options	525	1	725	-	-	-	726
Sales of common stock, net of issuance costs	4,321	5	13,994		-	-	13,999
Net loss	-	-	-	-	-	(53,091)	(53,091)
Other comprehensive loss	-	-	-	-	(108)	-	(108)
Balance at December 31, 2022	170,503	$ 171	$ 772,221	$ -	(127)	$ (682,524)	$ 89,741
Share-based compensation expense	1,946	2	16,139	-	-	-	16,141
Exercise of options	191	-	175	-	-	-	175
Sales of common stock, net of issuance costs	22,096	22	72,230	-	-	-	72,252
Net loss	-	-	-	-	-	(82,842)	(82,842)
Other comprehensive gain	-	-	-	-	337	-	337
Balance at December 31, 2023	194,736	$ 195	$ 860,765	$ -	210	$ (765,366)	$ 95,804

The accompanying notes are an integral part of these consolidated financial statements.

MicroVision, Inc.
Consolidated Statements of Cash Flows
(In thousands)

	Year Ended December 31, 2023	2022	2021
Cash flows from operating activities			
Net loss	$ (82,842)	$ (53,091)	$ (43,200)
Adjustments to reconcile net loss to net cash used in operations:			
Depreciation and amortization	7,864	2,246	1,464
Impairment of property and equipment	12	64	882
Bargain purchase gain	(1,669)	-	-
Gain on disposal of fixed assets	(34)		
Share-based compensation expense	16,141	15,461	15,284
Non-cash interest income	-	-	(10)
Inventory write-downs	76	87	48
Net accretion of premium on short-term investments	(1,275)	21	86
Gain on debt extinguishment	-	-	(692)
Change in:			
Accounts receivable	(949)	-	-
Inventory	(892)	(168)	(1,828)
Other current and non-current assets	(2,096)	(217)	(2,552)
Accounts payable	942	(1,737)	2,520
Accrued liabilities	6,571	888	675
Contract liabilities and other current liabilities	(6,452)	(293)	(1,319)
Operating lease liabilities	(2,500)	(1,280)	(762)
Other long-term liabilities	13	-	-
Net cash used in operating activities	(67,090)	(38,019)	(29,404)
Cash flows from investing activities			
Sales of investment securities	76,700	60,576	-
Purchases of investment securities	(41,710)	(90,158)	(32,825)
Purchases of property and equipment	(1,935)	(4,359)	(2,493)
Advance to Ibeo	-	(4,132)	-
Cash paid for Ibeo business combination	(11,233)	-	-
Net cash provided by (used in) investing activities	21,822	(38,073)	(35,318)
Cash flows from financing activities			
Principal payments under finance leases	(21)	(26)	(28)
Principal payments under long-term debt	-	(392)	(488)
Payments received on subscriptions receivable	-	-	6,135
Proceeds from stock option exercises	175	726	2,654
Net proceeds from issuance of common stock	72,284	13,999	122,891
Net cash provided by financing activities	72,438	14,307	131,164
Effect of exchange rate changes on cash and cash equivalents	267	-	-
Change in cash, cash equivalents, and restricted cash	27,437	(61,785)	66,442
Cash, cash equivalents, and restricted cash at beginning of period	21,954	83,739	17,297
Cash, cash equivalents, and restricted cash at end of period	$ 49,391	$ 21,954	$ 83,739
Supplemental schedule of non-cash investing and financing activities			
Non-cash additions to property and equipment	$ -	$ 764	$ 550
Accrued liability for Ibeo business combination	$ 6,300	$ -	$ -
Acquisition of right-to-use asset operating lease	$ 1,338	$ 10,184	$ 5,097
Accrued financing fees	$ (32)	$ -	$ -
Currency gain in translation	$ 184	$ -	$ -
Unrealized gain in investment securities, available-for-sale	$ 153	$ (108)	$ (19)

The following table provides a reconciliation of the cash, cash equivalents, and restricted cash balances as of December 31, 2023, 2022 and 2021:

	Year Ended December 31, 2023	2022	2021
Cash and cash equivalents	$ 45,167	$ 20,536	$ 82,647
Restricted cash	4,224	1,418	1,092
Cash, cash equivalents and restricted cash	$ 49,391	$ 21,954	$ 83,739

The accompanying notes are an integral part of these consolidated financial statements.

1. THE COMPANY AND LIQUIDITY

MicroVision, Inc. is developing and commercializing lidar sensors and software to be used in automotive safety and autonomous driving applications. Our dynamic-range lidar sensor uses our pioneering laser beam scanning (LBS) technology. Our LBS technology is based on our patented expertise in systems that include micro-electrical mechanical systems (MEMS), laser diodes, opto-mechanics, electronics, algorithms and software, and how those elements are packaged into a small form factor. This lidar sensor also utilizes edge computing and machine intelligence as part of the solution. Though automotive lidar is our priority now, we have developed solutions for Augmented Reality, Interactive Displays, and Consumer Lidars.

In the recent past, our strategy had been to sell AR displays or components, Interactive Displays, or Consumer Lidars to OEMs and ODMs for incorporation into their products. In fiscal years 2021 and 2022, our sole customer was Microsoft Corporation; in 2023, this customer accounted for a significant portion of our total revenue. Our arrangement with this customer generated royalty income; however, the volume of sales and resulting royalties from that arrangement were not significant. A few years ago, we shifted our focus to increase the value of the Company by completing development of our 1st Generation long-range lidar module to a level that would be ready to scale in the market. We believe our technology and designs for automotive lidar can be successful in the market, and our solutions will have features and performance that exceed those of competitors and will provide a sustainable strategic advantage in the market.

We completed the acquisition of Ibeo Automotive Systems GmbH ("Ibeo") assets on January 31, 2023 pursuant to the terms and subject to the conditions of the Asset Purchase Agreement, dated December 1, 2022, and amended as of January 31, 2023, by and between our wholly owned subsidiary, MicroVision GmbH organized under the laws of The Federal Republic of Germany, and Ibeo for a purchase price of EUR 15.0 million, or approximately $16.3 million, subject to potential reduction on the terms set forth in the Asset Purchase Agreement. Pursuant to the Asset Purchase Agreement, the purchase price also included advanced funds to Ibeo so that it could continue its operations while in insolvency during the period between signing and closing. Specifically, we advanced to Ibeo EUR 3.9 million, or approximately $4.1 million in December 2022; EUR 2.7 million, or approximately $3.0 million in January 2023; and EUR 0.6 million, or approximately $0.7 million in February 2023 shortly after the closing. These fund advances included amounts related to headcount reductions carried out by Ibeo management, decreasing the number of employees to transfer in connection with the acquisition to approximately 250 employees. These headcount reduction costs of EUR 2.3 million, or approximately $2.5 million, were reimbursed to MicroVision by way of deduction from the purchase price in accordance with the Asset Purchase Agreement.

We have incurred significant losses since inception and expect to incur a significant loss during the fiscal year ending December 31, 2024. We have funded our operations to date primarily through the sale of common stock, convertible preferred stock, warrants, the issuance of convertible debt and, to a lesser extent, from development contract revenues, product sales and licensing activities.

At December 31, 2023, we had total liquidity of $73.8 million including $45.2 million in cash and cash equivalents and $28.6 million in short-term investment securities. As of December 31, 2023, we have approximately $19.0 million available under an existing ATM agreement. Based on our current operating plan, we anticipate that we have sufficient cash and cash equivalents to fund our operations for at least the next 12 months. We will require additional capital to fund our operating plan past that time. We will seek to obtain additional capital through the issuance of equity or debt securities, product sales and/or licensing activities. There can be no assurance that any such efforts to obtain additional capital would be successful.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles of the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from our estimates. We have identified the following areas where estimates and assumptions have been made in preparing the financial statements: business combinations, valuation of intangibles, revenue recognition, inventory valuation, valuation of share-based payments, income taxes, depreciable lives assessment and related disclosure of contingent assets and liabilities.

Cash and cash equivalents and fair value of financial instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the authoritative guidance establishes a three level fair value inputs hierarchy, and requires an entity to maximize the use of observable valuation inputs and minimize the use of unobservable inputs. We use market data, assumptions and risks we believe market participants would use in measuring the fair value of the asset or liability, including the risks inherent in the inputs and the valuation techniques.

Our financial instruments include cash and cash equivalents, investment securities, accounts receivable, accounts payable and accrued liabilities. The carrying value of our financial instruments approximates fair value due to their short maturities. Our cash equivalents are comprised of short-term highly rated (A rated securities and above) money market savings accounts.

Our short-term investment securities are primarily debt securities. The Company has classified its entire investment portfolio as available-for-sale. Available-for-sale securities are stated at fair value with unrealized gains and losses included in other comprehensive income (loss). Dividend and interest income are recognized when earned. Realized gains and losses are presented separately on the income statement.

Principles of Consolidation

The consolidated financial statements include the accounts of MicroVision, Inc. and MicroVision GmbH. MicroVision GmbH is a wholly owned subsidiary of MicroVision, Inc. All material intercompany accounts and transactions have been eliminated in consolidation.

Business Combination

Our business combination is accounted for under the acquisition method. We allocate the fair value of purchase consideration to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. The excess of the fair value of the underlying net assets acquired and liabilities assumed over the purchase consideration is included in bargain purchase gain in the Consolidated Statement of Operations. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets.

Foreign Currency Translation

The functional currency for our German operation is the Euro, which represents the currency of its primary economic environment. The results of operations for the German operation are translated from the local currency into U.S. dollars using the average exchange rates during each period. All assets and liabilities are translated using exchange rates at the end of each period, with foreign currency translation adjustments included as a component of other comprehensive loss. All equity transactions and certain assets are translated using historical rates. The consolidated financial statements are presented in U.S. dollars.

Segment Information

We determine operating segments based on how our chief operating decision maker ("CODM") manages the business, makes operating decisions around the allocation of resources, and evaluates operating performance. Our CODM is our Executive Management team, who reviews our operating results on a consolidated basis. We operate as one segment, which relates to sale and servicing of lidar hardware and software. The profitability of our product group is not a determining factor in allocating resources and the CODM does not evaluate profitability below the level of the consolidated company.

Inventory

Inventory consists of raw materials, work in process and finished goods assemblies. Inventory is computed using the first-in, first-out (FIFO) method and is stated at the lower of cost and net realizable value. Management periodically assesses the need to account for obsolescence of inventory and adjusts the carrying value of inventory to its net realizable value when required.

Intangible assets

Our intangible assets consist of acquired technology from the January 2023 Ibeo asset purchase and purchased patents. As part of the Ibeo asset acquisition, we acquired primarily two intangible assets in the form of Perception software and Reference software with a useful life of 15 years and 8 years, respectively. The estimated fair value of acquired technology was calculated through the income approach using the multi-period excess earnings and relief from royalty methodologies. The intangible assets are amortized using the straight-line method over their estimated period of benefit, ranging from one to seventeen years. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. Recoverability of these assets is measured by comparison of their carrying values to the projected undiscounted net cash flows associated with the related intangible assets or group of assets over their remaining lives. Measurement of an impairment loss for our intangible assets is based on the difference between the fair value of the asset and its carrying value.

Property and equipment

Property and equipment is stated at cost and depreciated over the estimated useful lives of the assets (two to five years) using the straight-line method. Our property and equipment may include assets related to future product lines. As our production needs change, we periodically assess the remaining estimated useful life of our production equipment. If necessary, we adjust the depreciation on our production equipment to reflect the remaining estimated useful life. Leasehold improvements are depreciated over the shorter of estimated useful lives or the lease term. Costs for repairs and maintenance are charged to expense as incurred and expenditures for major improvements are capitalized at cost. Gains or losses on the disposition of assets are reflected in the income statements at the time of disposal.

Restricted cash

Restricted cash, current includes $3.3 million related to the Ibeo asset acquisition that has been withheld from the Purchase Price and held in escrow for a maximum period of 13 months post-Closing as partial security for potential claims arising out of or in connection with the Asset Purchase Agreement.

In addition, as of December 31, 2023 and 2022, restricted cash, net of current portion was in money market savings accounts and serves as collateral for irrevocable letters of credit related to our facility lease agreements. The restricted cash balance at December 31, 2023 includes $0.7 million related to a letter of credit that was issued in connection with a lease agreement entered into in September 2021 for our company headquarters in Redmond, Washington. The new lease commenced on December 1, 2022, and the required balance of the letter credit periodically decreases over the term of the 120-month lease. The restricted cash balance also includes $0.3 million related to a letter of credit that was issued in connection with a lease agreement entered into in September 2021 for our general office and lab space in Redmond, Washington, and the required balance of the letter of credit periodically decreases over the term of the 120-month lease.

Leases

We determine if an arrangement is a lease at inception. On our balance sheet, our office lease is included in Operating lease right-of-use (ROU) asset, Current portion of operating lease liability and Operating lease liability, net of current portion. On our balance sheet, finance leases are included in Property and equipment, Current portion of finance lease obligations and Finance lease obligations, net of current portion.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. For leases that do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. We use the implicit rate when readily determinable. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Significant judgment may be required when determining whether a contract contains a lease, the length of the lease term, the allocation of the consideration in a contract between lease and non-lease components, and the determination of the discount rate included in our office lease. We review the underlying objective of each contract, the terms of the contract, and consider our current and future business conditions when making these judgments.

Revenue recognition

The following is a description of principal activities from which we generate revenue. Revenues are recognized when control of the promised goods or services are transferred to our customers, in an amount that reflects the consideration that we expect to receive in exchange for those goods or services. We generate all of our revenue from contracts with customers.

We evaluate contracts based on the 5-step model as stated in Topic 606 as follows: (i) identify the contract, (ii) identify the performance obligations, (iii) determine the transaction price, (iv) allocate the transaction price, and (v) recognize revenue when (or as) performance obligations are satisfied.

A contract contains a promise (or promises) to transfer goods or services to a customer. A performance obligation is a promise (or a group of promises) that is distinct, as defined in the revenue standard.

The transaction price is the amount of consideration an entity expects to be entitled to from a customer in exchange for providing the goods or services. A number of factors should be considered to determine the transaction price, including whether there is variable consideration, a significant financing component, noncash consideration, or amounts payable to the customer. The determination of variable consideration will require a significant amount of judgment. In estimating the transaction price we will use either the expected value method or the most likely amount method.

The transaction price is allocated to the separate performance obligations in the contract based on relative standalone selling prices. Determining the relative standalone selling price can be challenging when goods or services are not sold on a standalone basis. The revenue standard sets out several methods that can be used to estimate a standalone selling price when one is not directly observable. Allocating discounts and variable consideration must also be considered. Allocating the transaction price can require significant judgement on our part.

Revenue is recognized when (or as) the customer obtains control of the good or service/performance obligations are satisfied. Topic 606 provides guidance to help determine if a performance obligation is satisfied at a point in time or over time. Where a performance obligation is satisfied over time, the related revenue is also recognized over time.

Product revenue

We sell our products to customers under a contract or by purchase order. We consider the sale of each individual item to be one performance obligation. The transaction price is generally either at stated product price per quantity or at a fixed amount at contract inception. Revenue is recognized under Topic 606 when the product is shipped to the customer because control passes to the customer at the point of shipment. Our product sales generally include acceptance provisions, however, because we generally can objectively determine that we have met agreed-upon customer specifications prior to shipment, control of the item passes at the time of shipment.

License and royalty revenue

We recognize revenue on upfront license fees at a point in time if the nature of the license granted is a right-to-use license, representing functional intellectual property with significant standalone functionality. If the nature of the license granted is a right-to-access license, representing symbolic intellectual property, which excludes significant standalone functionality, we recognize revenue over the period of time we have ongoing obligations under the agreement. We will recognize revenue from sales-based royalties on the basis of the quarterly reports provided by our customer as to the number of royalty-bearing products sold or otherwise distributed. In the event that reports are not received, we will estimate the number of royalty-bearing products sold by our customers.

Contract revenue

Our contract revenue in a particular period is dependent upon when we enter into a contract, the value of the contracts we have entered into, and the availability of technical resources to perform work on the contracts. We recognize contract revenue either at a point in time, or over time, depending upon the characteristics of the individual contract. If control of the deliverable(s) occur over time, the revenue is recognized in proportion to the transfer of control. If control passes to the customer only upon completion and transfer of the asset, revenue is recognized at the completion of the contract. In contracts that include significant customer acceptance provisions, we recognize revenue only upon acceptance of the deliverable(s).

We identify each performance obligation in our development contracts at contract inception. The contracts generally include product development and customization specified by the customer. In contracts with multiple performance obligations, we identify each performance obligation and evaluate whether the performance obligations are distinct within the context of the contract. Performance obligations that are not distinct at contract inception are combined.

Our development contracts are primarily fixed-fee contracts. If control of deliverables occurs over time, we recognize revenue on fixed fee contracts on the proportion of total cost expended (under Topic 606, the 'input method') to the total cost expected to complete the contract performance obligation. For contracts that require the input method for revenue recognition, the determination of the total cost expected to complete the performance obligations on fixed fee contracts involves significant judgment. We incorporate revisions to hour and cost estimates when the causal facts become known.

Cost of product revenue

Cost of product revenue includes the direct and allocated indirect costs of products sold to customers. Direct costs include labor, materials, reserves for estimated warranty expenses, and other costs incurred directly, or charged to us by our contract manufacturers in the manufacture of these products. Indirect costs include labor, manufacturing overhead, and other costs associated with operating our manufacturing capabilities and capacity. Manufacturing overhead includes the costs of procuring, inspecting and storing material, facility and other costs, and is allocated to cost of product revenue based on the proportion of indirect labor which supported production activities. The cost of product revenue can fluctuate significantly from period to period, depending on the product mix and volume, the level of manufacturing overhead expense and the volume of direct material purchased.

Cost of contract revenue

Cost of contract revenue includes both the direct and allocated indirect costs of performing on contracts and producing prototype units and evaluation kits. Direct costs include labor, materials and other costs incurred directly in producing prototype units and evaluation kits or performing on a contract. Indirect costs include labor and other costs associated with operating our research and development department and building our technical capabilities and capacity. Cost of contract revenue is determined by the level of direct and indirect costs incurred, which can fluctuate substantially from period to period.

Our overhead, which includes the costs of procuring, inspecting and storing material, and facility and depreciation costs, is allocated to inventory, cost of product revenue, cost of contract revenue, and research and development expense based on the level of effort supporting production or research and development activity.

Concentration of credit risk and major customers and suppliers

Concentration of credit risk

Financial instruments that potentially subject us to a concentration of credit risk are primarily cash equivalents and accounts receivable. We typically do not require collateral from our customers. As of December 31, 2023, our cash and cash equivalents are comprised of short-term highly rated (A rated securities and above) money market savings accounts.

Concentration of major customers and suppliers

In 2023, one commercial customer ("Customer A") accounted for $4.6 million in revenue, representing 63% of our total revenue, a second commercial customer accounted for $0.8 million in revenue, representing 11% of our total revenue and a third commercial customer accounted for $0.4 million in revenue, representing 5% of our total revenue. In 2022, Customer A accounted for $0.7 million in revenue, representing 100% of our total revenue. No revenue was recognized from Customer A during the second half of 2022 or the first three quarters of 2023 as no shipments of our components were reported by the customer during that period. In 2021, Customer A accounted for $2.5 million in revenue, representing 100% of our total revenue. Subsequent to fiscal year 2023, we do not expect to recognize further revenue from Customer A, which will negatively affect our future revenue.

Typically, a significant concentration of our components and the products we have sold are manufactured and obtained from single or limited-source suppliers. The loss of any single or limited-source supplier, the failure of any of these suppliers to perform as expected, or the disruption in the supply chain of components from these suppliers could subject us to risks and uncertainties including, but not limited to, increased cost of sales, possible loss of revenues, or significant delays in product development or product deliveries, any of which could adversely affect our financial condition and operating results.

Income taxes

Deferred tax assets and liabilities are recorded for differences between the financial statement and tax bases of the assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is recorded for the amount of income tax payable for the period increased or decreased by the change in deferred tax assets and liabilities during the period.

Net loss per share

Basic net loss per share is calculated using the weighted-average number of common shares outstanding during the periods. Net loss per share, assuming dilution, is calculated using the weighted-average number of common shares outstanding and the dilutive effect of all potentially dilutive securities, including common stock equivalents and convertible securities. Net loss per share, assuming dilution, is equal to basic net loss per share because the effect of dilutive securities outstanding during the periods, including options and warrants computed using the treasury stock method, is anti-dilutive.

The components of basic and diluted net loss per share were as follows (in thousands, except loss per share data):

	Year Ended December 31,		
	2023	**2022**	**2021**
Numerator:			
Net loss available for common shareholders	$ (82,842)	$ (53,091)	$ (43,200)
Denominator:			
Weighted-average common shares outstanding	182,802	165,958	160,662
Net loss per share - basic and diluted	$ (0.45)	$ (0.32)	$ (0.27)

During each of the years ended December 31, 2023, 2022 and 2021, we excluded the following securities from net loss per share as the effect of including them would have been anti-dilutive. The shares shown represent the number of shares of common stock which would be issued upon conversion in the respective years shown below (in thousands):

	Year Ended December 31,		
	2023	**2022**	**2021**
Options outstanding	752	945	1,533
Nonvested restricted stock units	9,983	8,866	2,625
	10,735	9,811	4,158

Research and development

Research and development expense consists of compensation related costs of employees and contractors engaged in internal research and product development activities, direct material to support development programs, laboratory operations, outsourced development and processing work, and other operating expenses. We assign our research and development resources based on the business opportunity of the available projects, the skill mix of the resources available and the contractual commitments we have made to our customers. Research and development costs are expensed as incurred. We believe that a substantial level of continuing research and development expense will be required to further develop our technology.

Share-based compensation

We issue share-based compensation to employees in the form of restricted stock units (RSUs), and performance stock units (PSUs) and stock options. We account for the share-based awards by recognizing the fair value of share-based compensation expense on a straight-line basis over the service period of the award, net of estimated forfeitures. The fair value of RSUs and non-executive PSUs is determined by the closing price of our common stock on the grant date. For performance-based awards, expense is recognized when it is probable the performance criteria will be achieved. If the likelihood becomes improbable that the performance criteria will be achieved, the expense is reversed. Executive PSUs that have market-based performance criteria are valued using a binomial option pricing model using the following inputs: stock price, volatility, and risk-free interest rates. Changes in estimated inputs or using other option valuation methods may result in materially different option values and share-based compensation expense. The fair value of stock options is estimated on the grant date using the Black-Scholes option pricing model.

The following table summarizes the amount of share-based compensation expense by line item on the Statement of Operations (in thousands):

	Year Ended December 31,		
	2023	2022	2021
Research and development expense	6,531	6,933	6,125
Sales, marketing, general and administrative expense	9,610	8,528	9,159
	$ 16,141	$ 15,461	$ 15,284

Reclassifications

Certain reclassifications have been made to prior year financial statements to conform to classifications used in the current year. These reclassifications had no impact on net loss, shareholders' equity or cash flows, as previously reported.

3. BUSINESS COMBINATION

On January 31, 2023, we completed the acquisition of certain net assets of Ibeo, a lidar hardware and software provider based in Hamburg, Germany. The purpose of the acquisition was to acquire certain Ibeo assets, primarily intellectual property, and personnel, to enable us to expand our technology and product portfolio and diversify our revenue profile.

Total consideration related to this transaction was approximately EUR 20.0 million or $21.6 million, consisting of approximately (i) EUR 7.0 million or $7.6 million in cash paid at closing, (ii) EUR 6.6 million or $7.1 million in cash advanced to Ibeo prior to closing, (iii) EUR 3.0 million or $3.3 million held in escrow for 13 months to be available to cover properly established claims by MicroVision, (iv) EUR 0.6 million or $0.7 million in costs paid on behalf of the seller, and (v) EUR 2.7 million or approximately $3.0 million after calculating the deduction in purchase price agreed between both the parties. The remaining balance of approximately EUR 2.7 million is expected to be paid during the first quarter of 2024. In addition, we incurred $0.6 million of acquisition-related costs associated with the acquisition during the twelve months ended December 31, 2023, which were included in Sales, marketing, general and administrative expense. We incurred $0.5 million of acquisition-related costs associated with the acquisition during the three twelve months ended December 31, 2022.

The accrued liability for Ibeo business combination on our balance sheet in the amount of $6.3 million includes $3.3 million that was withheld from the Purchase Price and held in escrow for a maximum period of 13 months post-Closing as partial security for potential claims arising out of or in connection with the Asset Purchase Agreement is intended to be released and $3.0 million holdback amount that is expected to be paid in first quarter of 2024.

The transaction has been accounted for as a business combination. The results of operations for the acquisition are included in our consolidated financial statements from the date of acquisition onwards.

The following table summarizes the final purchase price allocation to assets acquired and liabilities assumed (in thousands):

	Amount	Weighted Average Useful Life (in years)
Purchase consideration:		
Cash paid at closing(1)	$ 8,245	
Payable to Ibeo(2)	6,246	
Advances to Ibeo(3)	7,120	
Total purchase consideration	$ 21,611	
Inventory	$ 1,197	
Other current assets	703	
Operating lease right-of-use asset	234	
Property and equipment, net	5,330	
Intangible assets:		
Acquired technology	17,987	13
Order backlog	26	1
Contract liabilities	(1,178)	
Operating lease liabilities	(234)	
Deferred tax liabilities	(785)	
Total identifiable net assets	$ 23,280	
Bargain purchase gain(4)	(1,669)	

(1) Represents $7.6 million in cash paid at closing and $0.7 million in cash paid shortly after close.
(2) Recorded as accrued liability to Ibeo in our consolidated balance sheet. Pursuant to the terms of the Asset Purchase Agreement, $3.3 million will be withheld from the Purchase Price and held in escrow for a maximum period of 13 months post-closing as partial security for potential claims arising out of or in connection with the Asset Purchase Agreement and $3.0 million holdback amount is expected to be paid in first quarter of 2024.
(3) Represents $4.1 million and $3.0 million in cash advanced to Ibeo in December 2022 and January 2023, respectively.
(4) The bargain purchase gain represents the excess of the fair value of the underlying net assets acquired and liabilities assumed over the purchase consideration and is included in bargain purchase gain in the Consolidated Statement of Operations. The bargain purchase gain was attributable to the negotiation process with Ibeo during its insolvency proceedings resulting in cash consideration paid being less than the fair value of the net assets acquired.

The estimated fair value of acquired technology was calculated through the income approach using the multi-period excess earnings and relief from royalty methodologies. The estimated fair value of the order backlog was calculated through the income approach using the multi-period excess earnings methodology.

Supplemental Unaudited Pro Forma Information

The below unaudited pro forma financial information summarizes the combined results of operations for the Company and Ibeo as if the acquisition had been completed on January 1, 2022. The unaudited pro forma information presented below is for informational purposes only and is not necessarily indicative of our consolidated results of operations of the combined business had the acquisition actually occurred at the beginning of fiscal year 2022 or the results of our future operations of the combined businesses. Nonrecurring pro forma adjustments include:

- Recognition of the bargain purchase gain as if incurred in the first quarter of 2022;
- Acquisition-related costs of $1.1 million are assumed to have been incurred on January 1, 2022.

The following table summarizes the unaudited pro forma results (in thousands):

| | Year Ended December 31, | |
	2023	2022
Total revenue	$ 7,808	6,957
Net loss	(80,243)	(115,786)

4. REVENUE RECOGNITION

The following is a description of principal activities from which we generate revenue. Revenues are recognized when control of the promised goods or services are transferred to our customers, in an amount that reflects the consideration that we expect to receive in exchange for those goods or services. We generate all of our revenue from contracts with customers.

We evaluate contracts based on the 5-step model as stated in Topic 606 as follows: (i) identify the contract, (ii) identify the performance obligations, (iii) determine the transaction price, (iv) allocate the transaction price, and (v) recognize revenue when (or as) performance obligations are satisfied.

A contract contains a promise (or promises) to transfer goods or services to a customer. A performance obligation is a promise (or a group of promises) that is distinct, as defined in the revenue standard.

The transaction price is the amount of consideration an entity expects to be entitled to from a customer in exchange for providing the goods or services. A number of factors should be considered to determine the transaction price, including whether there is variable consideration, a significant financing component, noncash consideration, or amounts payable to the customer. The determination of variable consideration will require a significant amount of judgment. In estimating the transaction price we will use either the expected value method or the most likely amount method.

The transaction price is allocated to the separate performance obligations in the contract based on relative standalone selling prices. Determining the relative standalone selling price can be challenging when goods or services are not sold on a standalone basis. The revenue standard sets out several methods that can be used to estimate a standalone selling price when one is not directly observable. Allocating discounts and variable consideration must also be considered. Allocating the transaction price can require significant judgement on our part.

Revenue is recognized when (or as) the customer obtains control of the good or service/performance obligations are satisfied. Topic 606 provides guidance to help determine if a performance obligation is satisfied at a point in time or over time. Where a performance obligation is satisfied over time, the related revenue is also recognized over time.

Disaggregation of revenue

The following table provides information about disaggregated revenue by timing of revenue recognition, (in thousands):

	Year Ended December 31, 2023				
	Product revenue	**License and royalty revenue**	**Contract revenue**		**Total**
Timing of revenue recognition:					
Products transferred at a point in time	$ 1,019	4,888	1,106	$	7,013
Product and services transferred over time	-	-	246		246
Total	$ 1,019	$ 4,888	$ 1,352	$	7,259

	Year Ended December 31, 2022				
	Product revenue	**License and royalty revenue**	**Contract revenue**		**Total**
Timing of revenue recognition:					
Products transferred at a point in time	$ -	$ 664	$ -	$	664
Product and services transferred over time	-	-	-		-
Total	$ -	$ 664	$ -	$	664

	Year Ended December 31, 2021				
	Product revenue	**License and royalty revenue**	**Contract revenue**		**Total**
Timing of revenue recognition:					
Products transferred at a point in time	$ -	$ 2,500	$ -	$	2,500
Product and services transferred over time	-	-	-		-
Total	$ -	$ 2,500	$ -	$	2,500

Contract balances

The following table provides information about receivables, contract assets, and contract liabilities from contracts with customers (in thousands):

		2023		December 31, 2022		2021
Accounts receivable, net	$	949	$	-	$	-
Accrued liabilities		-		-		-
Contract liabilities		300		4,601		5,265

Under Topic 606, our rights to consideration are presented separately depending on whether those rights are conditional or unconditional. We present our unconditional rights to consideration as "accounts receivable" in our Balance Sheet.

Significant changes in the contract assets and the contract liabilities balances during the period are as follows (in thousands, except percentages):

		December 31, 2023		December 31, 2022		$ Change		% Change
Contract assets	$	949	$	-	$	949		-
Contract liabilities		(300)		(4,601)		4,301		93.5
Net contract assets (liabilities)	$	649	$	(4,601)	$	5,250		114.1

In April 2017, we signed a contract with Microsoft Corporation to develop an LBS display system; the contract terminated effective December 31, 2023. Under the agreement, we received an upfront payment of $10.0 million. As of December 31, 2022, we had applied $5.4 million against the contract liability. During the year ended December 31, 2023, we applied the remaining $4.6 million against the contract liability with this customer since we believe the likelihood of further deliveries under the contract is remote. We do not expect to recognize any further revenue in connection with this contract.

Contract acquisition costs

We are required to capitalize certain contract acquisition costs consisting primarily of commissions paid when contracts are signed. We currently do not pay any commissions upon the signing of a contract; therefore, no commission cost has been incurred as of December 31, 2023.

In connection with our January 2023 acquisition of assets from Ibeo, we assumed contract liabilities totaling approximately $1.2 million. During the twelve months ended December 31, 2023, we recognized revenue totaling $1.0 million against the contract liability.

Transaction price allocated to the remaining performance obligations

The following table provides information about the estimated timing of revenue recognition (in thousands):

		2024		2025
Revenue	$	300	$	-

5. INVESTMENT SECURITIES, AVAILABLE-FOR-SALE AND FAIR VALUE MEASUREMENTS

Our investment securities, available-for-sale are comprised of corporate debt securities. The principal markets for the debt securities are dealer markets which have a high level of price transparency. The market participants for debt securities are typically large money center banks and regional banks, brokers, dealers, pension funds, and other entities with debt investment portfolios.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the authoritative guidance establishes a three level fair value inputs hierarchy and requires an entity to maximize the use of observable valuation inputs and minimize the use of unobservable inputs. We use market data, assumptions and risks we believe market participants would use in measuring the fair value of the asset or liability, including the risks inherent in the inputs and the valuation techniques. The hierarchy is summarized below.

Level 1 – Quoted prices in active markets for identical assets and liabilities at the measurement date that the reporting entity has the ability to access.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs for which there is little or no market data, which requires us to develop our own assumptions, which are significant to the measurement of the fair values.

The valuation inputs hierarchy classification for assets measured at fair value on a recurring basis are summarized below as of December 31, 2023 and 2022 (in thousands). These tables do not include cash held in our money market savings accounts.

	Level 1		Level 2		Level 3		Total
As of December 31, 2023							
Assets							
Corporate debt securities	$ -	$	8,471	$	-	$	8,471
U.S. Treasury securities	-		20,140		-		20,140
	$ -	$	28,611	$	-	$	28,611

	Level 1		Level 2		Level 3		Total
As of December 31, 2022							
Assets							
Corporate debt securities	$ -	$	15,500	$	-	$	15,500
U.S. Treasury securities	-		46,673		-		46,673
	$ -	$	62,173	$	-	$	62,173

Our short-term investments are summarized below as of December 31, 2023 and 2022 (in thousands).

	Cost/ Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Investment Securities, Available-For-Sale
As of December 31, 2023							
Assets							
Corporate debt securities	$ 8,466	$	6	$	(1)	$	8,471
U.S. Treasury securities	20,119		21		-		20,140
	$ 28,585	$	27	$	(1)	$	28,611
As of December 31, 2022							
Assets							
Corporate debt securities	$ 15,538	$	-	$	(38)	$	15,500
U.S. Treasury securities	46,762		2		(91)		46,673
	$ 62,300	$	2	$	(129)	$	62,173

The maturities of the investment securities available-for-sale as of December 31, 2023 and 2022 are shown below (in thousands):

	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Estimated Fair Value
As of December 31, 2023							
Maturity date							
Less than one year	$	28,585	$	27	$	(1)	$ 28,611
As of December 31, 2022							
Less than one year	$	62,300	$	2	$	(129)	$ 62,173

The following table summarizes investments that have been in a continuous unrealized loss position for less than 12 months and those that have been in a continuous unrealized loss position for more than 12 months as of December 31, 2023 and 2022 (in thousands):

	Less than Twelve Months		Twelve Months or Greater		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
As of December 31, 2023						
Corporate debt securities	$ 1,488	$ (1)	$ -	$ -	1,488	(1)
U.S. Treasury securities	1,486	-	-	-	1,486	-
	$ 2,974	$ (1)	$ -	$ -	$ 2,974	$ (1)
As of December 31, 2022						
Corporate debt securities	$ 12,295	$ (38)	$ -	$ -	12,295	(38)
U.S. Treasury securities	34,530	(91)	-	-	34,530	(91)
	$ 46,825	$ (129)	$ -	$ -	$ 46,825	$ (129)

6. INVENTORY

Inventory consists of the following (in thousands):

	December 31,			
		2023		2022
Raw materials	$	1,574	$	1,556
Work in process		305		305
Finished Goods		1,995		-
	$	3,874	$	1,861

7. PROPERTY AND EQUIPMENT

Property and equipment consists of the following (in thousands):

	December 31,			
		2023		2022
Production equipment	$	6,140	$	6,140
Leasehold improvements		3,843		3,789
Computer hardware and software/lab equipment		12,149		10,515
Office furniture and equipment		5,367		1,804
		27,499		22,248
Less: Accumulated depreciation		(18,467)		(15,418)
	$	9,032	$	6,830

Depreciation expense was $3.1 million in 2023, $0.7 million in 2022 and $0.9 million in 2021.

8. INTANGIBLE ASSETS

The components of intangible assets were as follows:

As of December 31, 2023 (in thousands)	Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount		Weighted Average Remaining Period (Years)
Acquired technology	$	20,172	$	2,940	$	17,232	12
Backlog		26		23		3	-
	$	20,198	$	2,963	$	17,235	

As of December 31, 2022 (in thousands)	Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount		Weighted Average Remaining Period (Years)
Acquired technology	$	951	$	876	$	75	4
	$	951	$	876	$	75	

Amortization expense was $2.1 million in 2023, $0.0 million in 2022 and $0.0 million in 2021.

The following table outlines our estimated future amortization expense related to intangible assets held at December 31, 2023 (in thousands):

Years Ended December 31,	Cost of Revenue		Research and Development Expense	Total	
2024	$	1,548	584	$	2,132
2025		1,548	54		1,602
2026		1,548	25		1,573
2027		1,508	-		1,508
Thereafter		10,420	-		10,420
	$	16,572	663	$	17,235

9. ACCRUED LIABILITIES

Accrued liabilities consists of the following (in thousands):

	December 31,			
	2023		2022	
Bonuses	$	1,359	$	537
Payroll and payroll taxes		3,704		766
Income taxes payable		2,111		-
Accrued professional fees		236		378
Liabilities to suppliers		885		130
Other		345		247
	$	8,640	$	2,058

In addition, the accrued liability for Ibeo business combination on our balance sheet in the amount of $6.3 million includes $3.3 million that was withheld from the Purchase Price and held in escrow for a maximum period of 13 months post-Closing as partial security for potential claims arising out of or in connection with the Asset Purchase Agreement and $3.0 million holdback amount that is expected to be paid in first quarter of 2024.

10. COMMON STOCK

In August 2023, we entered into a $35.0 million ATM equity offering agreement with Craig-Hallum. Under the agreement, we are able, at our discretion, to offer and sell shares of our common stock having an aggregate value of up to $35.0 million through Craig-Hallum. As of December 31, 2023, we had completed sales under such sales agreement, having sold 6.1 million shares for net proceeds of $15.5 million. As of December 31, 2023, we have approximately $19.0 million available under this ATM agreement.

In June 2023, we entered into a $45.0 million ATM equity offering agreement with Craig-Hallum. Under the agreement, we were able, at our discretion, to offer and sell shares of our common stock having an aggregate value of up to $45.0 million through Craig-Hallum. As of June 30, 2023, we had completed sales under such sales agreement, having sold 10.9 million shares for net proceeds of $43.9 million. No further shares are available for sales under this agreement.

In June 2021, we entered into a $140.0 million ATM equity offering agreement with Craig-Hallum. Under the agreement we were able, at our discretion, to offer and sell shares of our common stock having an aggregate value of up to $140.0 million through Craig-Hallum. As of December 31, 2022, we had issued 8.3 million shares of our common stock for net proceeds of $81.8 million under this ATM agreement. During the quarter ended March 31, 2023, we issued 5.0 million shares of our common stock for net proceeds of $12.5 million under the agreement. The sales agreement was terminated in June 2023.

11. SHARE-BASED COMPENSATION

We use the straight-line attribution method to allocate the fair value of share-based compensation awards over the requisite service period for each award. The valuation of and accounting for share-based awards includes a number of complex and subjective estimates. These estimates include, but are not limited to, the future volatility of our stock price, future stock option exercise behaviors, estimated employee turnover, and award forfeiture rates.

Description of Incentive Plan

Our 2022 Incentive Plan has 20.0 million shares authorized, which includes 3.5 million shares not issued pursuant to any awards granted under the 2020 Incentive Plan. There were 9.4 million shares available for awards as of December 31, 2023.

Options Valuation Methodology and Assumptions

We use the Black-Scholes option valuation model to determine the fair value of options granted and use the closing price of our common stock as the fair market value of our stock on that date.

We consider historical stock price volatilities, volatilities of similar companies and other factors in determining estimates of future volatilities.

We use historical lives, including post-termination exercise behavior, as the basis for estimating expected lives.

Risk-free rates are based on the U.S. Treasury Yield Curve, as published by the U.S. Treasury.

The following table summarizes the weighted-average valuation assumptions and weighted-average grant date fair value of options granted during the periods shown below:

Assumptions (weighted-average)	Year Ended December 31,		
	2023	2022	2021
Volatility	0%	0%	120%
Expected term (in years)	-	-	4.0
Risk-free rate	0.0%	0.0%	0.9%
Expected dividends	0.0%	0.0%	0.0%
Pre-vest forfeiture rate	0.0%	0.0%	8.5%
Grant date fair value of options granted	$ -	$ -	$ 11.72

Options Activity and Positions

The following table summarizes activity and positions with respect to options for the periods shown below (in thousands):

Options	Shares		Weighted-average exercise price	Weighted-average remaining contractual term (in years)		Aggregate intrinsic value
Outstanding as of December 31, 2020	3,281		1.51	6.6	$	12,784
Granted	8		14.04			
Exercised	(1,519)		1.75			
Forfeited or expired	(237)		1.23			
Outstanding as of December 31, 2021	1,533		1.37	5.6	$	5,645
Granted	-		-			
Exercised	(525)		1.38			
Forfeited or expired	(63)		3.00			
Outstanding as of December 31, 2022	945		1.26	5.7	$	1,137
Granted	-		-			
Exercised	(191)		0.92			
Forfeited or expired	(2)		0.28			
Outstanding as of December 31, 2023	752	$	1.35	4.6	$	1,083
Vested and expected to vest as of December 31, 2023	752	$	1.35	4.6	$	1,083
Exercisable as of December 31, 2023	752	$	1.35	4.6	$	1,083

The total grant date fair value of options vested during the years ended December 31, 2023, 2022 and 2021 was $0, $0.1 million and $0.5 million, respectively. As of December 31, 2023, we have no unrecognized share-based compensation related to options.

Restricted stock activity and positions

The following table summarizes activity and positions with respect to RSUs and PSUs for the three years ended December 31, 2023 (in thousands):

	Shares		Weighted-average price
Unvested as of December 31, 2020	1,983	$	0.76
Granted	4,179		12.92
Vested	(2,380)		3.11
Forfeited	(1,157)		11.97
Unvested as of December 31, 2021	2,625		13.05
Granted	9,180		2.46
Vested	(1,391)		9.16
Forfeited	(1,548)		6.42
Unvested as of December 31, 2022	8,866		3.85
Granted	3,491		3.89
Vested	(1,872)		6.98
Forfeited	(502)		7.47
Unvested as of December 31, 2023	9,983	$	3.09

In 2023, we issued 2.6 million PSUs to non-executive employees subject to the achievement of development goals. These shares are liabilities subject to mark-to-market accounting as the number of shares was not fixed when issued. One-third of these shares will vest in connection with 2023 achievement of the milestones and the remaining two-thirds will vest over two years from June 30, 2023.

In 2023, we issued 0.1 million shares for the partial achievement of internal performance milestones during the fourth quarter of 2022. These shares were valued based on the closing price of our common stock on the dates of grant and vest quarterly over two years. We had canceled 0.4 million PSUs in the fourth quarter of 2022 related to the same internal performance milestones.

In 2023, we issued 0.6 million time-based RSUs to non-executive employees for promotion, retention, and new hire grants. These shares were valued based on the closing price of our common stock on the dates of grant. These shares vest over three or four years from the date of grant.

In 2023, we issued 0.3 million time-based RSUs to independent directors for annual equity compensation. These shares were valued based on the closing price of our common stock on the dates of grant. These shares vest quarterly, with the final installment vesting the earlier of the one year anniversary of the grant date or the day before the next annual meeting.

In June 2022, we issued 6.0 million PSUs to our executive officers. The PSUs are subject to the achievement of performance goals and time-based vesting. The PSUs will become eligible to vest if the closing price of our common stock reaches or exceeds specified price thresholds for at least 20 consecutive trading days during the performance period through December 31, 2025. If the performance goals are met, the portion of the PSUs deemed earned will become subject to time-based vesting in equal quarterly installments over two years starting from the date on which the goal is achieved. These PSUs were valued using a Monte Carlo simulation model using the following inputs: stock price, volatility, and risk-free interest rates.

In 2022, we issued 2.4 million PSUs to non-executive employees subject to the achievement of development goals. These shares were valued based on the closing price of our common stock on the dates of grant. These shares vest quarterly over two years from the achievement of established performance criteria. We canceled 0.4 million PSUs in the fourth quarter of 2022 and re-issued 0.1 million PSUs in the first quarter of 2023 due to partial achievement of internal performance milestones.

In 2022, we issued 0.6 million time-based RSUs to non-executive employees for promotion, retention, and new hire grants. These shares were valued based on the closing price of our common stock on the dates of grant. These shares vest over three or four years from the date of grant.

In 2021, an equity award was granted to the Chief Executive Officer in the form of 1.2 million restricted stock units. These shares were valued based on the closing price of our common stock on the dates of grant. On the date of grant, 0.3 million shares vested immediately, 0.3 million vested in April 2022 and subsequent grants of 0.3 million RSUs will be made on an annual basis in each of April 2023 and April 2024.

In 2021, we issued 1.5 million shares of performance stock units to non-executive employees. These shares were valued based on the closing price of our common stock on the dates of grant. The shares vest one-eighth upon achievement of performance milestones with the remainder vesting quarterly over the following seven quarters. In 2021, 1.1 million of the performance stock units were canceled because of modifications to or failure to achieve performance milestones.

In 2021, we issued 1.1 million RSUs to non-executive employees for promotion, retention and new hire grants. These shares were valued based on the closing price of our common stock on the dates of grant. These shares vest annually over one to four years from the date of grant.

As of December 31, 2023, our unrecognized share-based compensation related to RSUs was $5.0 million, which we plan to expense over the next 1.6 years, our unrecognized share-based compensation related to executive PSUs was $5.1 million, which we plan to expense over the next 1.8 years, and our unrecognized share-based compensation related to the non-executive PSUs was $3.3 million, which we plan to expense over the next 1.0 year.

12. LEASES

We lease our office space and certain equipment under finance and operating leases. Our leases have remaining lease terms of one to ten years. Our office lease agreement includes both lease and non-lease components, which are accounted for separately. Our finance leases contain options to purchase the leased property. The depreciable life of assets and leasehold improvements are limited by the expected lease term, unless we are reasonably certain to exercise the purchase option.

In September 2021, we entered into an office lease with Redmond East Office Park LLC, a Washington limited liability company, pursuant to which we will lease approximately 16,681 square feet of space located in Redmond, Washington that we will use primarily for general office space. The lease provides for an initial term of 128 months that commenced November 1, 2021. Pursuant to the lease, annual base rent was approximately $0.5 million for the first year and is subject to annual increases of 3.0%. In addition to base rent, we pay additional rent comprised of our proportionate share of any operating expenses, real estate taxes, and management fees. We have the option to extend the term for one ten-year renewal period, provided that the rent would be subject to market adjustment at the beginning of the renewal term. The total minimum lease payments related to this lease is $6.4 million.

In September 2021, we entered into a second office lease with Redmond East Office Park LLC, pursuant to which we will lease approximately 36,062 square feet of space located in Redmond, Washington that we will use primarily for product testing and lab space. The lease provides for an initial term of 120 months that commenced on December 1, 2022. Pursuant to the lease, annual base rent will be approximately $1.1 million for the first year and is subject to annual increases of 3.0%. In addition to base rent, we will pay additional rent comprised of our proportionate share of any operating expenses, real estate taxes, and management fees. We have the option to extend the term for one ten-year renewal period, provided that the rent would be subject to market adjustment at the beginning of the renewal term. The total minimum lease payments related to this lease are $13.0 million. During the quarter ended June 30, 2023, we received a payment of $3.0 million as an incentive to terminate our previous building lease. The gain is recorded as other income in our statement of operations.

In April 2022, we entered into an office lease with Universal-Investment-Gesellschaft mbH, a German investment company, pursuant to which we lease approximately 3,533 square feet of space located in Nuremberg, Germany that we use primarily for general office space for business development activities. The lease provides for a term of 60 months that commenced May 1, 2022. Pursuant to the lease, annual base rent is approximately $76,000 per year. The total minimum lease payments related to this lease is approximately $0.4 million.

In September 2022, we entered into a second office lease with Universal-Investment-Gesellschaft GmbH, a German investment company, pursuant to which we lease approximately 3,810 square feet of space located in Nuremberg, Germany that we use primarily for product testing for engineering and development activities. The lease provides for a term of 60 months that commenced November 15, 2022. Pursuant to the lease, annual base rent is approximately $92,000 per year. The total minimum lease payments related to this lease is approximately $0.5 million.

In connection with our January 2023 acquisition of assets from Ibeo, we assumed three leases in Hamburg, Germany covering approximately 51,000 square feet.

One lease is with IntReal International Real Estate Kapitalverwaltungsgesellschaft and covers approximately 5,511 square feet of space for IT network equipment through December 31, 2026. Pursuant to the lease, annual base rent is approximately $65,000 per year. The total remaining minimum lease payments related to this lease are approximately $0.3 million. During the quarter ended March 31, 2023, we recorded a right-of-use asset in the amount of $0.2 million on our balance sheet. A second lease is with Neuer Holtigbaum and covers approximately 32,529 square feet of office space and long-range laser testing space through August 2023. During the quarter ended September 30, 2023, we amended this lease and extended until August 2024. The total remaining minimum lease payments related to this lease are approximately $0.2 million. The third lease is with BG BAU Berufsgenossenschaft der Bauwirtschaft and covers approximately 13,127 square feet of garage space to house our test and demonstration vehicles through July 31, 2024. The total remaining minimum lease payments related to this lease are approximately $0.1 million.

In December 2023, we entered into a lease on approximately 60,000 square feet of space located in central Hamburg in Germany. This lease is intended to replace the office space described in the immediately preceding paragraph. The lease provides for a term of 60 months and will commence on the date the property is delivered to us, which is expected to occur between August 1, 2024 and December 31, 2024.

The components of lease expense were as follows:

(in thousands)	Year Ended December 31,		
	2023	2022	2021
Operating lease expense	$ 2,625	$ 1,501	$ 513
Finance lease expense:			
Amortization of leased assets	21	26	30
Interest on lease liabilities	-	2	3
Total finance lease expense	21	28	33
Total lease expense	$ 2,646	$ 1,529	$ 546

Supplemental cash flow information related to leases was as follows:

(in thousands)	Year Ended December 31,					
	2023		**2022**		**2021**	
Cash paid for amounts included in measurement of lease liabilities:						
Operating cash flows from operating leases	$	2,500	$	1,280	$	762
Operating cash flows from finance leases		-		2		3
Financing cash flows from finance leases		21		26		28
Right-of-use assets obtained in exchange for new lease obligations:						
Operating leases	$	1,338	$	10,184	$	5,322

Supplemental balance sheet information related to leases was as follows:

(in thousands)	December 31,			
	2023		**2022**	
Operating leases				
Operating lease right-of-use assets	$	13,758	$	14,579
Current portion of operating lease liability		2,323		1,846
Operating lease liability, net of current portion		12,714		13,829
Total operating lease liabilities	$	15,037	$	15,675
Finance leases				
Property and equipment, at cost	$	112	$	112
Accumulated depreciation		(97)		(80)
Property and equipment, net	$	15	$	32
Current portion of finance lease obligations	$	-	$	21
Finance lease obligations, net of current portion		-		-
Total finance lease liabilities	$	-	$	21
Weighted Average Remaining Lease Term				
Operating leases		8.4 years		13.1 years
Finance leases		-		0.5 years
Weighted Average Discount Rate				
Operating leases		4.6%		9.0%
Finance leases		0.0%		6.3%

As of December 31, 2023, maturities of lease liabilities were as follows:

(in thousands) Years Ended December 31,	Operating leases	Finance leases
2024	2,373	-
2025	2,019	-
2026	2,032	-
2027	1,971	-
Thereafter	9,663	-
Total minimum lease payments	18,058	-
Less: amount representing interest	(3,021)	-
Present value of lease liabilities	$ 15,037	$ -

13. COMMITMENTS AND CONTINGENCIES

Purchase commitments

During the quarter ended September 30, 2023, we entered into a $9.3 million purchase commitment with a contract manufacturing partner for the production of MOVIA sensor inventory to support direct sales to both automotive and non-automotive customers. We made a payment of $3.1 million during the third quarter and expect to make the remaining future payments by the end of the second quarter of 2024 based on an agreed sensor delivery schedule.

Litigation

We are subject to various claims and pending or threatened lawsuits in the normal course of business. We are not currently party to any legal proceedings that management believes are reasonably possible to have a material adverse effect on our financial position, results of operations or cash flows.

14. INCOME TAXES

Components of income (loss) before income taxes (in thousands):

	Year Ended December 31,		
	2023	2022	2021
United States	$ (86,730)	$ (53,091)	$ (43,200)
Foreign	5,034	-	-
Total	$ (81,696)	$ (53,091)	$ (43,200)

Components of income tax expense (benefit) (in thousands):

	Year Ended December 31,		
	2023	2022	2021
Current			
Federal	$ -	$ -	$ -
State	-	-	-
International	2,061	-	-
Total Current Tax Expense	2,061	-	-
Deferred			
Federal	-	-	-
State	-	-	-
International	(915)	-	-
Total Deferred Tax Expense	(915)	-	-
Total Tax Expense	$ 1,146	$ -	$ -

The effective tax rate of our provision (benefit) for income taxes differs from the Federal statutory rate as follows:

	Year Ended December 31,		
	2023	2022	2021
Statutory rate	21.0%	21.0%	21.0%
Permanent Items and adjustments	0.1%	0.0%	0.0%
Compensation related	(0.4)%	(0.5)%	(8.2)%
Share-based compensation	(1.7)%	(2.2)%	25.1%
Net operating loss expiration	(6.3)%	(9.0)%	(16.2)%
Tax credits	1.0%	1.5%	1.4%
Change in valuation allowance	(15.0)%	(10.8)%	(23.1)%
Bargain Purchase gain	0.9%	0.0%	0.0%
Other	(1.0)%	0.0%	0.0%
Total	(1.4)%	0.0%	0.0%

Deferred tax assets are summarized as follows (in thousands):

Deferred tax assets	December 31,			
	2023		**2022**	
Reserves	$	632	$	651
Net operating loss carryforwards		97,254		92,469
R&D credit carryforwards		10,114		9,628
Depreciation/amortization deferred		26,079		19,787
Operating lease liabilities		3,878		3,292
Other		7,833		7,360
Total deferred tax assets		145,790		133,187
Deferred tax liabilities:				
Operating lease right-of-use assets		(3,272)		(3,062)
Total deferred tax liabilities		(3,272)		(3,062)
Net valuation allowances		(142,376)		(130,125)
Deferred tax assets	$	142	$	-

As of December 31, 2023, we maintained a valuation allowance of $142.4 million for our deferred tax assets that we believe are not more likely than not to be realized.

As of December 31, 2023, we have net operating loss carryforwards of approximately $463.1 million for federal income tax reporting purposes. In addition, we have research and development tax credits of $10.1 million. During 2023, $23.1 million federal net operating losses and $0.3 million general business credits expired unused. A majority of the net operating loss carryforwards and research and development credits available to offset future taxable income, if any, will expire in varying amounts from 2024 to 2043, if not previously used.

Certain net operating losses arise from the deductibility for tax purposes of compensation under nonqualified stock options equal to the difference between the fair value of the stock on the date of exercise and the exercise price of the options. For financial reporting purposes, the tax effect of this deduction, when recognized, is accounted for as an income tax benefit.

In certain circumstances, as specified in the Internal Revenue Code, a 50% or more ownership change by certain combinations of our shareholders during any three-year period would result in limitations on our ability to use a portion of our net operating loss carryforwards.

We had no unrecognized tax benefits at December 31, 2023 or 2022.

We recognize interest accrued and penalties related to unrecognized tax benefits in tax expense. During the years ended December 31, 2023, 2022 and 2021 we recognized no interest or penalties.

We file income tax returns in the U.S. federal jurisdiction, Oregon and in Germany. Due to our operating loss and credit carryforwards, the U.S. federal statute of limitations remains open for 1998 and onward. Tax years 2022 and forward remain open in Germany.

15. RETIREMENT SAVINGS PLAN

We have a retirement savings plan that qualifies under Internal Revenue Code Section 401(k). The plan covers all qualified employees. Contributions to the plan are made at the discretion of our Board of Directors. During the years ended December 31, 2023, 2022 and 2021 we contributed $0.5 million, $0.4 million and $0.3 million to the plan, respectively.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no changes in or disagreements with accountants on accounting or financial disclosure matters during our fiscal years ended December 31, 2023, 2022 and 2021.

ITEM 9A.   CONTROLS AND PROCEDURES

(a) *Evaluation of Disclosure Controls and Procedures.* Our Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) evaluated our disclosure controls and procedures (as defined in Rules 13a-15(e)) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), prior to the filing of this Form 10-K. Based upon that evaluation, our CEO and CFO concluded that, as of December 31, 2023, our disclosure controls and procedures were effective.

(b) *Management's Report on Internal Control Over Financial Reporting.* Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation under the framework in *Internal Control — Integrated Framework (2013),* our management concluded that our internal control over financial reporting was effective as of December 31, 2023.

(c) *Limitations on the Effectiveness of Controls.* Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(d) *Changes in Internal Control Over Financial Reporting.* We completed the acquisition of Ibeo assets on January 31, 2023. As part of the asset acquisition, we are in the process of incorporating our controls and procedures with respect to MicroVision GmbH's operations, and we will include internal controls with respect to their operations in our assessment of the effectiveness of our ICFR as of December 31, 2024. Other than changes related to incorporating our controls and procedures with respect to MicroVision GmbH, there was no change in our internal control over financial reporting during the period ended December 31, 2023 which has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

56

<center>**Report of Independent Registered Public Accounting Firm**</center>

To the Shareholders and the Board of Directors of
MicroVision, Inc.

Opinion on Internal Control over Financial Reporting

We have audited Microvision Inc.'s (the "Company") internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets of Microvision Inc. as of December 31, 2023 and December 31, 2022, the related consolidated statements of operations, comprehensive loss, changes in shareholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and schedule (collectively referred to as the "consolidated financial statements") and our report dated February 29, 2024, expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting included in Item 9A. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Management's Report on Internal Control Over Financial Reporting, in January 2023, the Company acquired certain assets of IBEO Automotives (Microvision GmbH). For the purposes of assessing internal control over financial reporting, management excluded Microvision GmbH, whose financial statements constitute approximately 10% of the Company's consolidated total assets (excluding $18 million of intangible assets, which were integrated into the Company's control environment) and approximately 5% of consolidated net loss as of and for the year ended December 31, 2023. Accordingly, our audit did not include the internal controls over the financial reporting of Microvision GmbH.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Moss Adams LLP

Seattle, Washington
February 29, 2024

We have served as the Company's auditor since 2012.

ITEM 9B.   OTHER INFORMATION

(a) None.

(b) During the three months ended December 31, 2023, none of our directors or officers (as defined in Rule 16a-1(f) under the Securities Exchange Act of 1934, as amended) adopted or terminated a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement (as such terms are defined in Item 408 of Regulation S-K of the Securities Act of 1933, as amended).

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

PART III.

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information regarding executive officers is included in Part I of this Annual Report on Form 10-K in Item 4A. The information required by this Item 10 of Form 10-K and not provided in Item 4A will be included under the caption "Proposal One – Election of Directors" and "Board of Directors & Governance Matters" in our 2024 Proxy Statement and is incorporated herein by reference. Our 2024 Proxy Statement will be filed with the SEC prior to our 2024 Annual Meeting of Shareholders.

ITEM 11.   EXECUTIVE COMPENSATION

The information required by this Item 11 of Form 10-K will be included under the captions "Executive Compensation," "Compensation Committee Interlocks and Insider Participation," and "Director Compensation for 2023" in our 2024 Proxy Statement and are incorporated herein by reference.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information as of December 31, 2023, regarding equity compensation plans approved and not approved by shareholders is summarized in the following table (in thousands, except per share data):

	Equity Compensation Plan Information		
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for further issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by shareholders			9,422
Options to purchase common stock	752	$ 1.35	
Restricted stock units and performance stock units	9,983	-	
Equity compensation plans not approved by shareholders	-	-	-
Total	10,735		9,422

The other information required by this Item 12 of Form 10-K will be included under the caption "Information about MicroVision Common Stock" in our 2024 Proxy Statement and is incorporated herein by reference.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this Item 13 of Form 10-K will be included under the captions "Certain Relationships and Related Transactions" and "Board of Directors & Governance Matters" in our 2024 Proxy Statement and are incorporated herein by reference.

ITEM 14.   PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item 14 of Form 10-K will be included under the caption "Independent Registered Public Accounting Firm" in our 2024 Proxy Statement and is incorporated herein by reference.

PART IV.

ITEM 15.   EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(A) Documents filed as part of this Annual Report on Form 10-K:

1. Consolidated Financial Statements

- Report of Independent Registered Public Accounting Firm

- Consolidated Balance Sheets as of December 31, 2023 and 2022

- Consolidated Statements of Operations for the years ended December 31, 2023, 2022 and 2021

- Consolidated Statements of Comprehensive Loss for the years ended December 31, 2023, 2022 and 2021

- Consolidated Statements of Shareholders' Equity (Deficit) for the years ended December 31, 2023, 2022 and 2021

- Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022 and 2021

- Notes to Consolidated Financial Statements

2. Financial Statement Schedules


Schedule II

MicroVision, Inc.
Valuation and Qualifying Accounts and Reserves Schedule
(In thousands)


Year Ended December 31,	Balance at beginning of fiscal period		Additions				Deductions		Balance at end of fiscal period
			Charges to costs and expenses		Charges to other accounts				
2021									
Tax valuation allowance	$	114,407	$	9,973	$	-	$	-	$ 124,380
2022									
Tax valuation allowance	$	124,380	$	5,745	$	-	$	-	$ 130,125
2023									
Tax valuation allowance	$	130,125	$	12,252	$	-	$	-	$ 142,377

All other schedules are omitted because they are not applicable, or because the information required is included in the consolidated financial statements and notes thereto.

3. Exhibits

The following exhibits are referenced or included in this Annual Report on Form 10-K.

Exhibit Number	Description
2.1	Asset Purchase Agreement, dated December 1, 2022, by and between Ibeo Automotive Systems GmbH and MicroVision GmbH[14]
2.2	Amendment Agreement, dated January 31, 2023, to the Asset Purchase Agreement, dated December 1, 2022, by and between Ibeo Automotive Systems GmbH and MicroVision GmbH[14]
3.1	Amended and Restated Certificate of Incorporation of MicroVision, Inc., as amended.[2]
3.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of MicroVision, Inc.[4]
3.3	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of MicroVision, Inc. dated June 7, 2018.[6]
3.4	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of MicroVision, Inc. dated October 8, 2020.[8]
3.5	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of MicroVision, Inc. dated May, 18, 2023.[7]
3.6	Amended and Restated Bylaws of MicroVision, Inc. [5]
4.1	Form of Specimen Stock Certificate for Common Stock.[1]
4.2	Description of Common Stock [9].
10.1	2022 MicroVision, Inc. Incentive Plan.[13]*
10.2	Lease Agreement Concerning Office Premises between Victoria Immo Properties I S.à r.l., dated December 15, 2023 (covering approximately 60,000 square feet).
10.3	Change of Control Severance Plan.[3]*
10.4	Employment Agreement between MicroVision, Inc. and Sumit Sharma dated April 8, 2021. [11]
10.5	At-the-Market Issuance Sales Agreement, dated August 29,2023, by and between the Company and Craig-Hallum Capital Group LLC[10]
10.6	Lease Agreement between Redmond East Office Park LLC and MicroVision, Inc. dated September 24, 2021 (covering approximately 16,681 square feet). [12]
10.7	Lease Agreement between Redmond East Office Park LLC and MicroVision, Inc. dated September 24, 2021 (covering approximately 36,062 square feet). [12]
10.8	Form of Performance-Based Restricted Stock Unit Agreement[13]*
10.9	Form of Restricted Stock Unit Agreement[15]*
10.10	At-the-Market Issuance Sales Agreement, dated June 16,2023, by and between the Company and Craig-Hallum Capital Group LLC[16]
21.1	List of Subsidiaries of the Registrant
23.1	Consent of Independent Registered Public Accounting Firm – Moss Adams LLP.
31.1	Principal Executive Officer Certification pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Principal Financial Officer Certification pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Principal Executive Officer Certification pursuant to Rule 13a-14(b) or Rule 15d-14(b) and Section 1350, Chapter 63 of Title 18, United States Code (18 U.S.C. 1350), as adopted pursuant to Section 906 of Sarbanes-Oxley Act of 2002.
32.2	Principal Financial Officer Certification pursuant to Rule 13a-14(b) or Rule 15d-14(b) and Section 1350, Chapter 63 of Title 18, United States Code (18 U.S.C. 1350), as adopted pursuant to Section 906 of Sarbanes-Oxley Act of 2002.
97.1	Policy on Recoupment of Incentive Compensation
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document).
101.SCH	Inline XBRL Taxonomy Extension Schema.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).

(1)   Incorporated by reference to the Company's Post-Effective Amendment to Form S-3 Registration Statement, Registration No. 333-102244.
(2)   Incorporated by reference to the Company's Form 10-Q for the quarterly period ended September 30, 2009.
(3)   Incorporated by reference to the Company's Current Report on Form 8-K filed on May 24, 2022.
(4)   Incorporated by reference to the Company's Current Report on Form 8-K filed on February 17, 2012.
(5)   Incorporated by reference to the Company's Current Report on Form 8-K filed on July 14, 2023.
(6)   Incorporated by reference to the Company's Amendment No. 2 to Form S-1 Registration Statement, Registration No. 333-222857.
(7)   Incorporated by reference to the Company's Current Report on Form 8-K filed on May 19, 2023.
(8)   Incorporated by reference to the Company's Form 10-Q for the quarterly period ended September 30, 2020.
(9)   Incorporated by reference to the Company's Form 10-K for the year ended December 31, 2020.
(10)   Incorporated by reference to the Company's Current Report on Form 8-K filed on August 29, 2023.
(11)   Incorporated by reference to the Company's Form 10-Q for the quarterly period ended June 30, 2021.
(12)   Incorporated by reference to the Company's Form 10-Q for the quarterly period ended September 30, 2021.
(13)   Incorporated by reference to the Company's Form S-8 filed on June 8, 2022.
(14)   Incorporated by reference to the Company's Current Report on Form 8-K filed on February 3, 2023.
(15)   Incorporated by reference to the Company's Form 10-K for the year ended December 31, 2022.
(16)   Incorporated by reference to the Company's Current Report on Form 8-K filed on June 16, 2023.

*   *Management contracts and compensatory plans and arrangements required to be filed as exhibits pursuant to Item 15(b) of this Annual Report on Form 10-K.*

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MicroVision, Inc.

By */s/ Sumit Sharma*
_____
Sumit Sharma
Chief Executive Officer and Director

Date: February 29, 2024

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Sumit Sharma and Anubhav Verma, jointly and severally, his or her attorneys-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the following capacities on February 29, 2024.

Signature	Title
/s/ Sumit Sharma Sumit Sharma	Chief Executive Officer and Director (Principal Executive Officer)
/s/ Anubhav Verma Anubhav Verma	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
/s/ Simon Biddiscombe Simon Biddiscombe	Director
/s/ Robert P. Carlile Robert P. Carlile	Director
/s/ Judy Curran Judy Curran	Director
/s/ Jeffrey Herbst Jeffrey Herbst	Director
/s/ Mark Spitzer Mark Spitzer	Director
/s/ Brian V. Turner Brian V. Turner	Director

Corporate Information

Board of Directors	Simon Biddiscombe	Former Chief Executive Officer, MobileIron Inc.
	Robert P. Carlile	Retired Partner, KPMG LLP
	Judith M. Curran	Former Senior Executive, Ford Motor Company
	Jeffrey A. Herbst	Former Senior Executive, NVIDIA Corporation
	Sumit Sharma	Chief Executive Officer, MicroVision, Inc.
	Mark B. Spitzer	Former Chief Executive Officer, The MicroOptical Corporation
	Brian V. Turner	Former Chief Financial Officer, Coinstar, Inc.

Executive Officers	Sumit Sharma	Chief Executive Officer
	Anubhav Verma	Chief Financial Officer
	Drew G. Markham	General Counsel

Transfer Agent

Equiniti Trust Company, LLC

6201 15th Ave., Brooklyn, NY 11219 Shareholder Services **P:** 800-937-5449

Stock Listing

MicroVision, Inc. common stock is traded on the NASDAQ Stock Market under the Symbol MVIS

Investor Inquiries

MicroVision, Inc.

Attn: Investor Relations, 18390 NE 68th Street, Redmond, WA 98052

ir@microvision.com

Corporate Counsel

Ropes & Gray LLP

Prudential Tower, 800 Boylston St., Boston, MA 02199-3600

Independent Accountants

Moss Adams LLP

999 Third Avenue, Seattle, WA 98104-4019



MicroVision

www.microvision.com